 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1996

                                                     REGISTRATION NO. 333-06957
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 ------------

                       HYPERION TELECOMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)

         DELAWARE                     4813                   25-1669404
      (State or other           (Primary Standard         (I.R.S. Employer
      jurisdiction of       Industrial Classification    Identification No.)
     incorporation or             Code Number)
       organization)

                      5 WEST THIRD STREET -- P.O. BOX 472
                        COUDERSPORT, PENNSYLVANIA 16915
                                (814) 274-9830
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 ------------

                         DANIEL R. MILLIARD, PRESIDENT
                       HYPERION TELECOMMUNICATIONS, INC.
                      5 WEST THIRD STREET -- P.O. BOX 472
                        COUDERSPORT, PENNSYLVANIA 16915
                                (814) 274-9830
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ------------

                PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

                      CARL E. ROTHENBERGER, JR., ESQUIRE
                              BUCHANAN INGERSOLL
                           PROFESSIONAL CORPORATION
                         21ST FLOOR, 301 GRANT STREET
                        PITTSBURGH, PENNSYLVANIA 15219
                                (412) 562-8826

  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [_]
                                 ------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
===============================================================================

                               OFFER TO EXCHANGE
                  13% SERIES B SENIOR DISCOUNT NOTES DUE 2003
        FOR ANY AND ALL OUTSTANDING 13% SENIOR DISCOUNT NOTES DUE 2003
                                      OF
                       HYPERION TELECOMMUNICATIONS, INC.
                 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,

        NEW YORK CITY TIME, ON SEPTEMBER 11, 1996, UNLESS EXTENDED
                                ---------------

  Hyperion Telecommunications, Inc. ("Hyperion" or the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of 13% Series B Senior Discount Notes of the Company (the "New Notes") for each $1,000 principal amount of the issued and outstanding 13% Senior Discount Notes due 2003 (the "Old Notes," and collectively with the New Notes, the "Senior Notes"). As of the date of this Prospectus, $329,000,000 aggregate principal amount at maturity of the Old Notes is outstanding. The terms of the New Notes and the Old Notes are substantially identical in all material respects, except for certain transfer restrictions and registration rights; and except that holders of Old Notes are entitled to receive Liquidated Damages (as defined) if (a) the Company fails to file any of the registration statements required by the Registration Rights Agreement (as defined) on or before the date specified for such filing, (b) any of such registration statements is not declared effective by the Securities and Exchange Commission (the "Commission") on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer registration statement, or (d) a shelf registration statement or the registration statement of which this Prospectus forms a part (the "Exchange Offer Registration Statement") is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities (as defined) during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"). In the event of a Registration Default, the Company is required to pay Liquidated Damages to each holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of such Registration Default, at a rate of 0.5% per annum, determined daily, on the Accreted Value of the Senior Notes (or after April 15, 2001, on the principal amount of the Senior Notes) as of the immediately preceding interest payment date. Such interest rate will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period up to a maximum aggregate increase of 2.0% per annum until all Registration Defaults have been cured, at which time the accrual rate borne by the Old Notes will be reduced to the original accrual rate. See "Description of Senior Notes--Registration Rights; Liquidated Damages."

  The Exchange Offer is being made to satisfy certain obligations of the Company under the Registration Rights Agreement, dated as of April 15, 1996, among the Company and the Initial Purchasers (the "Registration Rights Agreement"). Upon consummation of the Exchange Offer, holders of Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon.

  Based on interpretations by the staff of the Commission with respect to similar transactions, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is an "affiliate" of Hyperion within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange for the Old Notes acquired by the broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 365 days after the Exchange Date (as defined) or, if earlier, until all participating broker-dealers have so resold. See "Plan of Distribution."

                                                  (Continued on following page)

                                ---------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THE DATE OF THIS PROSPECTUS IS AUGUST 12, 1996

  The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture (as defined). For a more complete description of the terms of the New Notes, see "Description of Senior Notes." There will be no cash proceeds to the Company from the Exchange Offer. The New Notes will be general obligations of the Company exclusively, will not be secured by any assets of the Company, its Subsidiaries (as defined) or Joint Ventures (as defined), will rank pari passu in right of payment with all existing and future senior Indebtedness (as defined) of the Company and will rank senior in right of payment to future subordinated Indebtedness of the Company; however, because the Company is a holding company that conducts substantially all of its business through its Subsidiaries and its Joint Ventures, the New Notes will be effectively subordinated to all liabilities of the Subsidiaries and Joint Ventures, including trade payables and indebtedness incurred by its Subsidiaries and Joint Ventures. As of March 31, 1996, the aggregate principal amount outstanding of such senior Indebtedness (excluding trade payables and other accrued liabilities) of the Subsidiaries and Joint Ventures would have been $25.9 million, substantially all of which were Capital Lease Obligations and as of such date there would have been $3.0 million of accounts payable and other current liabilities of the Company (excluding indebtedness due to Adelphia) that would have been pari passu with the Senior Notes.

  The Old Notes were originally issued and sold on April 15, 1996 as part of an offering of 329,000 units consisting of $329,000,000 aggregate principal amount at maturity of Old Notes and Warrants to purchase an aggregate of 613,427 shares of Common Stock of the Company (the Offering, as defined). The Warrants are exercisable at $.01 per share upon the earlier of May 1, 1997 or a change of control, and expire, if unexercised, on April 1, 2001. The Old Notes and the Warrants began to trade separately on July 14, 1996. The Offering was exempt from registration under the Securities Act in reliance upon the exemptions provided by Rule 144A and by Section 4(2) of the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an exemption from the registration requirements of the Securities Act and applicable state securities laws is available.

  The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. The Exchange Offer will expire at 5:00 p.m., New York City time, on September 11, 1996, unless extended (as it may be so extended, the "Expiration Date"), provided that the Exchange Offer shall not be extended beyond 30 business days from the date of this Prospectus. The date of acceptance for exchange of the Old Notes for the New Notes (the "Exchange Date") will be the first business day following the Expiration Date. Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable.

  Prior to this Exchange Offer, there has been no public market for the Senior Notes. The Old Notes have traded on the PORTAL Market. If a market for the New Notes should develop, the New Notes could trade at a discount from their initial offering price. The Company does not intend to apply for listing of the New Notes on any securities exchange or in any automated quotation system. There can be no assurance that an active trading market for the New Notes will develop.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-4 under the Securities Act with respect to the Exchange Offer. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Exchange Offer, reference is made to such Registration Statement and the exhibits and schedules filed as part thereof. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission upon payment of certain prescribed fees. Electronic registration statements made through the Electronic Data Gathering, Analysis, and Retrieval system are publicly available through the Commission's Web site (http://www.sec.gov), which is maintained by the Commission and which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL HYPERION ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including the consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. For a description of certain terms used in this Prospectus, see the Glossary attached to this Prospectus as Appendix A. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Persons participating in this Exchange Offer are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, participants in the Exchange Offer should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements. References in this Prospectus to the "Company" or "Hyperion" mean Hyperion Telecommunications, Inc. together with its subsidiaries, except where the context otherwise requires. Unless the context otherwise requires, references herein to the "networks," the "Company's networks" or the "Operating Companies' networks" mean the 13 telecommunications networks owned by 11 Operating Companies (which, as defined herein, are (i) wholly owned subsidiaries of the Company and (ii) joint venture partnerships and corporations managed by the Company and in which the Company holds less than a majority equity interest with one or more other partners). See "-- Company and Partnership Ownership." Currently, eight of the Operating Companies (comprising 11 of the 13 networks) are partnerships that are 50% or less owned by the Company, and the Operating Companies do not include the South Florida Partnership (as defined herein). As described more fully herein, the Company designs, constructs, manages and operates networks on behalf of the Operating Companies, and it is through these networks that the Company and the Operating Companies provide telecommunications services. Unless otherwise indicated, the information in this Prospectus gives effect to a 10,000-to-one stock split on April 8, 1996 of each outstanding share of the Company's Common Stock (as defined).

                                  THE COMPANY

  Hyperion Telecommunications, Inc. ("Hyperion" or the "Company") is a leading competitive local exchange carrier ("CLEC") that designs, constructs, operates and manages state-of-the-art fiber optic networks and facilities. Based on its review of information made publicly available by other CLECs, , the Company believes it operates one of the three largest CLECs in the United States based upon route miles and buildings connected. The Company's networks work in conjunction with interexchange carriers ("IXCs") such as AT&T, MCI, Sprint, WorldCom and others in order to offer small, medium and large businesses, government and education end users a broad array of integrated, high quality voice, video and enhanced data communications services. The Company, through its 13 networks, currently offers traditional access services, including high capacity interconnection between (i) points of presence ("POPs") of an IXC,
(ii) the POPs of different IXCs, (iii) a Local Exchange Carrier's Central Office ("LEC-CO") and IXC POPs, (iv) end users and their selected IXCs and (v) different locations of particular customers ("Private Line Services"). The Company has also installed switches or remote switching capability in five of its networks and plans to offer switched services, including customer dial tone, in all of its operating markets by the end of 1996. Four of the Company's networks also offer enhanced data services to their customers such as frame relay, Asynchronous Transfer Mode ("ATM") data transport, business video conferencing, private line data interconnect service and LAN connection and monitoring services in certain markets in a partnership with !NTERPRISE, a wholly-owned subsidiary of US West. These services, along with the long distance services provided by IXCs, enable the Company to provide an integrated telecommunications service offering to network customers that is more reliable, has a superior level of service and is priced lower relative to that of the incumbent local exchange carriers ("LECs") in markets served by the Company's networks.

  The Company currently manages and operates 13 networks which are primarily clustered in three regions located in the eastern half of the United States and which serve 19 cities with populations from at least 25,000 to more than 600,000. The Company also has four new networks under construction which will serve 17 additional cities and which the Company will manage and operate upon their expected completion in calendar year 1996. Eleven of the Company's operating networks and three of its networks under construction are owned in partnership with several major cable television operators, including Tele-Communications, Inc., Time Warner/Newhouse, Continental Cablevision, TKR Cable, Lenfest Communications, InterMedia Partners and Multimedia/Gannett, and an electric utility, PECO Energy, owner of the Philadelphia Electric Company (collectively, the "Local Partners"). The Company believes that working with a Local Partner significantly reduces the cost and time in developing a network through the utilization of existing cable or utility facilities. The remaining two operating networks and one network under construction are wholly-owned by the Company and lease fiber capacity from Adelphia Communications Corporation ("Adelphia"), the Company's corporate parent, to achieve similar time and cost savings in developing the networks.

  The Company intends to increase the density of its existing network clusters and expand into new geographic markets or clusters through the construction of approximately ten new networks by the end of 1997. From the Company's inception in October 1991 through March 31, 1996, the Company and its partners have invested approximately $162 million to build and develop the network infrastructure and operations. As of March 31, 1996, the Company's 13 operating networks served 19 cities, and along with the four networks under construction, included approximately 2,210 route miles of fiber optic cable and were connected to approximately 822 buildings. For the year ended March 31, 1996, the Company's 13 networks generated total revenues of approximately $7.9 million. The Company reports its interest in joint ventures pursuant to the equity method of accounting on a basis consistent with generally accepted accounting principles. The Company's revenues and EBITDA were approximately $3.5 million and ($2.3) million, respectively, for the year ended March 31, 1996.

  The Company believes the passage of the Telecommunications Act of 1996 (the "Telecommunications Act") on February 8, 1996 will substantially expand the market opportunities for the Company and its networks. The Telecommunications Act provides for the removal of legal barriers to entering the local exchange telecommunications market and directs the incumbent LECs to negotiate with CLECs to resolve network and competitive issues such as interconnection of CLEC and incumbent LEC networks, reciprocal compensation for termination of calls originating on a competing network, telephone number portability, access to rights-of-way and the unbundling of network services. The Telecommunications Act may provide an incentive for incumbent LECs to cooperate with local facilities-based competitors, such as the Company, on interconnection issues because the existence of an interconnection agreement with a facilities-based competitor is a prerequisite for incumbent LEC entry into the long distance market unless no such facilities-based competitor has requested access and interconnection in accordance with the terms of the Telecommunications Act. Based upon data compiled by the Federal Communications Commission (the "FCC"), the Company believes that the passage of the Telecommunications Act increases the potential market for CLECs from approximately $26.3 billion to approximately $97.1 billion annually due to the opening of the market for switched services which will permit CLECs to offer a full range of local telecommunications services including local dial tone, local calls, custom calling features and intraLATA toll services for both business and residential customers. In the markets where the Company's networks are currently operating or under construction, the Company now believes it has an addressable market opportunity of approximately $4.8 billion, substantially all of which is currently provided by the incumbent LECs.

COMPANY STRATEGY

  The Company, through its networks, is a leading provider of integrated local telecommunications services to small, medium and large businesses, government and educational end users and IXCs in its existing markets. The Company differentiates its service offerings by partnering with local cable television operators and utility companies to develop networks that will provide customers with greater market coverage, lower costs and superior service. The Company's networks also leverage the IXCs' name recognition and reputation for quality and reliability by becoming preferred suppliers for IXCs of local telecommunications services in the Company's markets. The IXCs market their long distance services in conjunction with the Company's local service offerings to provide end users with a fully integrated telecommunications service offering in all of the Company's operating markets. Principal elements of the Company's strategy include:

  Develop a Rapid Entry/Low Cost Approach with Local Partners. The Company works with a Local Partner in order to significantly reduce the cost and time to construct a fiber optic network, enable the Company to rapidly begin offering services and lower the overhead associated with operating and maintaining the Company's networks. Advantages of building the Company's networks with Local Partners include (i) sharing the cost of building the fiber optic network with a cable television system or utility system which the Company believes reduces the cost of aerial fiber construction by approximately 62%, (ii) reducing the time and cost of obtaining access to rights-of-way and building entrances and (iii) enabling the Company to leverage the Local Partners' experience and capabilities for maintaining fiber optic cables thereby significantly reducing the ongoing costs of a fiber optic network. Through the partnerships, the Company has financed its expansion at a lower cost relative to its competitors by utilizing pro rata equity investments and Local Partner financings of a significant portion of fiber construction. Local Partners provide most of the funds for the fiber build in a network and lease the fiber capacity back to the partnership under long-term agreements.

  Build Broad Network Coverage. The Company intends to build substantially larger networks than the networks of the CLECs it competes with in its markets. As of March 31, 1996, in all of the markets in which the Company and its networks operate, management believes that the Company has the broadest network coverage in terms of route miles of any of its CLEC competitors. The Company believes that expanded network coverage will enable the Company to (i) provide broader and more reliable coverage for network customers, (ii) carry a greater amount of traffic on its own networks rather than on the networks of other carriers thereby increasing the Company's revenues and profit margins, (iii) increase the potential market available to the Company due to the greater number of buildings, LEC-COs and customers that the Company's networks can service, (iv) improve the value of the Company's networks to IXCs, cellular providers and new telecommunications providers such as Personal Communications Service ("PCS") operators that need wide backbone coverage, (v) offer services in areas where there are fewer potential CLECs with facilities and (vi) leverage the fixed cost structure of the Company's networks, particularly with regard to network electronics such as switches.

  Expansion through Development of Network Clusters. The Company intends to build on its extensive network size by adding markets near its existing networks and targeting markets in close proximity when establishing new networks. Management believes that there are significant operating and marketing advantages to locating its networks in clusters. Clustering enables the Company to (i) take advantage of economies of scale in management, construction, network operations and sales and marketing, (ii) optimize the networks' switching capacity by utilizing remote switch capacity in nearby cities, (iii) offer services to lower density traffic areas in which the Company's networks are less likely to face strong competition from incumbent LECs and other CLECs and (iv) increase the networks' ability to offer highly reliable, end-to-end connectivity on a regional basis. The Company also believes that creating regional networks will enable the Company to gain a greater share of high margin long distance transport traffic.

  Develop Strategic Relationships with IXCs. The Company, through its networks, provides customers with an integrated, one-stop shopping approach to their telecommunications needs through its strategic relationships with IXCs such as AT&T, MCI, Sprint, WorldCom and others. The goal of these relationships is for the Company's networks to offer their local services in conjunction with the long distance services of these IXCs. Management believes that working in partnership with IXCs instead of as a competitor will be attractive to IXCs and enable the Company to (i) utilize extensive market information from the IXCs regarding traffic patterns and building requirements to more optimally construct and extend its networks, (ii) work closely with IXC account teams to provide an integrated service approach to end users, (iii) increase market penetration by capitalizing on the IXCs' name recognition and (iv) lower sales and marketing costs by utilizing the extensive marketing resources and salesforce of the IXCs to market the networks' products and services. In pursuing this strategy, the Company has entered into a national service agreement (the "National Service Agreement") with a major IXC pursuant to which the Company's networks will be the major IXC's preferred supplier of dedicated special access and switched access transport services.

  Expand Enhanced Service Offerings. Four of the Company's networks operate in partnership with !NTERPRISE, a leading, nationwide network integrator that designs, develops and deploys state-of-the-art data networks (including both network services and equipment) to support and enhance the information systems with which the networks' customers operate their businesses. Pursuant to the partnership agreements, !NTERPRISE co-markets enhanced services, including frame relay, ATM data transport, business video conferencing, private line data interconnect service and LAN connection and monitoring services to the networks' customers in the networks' respective markets. The Company believes that the partnerships with !NTERPRISE provide the opportunity to offer network customers a full complement of enhanced services more rapidly and without the Company incurring the cost and overhead of establishing its own nationwide enhanced services marketing, sales and installation effort. The Operating Companies intend to enter into additional agreements with !NTERPRISE and other service integrators in the future.

COMPANY AND PARTNERSHIP OWNERSHIP

  The Company is an 89% owned subsidiary of Adelphia, the seventh largest cable television company in the United States which as of March 31, 1996 owned or managed cable television systems that served approximately 1.75 million subscribers in 15 states. The balance of the Company is owned by senior management which has extensive experience in the telecommunications field. The Company manages and operates networks in 13 markets. The Company owns its 13 operating networks through (i) partnerships with seven Local Partners (the "Operating Partnerships") and (ii) two wholly-owned subsidiaries of the Company and one corporation in which it is a minority shareholder ("Operating Corporations") (collectively the Operating Partnerships and the Operating Corporations are referred to herein as the "Operating Companies"). The Company is responsible for the network design, construction, management and operation of the Operating Companies, for which it receives management fees. Prior to May 16, 1996, the Company also had an investment in a partnership operating in southern Florida (the "South Florida Partnership") in which it had no management responsibility.

  The following is an overview of the Company's network structure as of August 1, 1996, except as noted below for the South Florida Partnership.

                                 ACTUAL OR
                                  EXPECTED
                                  DATE OF    HYPERION
COMPANY MARKETS                 OPERATION(A) INTEREST        LOCAL PARTNERS
- ---------------                 ------------ --------   -------------------------
OPERATING NETWORKS
- ------------------
       Northeast Cluster
Albany, NY(b)..................     2/95       50.0%    Time Warner/Newhouse
Binghamton, NY(b)..............     3/95       20.0     Time Warner/Newhouse
Buffalo, NY....................     1/95       40.0     Tele-Communications, Inc.
                                                        Time Warner/Newhouse
Syracuse, NY(b)................     8/92       50.0     Time Warner/Newhouse
Vermont........................    11/94      100.0     (c)
     Mid-Atlantic Cluster
Charlottesville, VA............    11/95      100.0     (c)
Harrisburg, PA.................     4/95       50.0     Lenfest Communications
New Brunswick, NJ..............    11/95       19.7     TKR Cable(d)
Richmond, VA...................     9/93       37.0     Continental Cablevision
       Mid-South Cluster
Louisville, KY.................     3/95       50.0(e)  TKR Cable
Nashville, TN..................    11/94       95.0(e)  InterMedia Partners

                                 ACTUAL OR
                                  EXPECTED
                                  DATE OF    HYPERION
COMPANY MARKETS                 OPERATION(A) INTEREST       LOCAL PARTNERS
- ---------------                 ------------ --------   -----------------------
        Other Networks
Jacksonville, FL...............     9/92       20.0     Continental Cablevision
Wichita, KS....................     9/94       49.9     Multimedia/Gannett
NETWORKS UNDER CONSTRUCTION(F)
- ------------------------------
     Mid-Atlantic Cluster
Morristown, NJ.................     1996(g)    19.7     TKR Cable(d)
Philadelphia, PA...............     1996(g)    50.0     PECO Energy
Scranton/Wilkes-Barre, PA......     1996(g)   100.0     (c)
       Mid-South Cluster
Lexington, KY..................     1996(g)    50.0(e)  TKR Cable
NETWORK INVESTMENTS
- -------------------
South Florida(h)...............     1/94       15.7     (h)

- --------
(a) Refers to the date on which (i) the network is connected to at least one IXC POP; (ii) the network is capable of accepting traffic from IXCs and end users; (iii) the Company's central office is fully functional and (iv) the initial network SONET fiber rings have been completed.
(b) The interests in the Albany, Binghamton and Syracuse markets are all owned by one Operating Partnership.

(c) Adelphia or its affiliate leases 100% of the fiber capacity to the Operating Companies in these markets.

(d) Sutton Capital Associates also owns a minority interest.

(e) The Company's interest in these markets has recently changed. See "--Recent Developments."

(f) The Company has entered into binding agreements with respect to the construction of these networks.

(g) The Company expects each of these networks to be operational between August 1996 and December 1996.

(h) The Company was an investor in TCG South Florida, the South Florida Partnership, with several other partners and had no management oversight responsibility with regard to such partnership. On May 16, 1996, the Company sold its investment in such partnership. See "--Recent Developments."

RECENT DEVELOPMENTS

  Sale of Partnership Interest in the South Florida Partnership. On May 16, 1996, the Company completed the sale of its 15.7% partnership interest in TCG South Florida to Teleport Communications Group Inc. for an aggregate sales price of approximately $11.6 million resulting in a pre-tax gain of approximately $8.4 million. Amounts related to the South Florida Partnership included in the Company's investments and equity in net loss of joint ventures as of and for the year ended March 31, 1996 were approximately $3.4 million and ($0.8) million, respectively. As part of the transaction, the Company was released from its covenant not to compete with respect to the South Florida market. The Company plans to use the proceeds from the sale to continue to expand and develop its existing markets, complete new networks under construction and enter additional markets.

  Other Changes in Partnership Interests. The Company recently entered into agreements pursuant to which the Company's ownership interests in certain of the Operating Partnerships have increased in three markets. These transactions are consistent with the Company's goal to own at least a 50% interest in its Operating Partnerships in the future, and where appropriate the Company may consider similar transactions from time to time in its other markets. Following the completion of the transactions described below, Hyperion owned at least 50% of ten of its 17 then existing markets and markets under construction.

  Pursuant to a binding letter of intent with TKR, dated as of January 29, 1996, and a subsequent amendment to the related partnership agreement dated May 8, 1996, the Company has agreed to make additional capital contributions to its Louisville, Kentucky Operating Partnership (which will also operate the network under construction in Lexington, Kentucky) and has increased its partnership ownership interest to 50%. The Company estimates that the required additional capital contributions will be approximately $3.0 million.

  Pursuant to a Purchase Agreement dated as of July 25, 1996 the Company purchased general and limited partnership interests in the Nashville, Tennessee Operating Partnership from InterMedia and Robin Media on August 1, 1996. The aggregate purchase price was approximately $5 million and as a result of these purchases the Company's ownership interest in this partnership was increased from 25% to 95%.

  National Service Agreement with Major IXC. The Company has entered into the National Service Agreement with AT&T pursuant to which the Company's networks will be the IXC's preferred supplier of dedicated special access and switched access transport services. The National Service Agreement requires the Company to provide such services to the IXC at a discount from the tariffed or published incumbent LEC rates. The National Service Agreement is in effect in all of the Company's markets. The Company believes that only four other CLECs have comparable National Service Agreements and have passed AT&T's network validation tests and operational readiness testing.

                               THE EXCHANGE OFFER

Securities Offered..........  Up to $329,000,000 aggregate principal amount at maturity of 13% Series B Senior Discount
                              Notes due 2003 of the Company (the "New
                              Notes," and collectively with the Old Notes, the "Senior Notes"). The terms of the New Notes and the Old Notes are substantially identical in all material respects, except for certain transfer restrictions, registration rights and liquidated damages ("Liquidated Damages") for Registration Defaults relating to the Old Notes which will not apply to the New Notes. See "Description of Senior Notes."

The Exchange Offer..........  The Company is offering to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes. See "The Exchange Offer" for a description of the procedures for tendering Old Notes. The Exchange Offer satisfies the registration obligations of the Company under the Registration Rights Agreement. Upon consummation of the Exchange Offer, holders of Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon.

Tenders, Expiration Date;
 Withdrawal.................
                              The Exchange Offer will expire at 5:00 p.m., New York City time, on September 11, 1996, or such later date and time to which it is extended, provided that the Exchange Offer shall not be extended beyond 30 business days from the date of this Prospectus. Tender of

                              Old Notes pursuant to the Exchange Offer may be withdrawn and retendered at any time prior to the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the Exchange Offer.

Federal Income Tax            The Exchange Offer will not result in any
Considerations..............  income, gain or loss to the holders of Senior
                              Notes or the Company for federal income tax purposes. See "Certain Federal Income Tax
                              Considerations."

Use of Proceeds.............  There will be no proceeds to the Company from the exchange of New Notes for the Old Notes pursuant to the Exchange Offer.

Exchange Agent..............  Bank of Montreal Trust Company, the Trustee
                              under the Indenture, is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer.

  CONSEQUENCES OF EXCHANGING OR FAILURE TO EXCHANGE OLD NOTES PURSUANT TO THE
                                 EXCHANGE OFFER

  Generally, holders of Old Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Old Notes for New Notes pursuant to the Exchange Offer may offer their New Notes for resale, resell their New Notes, and otherwise transfer their New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holder's business, such holders have no arrangement with any person to participate in a distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. The Company is required, under the Registration Rights Agreement, to register the New Notes in any jurisdiction requested by the holders, subject to certain limitations. Upon consummation of the Exchange Offer, holders that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes, and accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. See "The Exchange Offer-- Consequences of Failure to Exchange."

                      SUMMARY DESCRIPTION OF SENIOR NOTES

Securities Offered..........  Up to $329,000,000 principal amount of 13%
                              Series B Senior Discount Notes due 2003 of the Company (the "New Notes," and collectively with the Old Notes, the "Senior Notes"). The terms of the New Notes and the Old Notes are substantially identical in all material respects, except for certain transfer restrictions, registration rights and Liquidated Damages for Registration Defaults relating to the Old Notes which will not apply to the New Notes. See "Description of Senior Notes."

Maturity....................  April 15, 2003

Interest....................  Cash interest will not accrue on the Senior
                              Notes prior to April 15, 2001. Thereafter, the Senior Notes will bear interest at the rate of 13% per annum, payable semi-annually, in cash, on April 15 and October 15 of each year, commencing October 15, 2001.

Optional Redemption.........  The Senior Notes may be redeemed at the option of the Company, in whole or in part, on or after April 15, 2001 at a premium declining to par in 2002, plus accrued and unpaid interest, if any, through the redemption date.

                              On or before April 15, 1999, the Company may, at its option, redeem up to 25% of the aggregate principal amount at maturity of the Senior Notes then outstanding at a redemption price of 113.0% of the Accreted Value thereof with the proceeds of (i) an Initial Public Offering of common stock of the Company or
                              (ii) a sale of the Capital Stock (other than the Disqualified Stock) of the
                              Company to a Strategic Investor; provided, however, that at least 75% of the aggregate principal amount at maturity of the Senior Notes remains outstanding following any such redemption and provided, further, that such redemption shall occur within 90 days of the date of the closing of such Initial Public Offering or such sale to a Strategic Investor, as the case may be.

Change of Control...........  In the event of a Change of Control, the holders of the Senior Notes will have the right to require the Company to purchase their Senior Notes at a price equal to 101% of the Accreted Value thereof or in the case of any such purchase on or after April 15, 2001, at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have the financial resources necessary to repurchase the Senior Notes upon a Change of Control. See "Description of the Senior Notes--Offer to Purchase upon Change of Control."

Ranking.....................  The Senior Notes are general unsecured obligations of the Company. The Senior Notes rank pari passu in right of payment with all existing and future senior Indebtedness of the Company and senior in right of payment to all future subordinated Indebtedness of the Company. In addition, holders of indebtedness and other liabilities of the Company's Subsidiaries and Joint Ventures will have claims that are effectively senior to the Senior Notes. As of March 31, 1996, the aggregate principal amount outstanding of such senior Indebtedness (excluding trade payables and other accrued liabilities) of the Subsidiaries and Joint Ventures would have been $25.9 million, substantially all of which were Capital Lease Obligations.

Covenants...................  The indenture with respect to the Senior
                              Notes (the "Indenture") contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional Indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase Equity Interests (as defined) or subordinated Indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell Equity Interests of the Company's subsidiaries or enter into certain mergers and consolidations. In addition, under certain circumstances, the Company will be required to offer to purchase Senior Notes at a price equal to 100% of the Accreted Value thereof or, in the case of any such purchase on or after April 15, 2001, at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, with the proceeds of certain Asset Sales (as defined). See "Description of the Senior Notes."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following summary financial data (except the unaudited information for the fiscal years ended March 31, 1992 and 1993, pro forma information, Network Data and Other Network and Operating Data ) are derived from, and should be read in conjunction with, the audited Consolidated Financial Statements of the Company and the related Notes thereto contained herein. The unaudited information for the fiscal years ended March 31, 1992 and 1993, pro forma information, Network Data and Other Network and Operating Data are derived from other Company information. Except as noted below, the following table includes financial and operating information relating to the South Florida Partnership and the Company's 15.7% interest therein which was sold by the Company on May 16, 1996. See "Recent Developments." All of the following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

                                         FISCAL YEAR ENDED MARCH 31,
                                   -------------------------------------------
                                    1992    1993     1994     1995      1996
                                   ------  -------  -------  -------  --------
                                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                    DATA)
STATEMENT OF OPERATIONS DATA:
 Telecommunications service and
  management fee revenue.......... $   --  $    89  $   434  $ 1,768  $  3,521
 Operating expenses:
  Network operations..............      2       19      330    1,382     2,690
  Selling, general and
  administrative..................    211      921    2,045    2,524     3,084
  Depreciation and amortization...     --       30      189      463     1,184
                                   ------  -------  -------  -------  --------
                                      213      970    2,564    4,369     6,958
                                   ------  -------  -------  -------  --------
 Operating income (loss)..........   (213)    (881)  (2,130)  (2,601)   (3,437)
                                   ------  -------  -------  -------  --------
 Interest expense and fees........     --       --   (2,164)  (3,321)   (6,088)
                                   ------  -------  -------  -------  --------
 Loss before income taxes, equity
  in net loss of joint ventures
  and cumulative effect of change
  in accounting principle......... $ (213)   $(881)  (4,294)  (5,922)   (9,525)
 Income tax benefit...............     --       --       55       29       197
 Equity in net loss of joint
  ventures........................     --     (194)    (528)  (1,799)   (4,292)
 Cumulative effect of change in
  accounting
  for income taxes................     --       --       42       --        --
                                   ------  -------  -------  -------  --------
 Net income (loss)................ $ (213) $(1,075) $(4,725) $(7,692) $(13,620)
                                   ======  =======  =======  =======  ========
 Net loss per weighted average
  share of common stock........... $(0.02) $ (0.11) $ (0.47) $ (0.77) $  (1.36)
 Weighted average shares of common
  stock outstanding............... 10,000   10,000   10,000   10,000    10,000
 Ratio of earnings to fixed
  charges(a)......................     --       --       --       --        --
 Cash dividends declared..........     --       --       --       --        --
 Pro forma interest expense(b)....     --       --       --       --    27,796
 Pro forma ratio of earnings to
  fixed charges(c)................     --       --       --       --        --

                                     AS OF MARCH 31,                  PRO FORMA AS OF
                         -------------------------------------------     MARCH 31,
                         1992    1993     1994      1995      1996        1996(F)
                         -----  -------  -------  --------  --------  ---------------
                         (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                          DATA)
BALANCE SHEET DATA:
 Cash and cash
 equivalents............ $   5  $   118  $    --  $     --  $     --     $140,585
 Working capital........  (291)    (441)   1,377       936   (11,455)     129,130
 Total assets...........    82    4,316   14,765    23,212    35,269      182,093
 Senior Notes...........    --       --       --        --        --      163,705
 Note payable--Adelphia.    --    4,814   19,968    35,541    50,855       25,855
 Total liabilities......   295    5,390   20,776    36,915    62,592      201,297
 Stockholders' equity
  (deficiency)..........  (213)  (1,074)  (6,011)  (13,703)  (27,323)     (19,204)
 Book value per common
  share.................  (.02)    (.11)    (.60)    (1.37)    (2.73)       (1.92)

                                       FISCAL YEAR ENDED MARCH 31,
                                   ---------------------------------------
                                   1992   1993    1994      1995     1996
                                   -----  -----  -------  --------  ------
                                           (AMOUNTS IN THOUSANDS)
OTHER COMPANY DATA:
 EBITDA(d)........................ $(213) $(851) $(1,941) $ (2,138) (2,253)
 Capital expenditures and Company
  investments in Operating
  Companies and the South Florida
  Partnership(e)..................    60  3,891    8,607    10,376  18,899
 Cash used in operating
  activities......................   184    725    2,121     2,130     833
 Cash used in investing
  activities......................    60  3,806    8,607    10,376  18,899
 Cash provided by financing
  activities......................   248  4,645   10,609    12,506  19,732

                                                                         AS OF
                                                                       MARCH 31,
                                                                         1996
                                                                       ---------
NETWORK DATA (G):
 Networks in operation................................................       13
 Cities served........................................................       19
 Network clusters.....................................................        3
 Networks under construction..........................................        4
 Route miles..........................................................    2,210
 Fiber miles..........................................................  106,080
 Buildings connected..................................................      822
 LEC-COs collocated(h)................................................       44
 VGE circuits(i)......................................................  186,292
 Switches and remote switch modules installed.........................        5

                                            FISCAL YEAR ENDED MARCH 31,
                                        -----------------------------------
                                        1992  1993   1994    1995    1996
                                        ---- ------ ------- ------- -------
                                             (AMOUNTS IN THOUSANDS, EXCEPT
                                                 EMPLOYEE INFORMATION)
OTHER NETWORK AND OPERATING DATA (J):
 Network revenues(k)................... $ 0  $  173 $ 1,028 $ 4,083 $12,186
 Capital expenditures(l)...............   0   2,559  27,445  33,522  57,290
 Fiber lease financings during
  period(m)............................   0   1,262   1,527  17,420   9,174
 Employees(n)..........................   4      20      40      95     155

- --------
(a) For purposes of calculating the ratio of earnings to fixed charges: (i) earnings consist of loss before income taxes, plus fixed charges excluding capitalized interest plus amortization of deferred financing costs and (ii) fixed charges consist of interest expensed and capitalized. For the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996, the Company's earnings were insufficient to cover fixed charges by $213, $1,075, $4,822, $7,721 and $13,817, respectively.
(b) Pro forma interest expense assumes (i) repayment of $25.0 million of the Adelphia Note (as defined) at an interest rate of 11.28%, (ii) gross proceeds attributable to the issuance of the Senior Notes of $163.7 million, (iii) issuance of the Senior Notes at an interest rate of 13.0% and (iv) original issue discount attributable to the Warrants.

(c) On a pro forma basis, for the year ended March 31, 1996, the Company's earnings would have been insufficient to cover fixed charges by $35,525.
(d) EBITDA consists of net income (loss) before equity in net loss of joint ventures, interest, income taxes, depreciation and amortization for the periods presented. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles. See the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.
(e) For the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996, the Company's capital expenditures (including capital expenditures relating to its wholly-owned Operating Companies) were $60, $1,950, $3,097, $2,850 and $6,084, respectively, and the Company's investments in its less than wholly-owned Operating Companies and the South Florida Partnership were $0, $1,941, $5,510, $7,526 and $12,815, respectively, for the same periods. See the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.
(f) Gives effect to (i) the consummation of the sale on April 15, 1996 of 329,000 Units ("Units") (the "Offering") consisting of $329,000 aggregate principal amount at maturity of Senior Notes and Warrants to purchase an aggregate of 613,427 shares of Common Stock of the Company, and the allocation of approximately $163.7 million to the Senior Notes and approximately $11.6 million to the Warrants and (ii) the application of the estimated net proceeds from such sale, including the repayment of certain indebtedness and loans to certain stockholders.
(g) Network Data is derived from the Company's records and presents information for the Operating Companies, but does not include information for the South Florida Partnership.
(h) LEC-CO collocated means that the Company has interconnected its network at the LEC-CO.
(i) Voice grade equivalent circuits.
(j) Except for employees as discussed in note (n) below, the data presented represent selected unaudited combined operating data of the Company's Operating Companies (including the Company's two wholly-owned Operating Companies) and the South Florida Partnership, and do not include data of the Company on a stand alone basis.
(k) Includes the total of (i) the Operating Companies' revenues and (ii) the South Florida Partnership's revenues.
(l) Represents investments made by the Operating Companies (including investments made by Local Partners) and the South Florida Partnership in property, plant and equipment (including capitalized leases).
(m) Fiber Lease Financing (as defined) represents the incremental borrowings by the Operating Companies and the South Florida Partnership regarding fiber assets accounted for as capital leases for each period presented.
(n) Employees includes combined employees of the Operating Companies and the Company.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business in connection with the Exchange Offer.

  Consequences of Failure to Exchange. Upon consummation of the Exchange Offer, holders of Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission with respect to similar transactions, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is an "affiliate" of Hyperion within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange for the Old Notes acquired by the broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 365 days after the Exchange Date or, if earlier, until all participating broker-dealers have so resold. See "Plan of Distribution." The New Notes may not be offered or sold unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with. The Company is required, under the Registration Rights Agreement, to register the New Notes in any jurisdiction requested by the holders, subject to certain limitations.

  Absence of a Public Market. Prior to this Exchange Offer, there has been no public market for the Old Notes. If a market for the New Notes should develop, the New Notes could trade at a discount from their issue price or principal amount. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active public market for the New Notes will develop.

  Negative Cash Flow and Operating Losses; Limited History of Operations. The Company has experienced significant losses since its inception, with operating losses of approximately ($2.1) million, ($2.6) million and ($3.4) million for the fiscal years ended March 31, 1994, 1995 and 1996, respectively. The Company expects to continue to incur substantial operating losses in the foreseeable future as it pursues its plans to expand its networks, service offerings and customer base. There can be no assurance that such losses will not continue indefinitely. The Company currently accounts for its ownership interests in the Operating Companies in which it does not have majority ownership interest using the equity method and, therefore, the Company's consolidated financial statements include only the Company's pro rata share of the Operating Companies' and the South Florida Partnership's net losses as equity in net losses of joint ventures.

  The Company was formed in October 1991 and, as of March 31, 1996, ten of its 13 networks have been in operation for less than 24 months. Prospective investors therefore have limited historical financial information about the Company upon which to base an evaluation of the Company's performance. The development of the Company's businesses and the installation and expansion of its networks require significant expenditures, a substantial portion of which are made before any revenues may be realized. Certain of the expenditures, including marketing, sales and general and administrative costs, are expensed as incurred, while certain other expenditures, including network design and construction, negotiation of rights-of-way and costs to obtain legal and regulatory approval, are deferred until the applicable network is operational. The Company will continue to incur significant expenditures in connection with the construction, acquisition, development and expansion of the Company's and Operating Companies' networks, services and customer base.

  In light of the Company's limited operating history, its history of significant operating losses and its expectation that it will continue to incur significant expenses and operating losses for the foreseeable future, there can be no assurance that the Company will be able to implement its growth strategy, achieve or sustain profitability or generate sufficient cash flow to service the Senior Notes. If the Company is unable to generate positive cash flow, holders of the Senior Notes would be adversely affected.

  Substantial Leverage. As of March 31, 1996, after giving pro forma effect to the Offering, the Company's total amount of debt outstanding would have been $189.6 million and the Company would have had a stockholders' deficiency of $19.2 million. In addition, in each year since its inception, the Company's earnings have been inadequate to cover its fixed charges by a substantial margin. Commencing on October 15, 2001, semi-annual cash interest payments of $21.4 million will be due on the Senior Notes, which substantially exceeds the Company's gross revenues of approximately $3.5 million for the year ended March 31, 1996.

  Because the Company currently has a consolidated cash flow deficit, its ability to make cash interest payments on the Senior Notes commencing on October 15, 2001 and to repay its obligations on the Senior Notes at maturity will be dependent on developing one or more sources of cash flow prior to the date on which cash interest payment obligations begin on the Senior Notes. To accomplish this the Company may seek to (i) refinance all or a portion of the Senior Notes, (ii) sell all or a portion of its interests in one or more of the Operating Companies, (iii) negotiate with its current Local Partners to permit any excess cash generated by its Operating Companies to be distributed to partners rather than invested in the businesses of such Operating Companies and/or (iv) invest in companies that will make substantial cash distributions on or before the maturity of the Senior Notes. There can be no assurance that
(i) there will be a market for the debt or equity securities of the Company in the future, (ii) the Company will be able to sell assets in a timely manner or on commercially reasonable terms or in an amount that will be sufficient to make cash interest payments and repay the Senior Notes when due, (iii) the Company will be able to persuade its Local Partners that cash generated by the operations of the Operating Companies should be distributed to partners or shareholders or (iv) the Company will be able to locate and invest in companies that will be mature enough to make substantial cash contributions to the Company prior to the maturity date of the Senior Notes. The inability of the Company to develop any of the sources of liquidity described above could adversely affect the holders of the Senior Notes.

  In addition, the Company's ability to sell or transfer its or its subsidiaries' ownership interest in the Operating Companies is subject to limitations contained in the various subscription and partnership agreements, including, in certain cases, complete prohibitions on sales or transfers for a period of three to five years after formation and/or rights of first refusal. Furthermore, none of the ownership interests in the Operating Companies are, or are expected to be, publicly traded securities. As a result, the Company's ability to liquidate any or all of the ownership interests in the Operating Companies will be substantially limited, and there can be no guarantee that the Company will be able to do so in a timely manner in the event of an acceleration of the Senior Notes prior to their maturity or in order to satisfy its obligations in respect of such securities in the event of a Change of Control or to otherwise make payments on the Senior Notes prior to or at their maturity.

  Holding Company Structure; Inability to Access Cash Flow. The Company is a holding company with substantially all of its operations conducted through the Operating Companies and the Company expects that it could develop new networks and operations in the future through Joint Ventures in which the Company will own less than 50% of the equity interests. Accordingly, the Company's cash flow and, consequently, its ability to service its debt, including the Senior Notes, is dependent on its pro rata share of the cash flow of the Operating Companies and the payment of funds by those Operating Companies in the form of management fees, loans, dividends, distributions or otherwise. The Operating Companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or to make any funds available therefor, whether in the form of loans, dividends, distributions or otherwise. Furthermore, the Company may be unable to access the cash flow of certain of the Operating Companies because it holds a 50% or less ownership interest in certain of such entities and, therefore, does not have the requisite control to cause such entities to make distributions or pay dividends (as applicable) to the partners or equity holders (as applicable). In addition, such entities will be permitted to incur indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends (as applicable) or the making of loans. The inability of the Company to receive cash from the Operating Companies would adversely affect the holders of the Senior Notes.

  Ranking. The Senior Notes are obligations of the Company exclusively and are not secured by any of the assets of the Company, its subsidiaries or the Operating Companies. Accordingly, holders of secured indebtedness of the Company will have claims that are prior to the claims of the holders of the Senior Notes to the extent of the assets securing such other indebtedness. In addition, holders of indebtedness and other liabilities of the Company's subsidiaries and the Joint Ventures will have claims that are effectively senior to the Senior Notes. As of March 31, 1996, the aggregate principal amount of such senior Indebtedness incurred by the Company's subsidiaries and Joint Ventures (excluding trade payables and other accrued liabilities) was approximately $25.9 million, substantially all of which were Capital Lease Obligations. The Indenture permits certain indebtedness of the Company, its Subsidiaries and the Joint Ventures to be secured. See "Description of the Senior Notes."

  Risks Associated with Joint Ventures. Most of the Operating Companies' Local Partner Agreements (as defined) contain mandatory buy/sell provisions that, after a certain number of years, can be initiated by either partner and result in one partner purchasing all of the other partner's interests. Accordingly, there can be no assurance that the Company and its subsidiaries will continue to be in partnership with their current Local Partner, or any other partner, in each of their respective markets, or that the Company or its subsidiaries will have sufficient funds to purchase the partnership interest of such other partner. In addition, if a partner triggers such buy/sell provisions and the Company is unable to purchase the initiating partner's interests, the Company will be forced to sell its interests to the partner, thereby terminating the partnership, which could result in a material adverse effect on the future cash flow of the Company.

  The bankruptcy or insolvency of a Local Partner or an Operating Company could result in the termination of the respective Local Partner Agreement and the related Fiber Lease Agreement (as defined). The effect of such terminations could be materially adverse to the Company and the respective Operating Company. Similarly, all of the Management Agreements (as defined), two of the Local Partner Agreements and five of the Fiber Lease Agreements can be terminated by the respective Local Partner at various times during the next seven years. While the Company believes such agreements will be renewed, there can be no assurance that the Local Partner will not seek to terminate the agreements. See "Business--Operating Agreements." Accordingly, the failure to renew such agreements could materially adversely affect the Company and the respective Operating Companies. In addition, the failure of a Local Partner to make required capital contributions could have a material adverse effect on the Company and the respective Operating Company.

  The Indenture does not restrict Operating Companies in which the Company owns a less than 45% interest with respect to the amount of indebtedness they can incur. Accordingly, the Company's ability to access the cash flow and assets of such Operating Companies may be severely limited. While none of the Operating Companies currently have a substantial amount of indebtedness, there can be no assurance that such Operating Companies will not incur substantial indebtedness in the future. See "Description of the Senior Notes-- Incurrence of Indebtedness and Issuance of Preferred Stock."

  Significant Future Capital Requirements. Expansion of the Company's existing networks and services and the development of new networks and services require significant capital expenditures. The Company's operations have required and will continue to require substantial capital investment for (i) the installation of electronics for switched services in the Company's networks, (ii) the expansion and improvement of the Company's NOCC and existing networks and (iii) the design, construction and development of additional networks. The Company plans to make substantial capital investments and investments in Operating Companies in connection with the deployment of switches in all of its operating markets by the end of 1996, the expansion of existing markets and the construction and development of new markets. Expansion of the Company's networks will include the geographic expansion of the Company's existing clusters and the development of new markets. The Company expects to build networks in approximately ten additional markets by the end of 1997. The Company estimates that it will require approximately $110 million to $115 million to fund anticipated capital expenditures, working capital requirements and operating losses of the Company and to make investments in existing and new Operating Companies and to enter certain additional markets during calendar 1996 and 1997. In order to achieve its goal of entering ten new markets by the end of 1997, however, the Company expects to be required to seek additional capital. The Company expects to fund additional capital requirements through existing resources, secured credit facilities at the Company and Operating Company levels, internally generated funds, equity invested by Local Partners in Operating Companies, additional Operating Companies and additional debt or equity financings, as appropriate.

  The Company has also been required to fund the purchase of certain partnership interests in the Louisville Operating Partnership and the Nashville Operating Partnership and may be required to raise capital to purchase the partnership interests of a Local Partner seeking to exercise its right to sell its partnership interest. See "--Risks Associated with Joint Ventures," "Prospectus Summary--Recent Developments" and "Business--Local Partner Agreements." There can be no assurance, however, that the Company will be successful in generating sufficient cash flow or in raising sufficient debt or equity capital on terms that it will consider acceptable, or at all. The lack of available additional capital would have a significant negative effect on the Company's growth and its ability to effectively compete in the telecommunications industry and would adversely impact the holders of the Senior Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The expectations of required future capital expenditures are based on the Company's current estimates. There can be no assurance that actual expenditures will not significantly exceed current estimates.

  Expansion Risk. The Company is experiencing a period of rapid expansion which the Company believes will increase further following the Offering. The operating complexity of the Company, as well as the level of responsibility for management personnel, has increased as a result of this expansion. The Company's ability to manage such growth effectively will require it to continue to expand and improve its operational and financial systems and to expand, train and manage its employee base. The Company's inability to effectively manage its expansion could have a material adverse effect on its business and the holders of the Senior Notes.

  Competition. In each of the markets served by the Company's networks, the services offered by the Company compete principally with the services offered by the incumbent LEC serving that area. Incumbent LECs have long-standing relationships with their customers, have the potential to subsidize competitive services from monopoly service revenues, and benefit from favorable state and federal regulations. In light of the passage of the Telecommunications Act, federal and state regulatory initiatives will provide increased business opportunities to CLECs such as the Company, but regulators are likely to provide incumbent LECs with increased pricing flexibility for their services as competition increases. If incumbent LECs are allowed by regulators to lower their rates substantially, engage in excessive volume and term discount pricing practices for their customers, or charge CLECs excessive fees for interconnection to the incumbent LECs' networks, the net income and cash flow of CLECs, including the Operating Companies, could be materially adversely affected.

  The Telecommunications Act also establishes procedures under which the Regional Bell Operating Companies ("RBOCs") can obtain authority to provide long distance services if they comply with certain interconnection requirements. There has been significant merger activity among the RBOCs in anticipation of entry into the long distance market. If RBOCs are permitted to provide such services, they will ultimately be in a position to offer single source service. This could result in decreased market share for the major IXCs, which are the Company networks' major customers. Such a result could have an adverse effect on the Company.

  The Company also faces, and will continue to face, competition from other current and potential market entrants, including other CLECs, AT&T, MCI, Sprint and other IXCs, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers and private networks built by large end users. A number of markets served by the Company already are served by another CLEC or other CLECs. In addition, all three major IXCs are expected to enter the market for local telecommunications services. MCI has announced that it will invest more than $2.0 billion in fiber optic rings and local switching equipment in major metropolitan markets throughout the United States and AT&T has filed applications with state regulatory authorities for authority to provide local telecommunications services in all 50 states. Although the Company has good relationships with the IXCs, there are no assurances that any of these IXCs will not build their own facilities or resell the services of other carriers rather than use the Company's services when entering the market for local exchange services.

  The Company also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business.

  Many of the Company's current and potential competitors, particularly incumbent LECs, have financial, personnel and other resources substantially greater than those of the Company, as well as other competitive advantages over the Company. See "Competition" for more detailed information on the competitive environment faced by the Company.

  Dependence on Business from IXCs. For the year ended March 31, 1996, approximately 75% of the Operating Companies' combined revenues were attributable to access services provided to IXCs, one of which accounted for approximately 54% of such combined IXCs' revenues. The loss of access revenues from IXCs in general or the loss of such single IXC as a customer could have a material adverse effect on the Company's business. See "Business--Company Strategy--Customer Strategy."

  The Company's growth strategy assumes increased revenues from IXCs and end users following the deployment of switches on the Company's networks and the provision of switched access origination and termination services. In addition, the Company competes in its markets with other CLECs for IXC business. Accordingly, there is no assurance that the IXCs will continue to increase their utilization of the Company's services, or will not reduce or cease their utilization of the Company's services, either of which could have a material adverse effect on the Company.

  Furthermore, the Telecommunications Act establishes procedures under which RBOCs can obtain authority to compete with the IXCs in the long distance market. Due to the Operating Companies' dependence on business from IXCs, any loss of market share by the IXCs could have a material adverse effect on the Company.

  Regulation and Risks of the Telecommunications Act. The Company is subject to varying degrees of federal, state and local regulation. The Company is not currently subject to price cap or rate of return regulation by the FCC, nor is it currently required to obtain FCC authorization for the installation, acquisition or operation of its network facilities. However, the FCC has determined that nondominant carriers, such as the Company and the Operating Companies, are required to file interstate tariffs on an ongoing basis. The Telecommunications Act also requires the FCC to establish a subsidy mechanism for universal telephone service to which the Company will be required to contribute. The Operating Companies that provide intrastate services are also generally subject to certification and tariff filing requirements by state regulators and may also be subject to state reporting, customer service and universal service requirements. Challenges to these tariffs by third parties could cause the Company to incur substantial legal and administrative expenses. In addition, under the Telecommunications Act, provision of switched services by the Company could be subject to a far greater degree of regulation than previously experienced by the Company with regard to its nonswitched services. See "Regulation--Telecommunications Act of 1996."

  Although the Telecommunications Act eliminates legal barriers to entry, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company. In particular, the Company's belief that the entire $97 billion local exchange market may ultimately be open to CLEC competition depends upon favorable interpretation of the Telecommunications Act, and the ability of the Company and the Operating Companies to compete in these new market segments may be adversely affected if incumbent LECs are granted greater pricing flexibility and other regulatory relief that enables them to impose costs on potential competitors or otherwise restrict the Company's ability to serve its customers and attract new customers. In addition, the Telecommunications Act removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in the Company's markets. See "Regulation--Overview" for more detailed information on the regulatory environment in which the Company and the Operating Companies operate.

  Need to Obtain and Maintain Permits and Rights-of-Way. There can be no assurance that the Company or the Operating Companies, through Local Partners, Adelphia or their own efforts, will be able to maintain existing permits and rights-of-way or to obtain and maintain the other permits and rights-of-way needed to develop and operate existing and future networks. In addition, the Company and the Operating Companies may require pole attachment agreements with electric utilities to operate existing and future networks, and there can be no assurance that such agreements will be obtained or will be obtainable on reasonable terms. Failure to obtain or maintain such permits, rights-of-way and agreements could have a material adverse effect on the Company's ability to operate and expand its networks. See "Business--Operating Agreements--Fiber Lease Agreements."

  Control by Principal Shareholder. Adelphia owns approximately 89% of the outstanding capital stock of the Company, with the remaining 11% owned by certain of the Company's senior management (the "Management Shareholders"). Accordingly, Adelphia is able to control the vote on corporate matters requiring shareholder approval, including, but not limited to, electing directors, amending the Company's certificate of incorporation and approving mergers or sales of substantially all of the Company's assets. In addition, pursuant to a shareholders agreement, as amended, between the Company, Adelphia and the Management Shareholders, Adelphia has the power to control certain corporate transactions of the Company, including its ability to enter into joint ventures and other business relationships, and Adelphia has the right, under certain circumstances, to purchase the interests of the Management Shareholders. In addition, Adelphia has agreed to vote its shares of the Common Stock of the Company to elect the Management Shareholders to the Company's Board of Directors. There can be no assurance that the interests of Adelphia will not conflict with the interest of the holders of the Senior Notes. See "Certain Relationships and Transactions."

  Rapid Technological Changes. The telecommunications industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the businesses of the Company cannot be predicted. Thus, there can be no assurance that technological developments will not have a material adverse effect on the Company.

  Dependence on Key Personnel. The success of the Company and its growth strategy depends in large part on the Company's ability to attract and retain key management, marketing and operations personnel. Currently, the Company's businesses are managed by a small number of management and operating personnel with certain other services, including financial and certain accounting services, provided by Adelphia. There can be no assurance that the Company will attract and retain the qualified personnel needed to manage, operate and further develop its business. In addition, the loss of the services of any one or more members of the Company's senior management team could have a material adverse effect on the Company.

  Original Issue Discount; Possible Unfavorable Tax and Other Legal Consequences for Holders of Senior Notes and the Company. The Senior Notes were issued at a substantial discount from the stated principal amount thereof. Consequently, holders of the Senior Notes should be aware that, although interest will not accrue on the Senior Notes prior to April 15, 2001, and there will be no periodic payments of cash interest on the Senior Notes prior to October 15, 2001, original issue discount (i.e., the difference between the stated redemption price at maturity and the issue price of the Senior Notes) will accrue from the issue date of the Senior Notes and will be includible as interest income periodically (including for periods ending prior to April 15, 2001) in a holder's gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. Similar results may apply under state and other tax laws.

  If a bankruptcy case is commenced by or against the Company under the U.S. Bankruptcy Code, the claim of a holder of Senior Notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the initial offering price and (ii) that portion of the original issue discount that is not deemed to constitute "unmatured interest" for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing would constitute "unmatured interest."

  See "Certain Federal Income Tax Consequences."

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  On April 15, 1996, Hyperion issued $329,000,000 aggregate principal amount at maturity of Old Notes to Bear, Stearns & Co. Inc., Chase Securities Inc. and NationsBanc Capital Markets, Inc., the Initial Purchasers. The issuance was not registered under the Securities Act in reliance upon the exemption under Rule 144A and Section 4(2) of the Securities Act. In connection with the issuance and sale of the Old Notes, Hyperion entered into a Registration Rights Agreement with the Initial Purchasers dated as of April 15, 1996 (the "Registration Rights Agreement"), which requires Hyperion to cause the Old Notes to be registered under the Securities Act or to file with the Commission a registration statement under the Securities Act with respect to an issue of new notes of Hyperion identical in all material respects to the Old Notes, and use its best efforts to cause such registration statement to become effective under the Securities Act and, upon the effectiveness of that registration statement, to offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy Hyperion's obligations thereunder.

  Based on no-action letters issued by the staff of the Commission to third parties, Hyperion believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is an "affiliate" of Hyperion within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), Hyperion will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue a principal amount of New Notes in exchange for an equal principal amount of outstanding Old Notes tendered and accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. The date of acceptance for exchange of the Old Notes for the New Notes (the "Exchange Date") will be the first business day following the Expiration Date.

  The terms of the New Notes and the Old Notes are substantially identical in all material respects, except for certain transfer restrictions, registration rights and Liquidated Damages for Registration Defaults relating to the Old Notes which will not apply to the New Notes. See "Description of Senior Notes." The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the Indenture pursuant to which the Old Notes were issued.

  As of the date of this Prospectus, $329,000,000 aggregate principal amount at maturity of the Old Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders.

  Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. Hyperion intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Old Notes which are not tendered and were not prohibited from being tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and to be subject to transfer restrictions, but will not be entitled to any rights or benefits under the Registration Rights Agreement.

  Upon satisfaction or waiver of all the conditions to the Exchange Offer, on the Exchange Date Hyperion will accept all Old Notes properly tendered and not withdrawn and will issue New Notes in exchange therefor. For purposes of the Exchange Offer, Hyperion shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if Hyperion has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from Hyperion.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that Hyperion reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or nonexchanged Old Notes or substitute Old Notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. Hyperion will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date," shall mean 5:00 p.m., New York City time, on September 11, 1996, unless Hyperion, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended; provided that the Exchange Offer shall not be extended beyond 30 business days after the date of this Prospectus.

  In order to extend the Expiration Date, Hyperion will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the then Expiration Date.

  Hyperion reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by Hyperion to constitute a material change, Hyperion will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Old Notes of such amendment.

  Without limiting the manner in which Hyperion may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, Hyperion shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

  Cash interest will not accrue on the New Notes prior to April 15, 2001. Thereafter, the New Notes will bear interest at the rate of 13% per annum, payable semi-annually, in cash, on April 15 and October 15 of each year, commencing October 15, 2001.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, Hyperion will not be required to exchange any New Notes for any Old Notes, and may terminate or amend the Exchange Offer before the acceptance of any Old Notes for exchange, if:

  (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which seeks to restrain or prohibit the Exchange Offer or, in Hyperion's judgment, would materially impair the ability of Hyperion to proceed with the Exchange Offer; or

  (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule, order or regulation is interpreted, by any government or governmental authority which, in Hyperion's judgment, would materially impair the ability of Hyperion to proceed with the Exchange Offer; or

  (c) the Exchange Offer or the consummation thereof would otherwise violate or be prohibited by applicable law.

  If Hyperion determines in its sole discretion that any of these conditions is not satisfied, Hyperion may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered such Old Notes to withdraw their tendered Old Notes, or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, Hyperion will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and Hyperion will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

  The foregoing conditions are for the sole benefit of Hyperion and may be asserted by Hyperion regardless of the circumstances giving rise to any such condition or may be waived by Hyperion in whole or in part at any time and from time to time in its sole discretion. The failure by Hyperion at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Hyperion concerning the events described above shall be final and binding on all parties.

PROCEDURES FOR TENDERING

  The tender of Old Notes by a holder as set forth below and the acceptance thereof by Hyperion will constitute an agreement between such holder and Hyperion in accordance with the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal.

  Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must (i) complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date, or (ii) comply with the guaranteed delivery procedures described below. Delivery of all documents must be made to the Exchange Agent at its address set forth herein.

  THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO HYPERION. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering of such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any Eligible Institution (as defined) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes, with the signature thereon guaranteed by an Eligible Institution. If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by Hyperion, evidence satisfactory to Hyperion of their authority to so act must be submitted with the Letter of Transmittal.

  Any financial institution that is a participant in the book-entry transfer facility for the Old Notes, The Depository Trust Company ("DTC"), may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's procedures for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received and confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by Hyperion in its sole discretion, which determination will be final and binding. Hyperion reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes Hyperion's acceptance of which would, in the opinion of counsel for Hyperion, be unlawful. Hyperion also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. Hyperion's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as Hyperion shall determine. Although Hyperion intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither Hyperion, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In addition, Hyperion reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each holder will also represent to Hyperion (i) that the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) that neither the holder nor any such person has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iii) that neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of Hyperion, or that if it is an "affiliate," it will comply with the registration and prospective delivery requirements of the Securities Act to the extent applicable.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or (iii) who cannot complete the procedures for book-entry transfer of Old Notes to the Exchange Agent's account with DTC prior to the Expiration Date, may effect a tender if:

  (a) The tender is made through an Eligible Institution;

  (b) On or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes (if possible) and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business trading days after the Expiration Date, (i) the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, or (ii) that book-entry transfer of such Old Notes into the Exchange Agent's account at DTC will be effected and confirmation of such book-entry transfer will be delivered to the Exchange Agent; and

  (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer and all other documents required by the Letter of Transmittal, or confirmation of book-entry transfer of the Old Notes into the Exchange Agent's account at DTC, are received by the Exchange Agent within five business trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

  The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer:

  The holder tendering Old Notes exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the holder's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The holder represents and warrants to the Company and the Exchange Agent that (i) it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire the New Notes in exchange for the Old Notes, (ii) when the Old Notes are accepted for exchange, the Company will acquire good and unencumbered title to the Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim, (iii) it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes and (iv) acceptance of any tendered Old Notes by the Company and the issuance of New Notes in exchange therefor will constitute performance in full by the Company of its obligations under the Registration Rights Agreement and the Company will have no further obligations or liabilities thereunder to such holders (except with respect to accrued and unpaid Liquidated Damages, if any). All authority conferred by the holder will survive the death or incapacity of the holder and every obligation of the holder will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the holder.

  Each holder will also certify that it (i) is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or that, if it is an "affiliate," it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (ii) is acquiring the New Notes offered in the ordinary course of its business and
(iii) has no arrangement with any person to participate in the distribution of the New Notes.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  To withdraw a tender of Old Notes in the Exchange Offer, a telegram, telex, facsimile transmission or letter indicating notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to

5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes or otherwise comply with DTC's procedures. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Hyperion, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for payment will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

UNTENDERED OLD NOTES

  Holders of Old Notes whose Old Notes are not tendered or are tendered but not accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and preferences and subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and Hyperion will have no further obligations to such holders, other than the Initial Purchaser, to provide for the registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected.

EXCHANGE AGENT

  Bank of Montreal Trust Company, the Trustee under the Indenture, has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

   By Registered or Certified Mail,     By Facsimile: Bank of Montreal Trust
    by hand or by Overnight Courier      Company Attention: Corporate Trust
   Bank of Montreal Trust Company 77                Department
           77 Water Street                        (212) 701-7684
         New York, NY 10005                   Confirm by Telephone:
Attention: Corporate Trust Department             (212) 701-7653

  DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by Hyperion. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of Hyperion and its affiliates.

  Hyperion has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. Hyperion, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and will pay the reasonable fees and expenses of holders in delivering their Old Notes to the Exchange Agent.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by Hyperion. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

  Hyperion will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Upon consummation of the Exchange Offer, holders of Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission with respect to similar transactions, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is an "affiliate" of Hyperion within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, the holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. See "Plan of Distribution." The New Notes may not be offered or sold unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with. The Company is required, under the Registration Rights Agreement, to register the New Notes in any jurisdiction requested by the holders, subject to certain limitations.

OTHER

  Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  Upon consummation of the Exchange Offer, holders of the Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon.

  The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through this Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resale, any holder using the Exchange Offer to participate in a distribution of New Notes to be acquired in the registered Exchange Offer (i) may not rely on the staff position enunciated in Morgan Stanley and Co. Inc. (avail. June 5, 1991) and Exxon Capital Holding Corp. (avail. May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Old Notes as reflected in Hyperion's accounting records on the Exchange Date. Accordingly, no gain or loss for accounting purposes will be recognized by Hyperion. The expenses of the Exchange Offer will be expensed over the terms of the New Notes.

                                USE OF PROCEEDS

  There will be no proceeds to the Company from the Exchange Offer.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to reflect the sale of the Units, consisting of Senior Notes and Warrants, in the Offering. This table should be read in conjunction with the Consolidated Financial Statements and related Notes included elsewhere in this Prospectus.

                                                             MARCH 31, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(1)
                                                         -------  --------------
                                                         (AMOUNTS IN THOUSANDS)
 CASH AND CASH EQUIVALENTS.............................. $    --     $140,585
                                                         =======     ========
 LONG-TERM DEBT
   13% Senior Discount Notes due 2003................... $    --     $163,705
   Note payable--Adelphia(2)............................  50,855       25,855(3)
                                                         -------     --------
 TOTAL LONG-TERM DEBT................................... $50,855     $189,560
                                                         =======     ========
 STOCKHOLDERS' EQUITY (DEFICIENCY)
   Common Stock, $.01 par value, 30,000,000 shares
      authorized, 10,000,000 shares issued and
      outstanding.......................................     100          100
   Warrants.............................................      --       11,119(4)
   Loans to stockholders................................      --       (3,000)
   Accumulated deficit.................................. (27,423)     (27,423)
                                                         -------     --------
 TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)................ (27,323)     (19,204)
                                                         -------     --------
 TOTAL CAPITALIZATION................................... $23,532     $170,356
                                                         =======     ========

- --------
(1) Reflects the effect of approximately $175.3 million in gross proceeds from the sale of the Units and the receipt of the net proceeds therefrom.
(2) The Company has an unsecured credit arrangement with Adelphia. The Indenture provides certain restrictions on the ability of the Company to make payments of interest and principal on this affiliate note (the "Adelphia Note"). See "Description of the Senior Notes--Restricted Payments."
(3) Reflects the repayment of $25.0 million of the Company's outstanding indebtedness to Adelphia.
(4) Reflects approximately $11.6 million of gross proceeds from the sale of the Units allocated to the Warrants, less approximately $0.4 million of fees and expenses related to the Offering and attributed to the Warrants.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following selected financial and operating data (except the unaudited information for the fiscal years ended March 31, 1992 and 1993, pro forma information, Network Data and Other Network and Operating Data ) are derived from, and should be read in conjunction with, the audited Consolidated Financial Statements of the Company and the related Notes thereto contained herein. The unaudited information for the fiscal years ended March 31, 1992 and 1993, pro forma information, Network Data and Other Network and Operating Data are derived from other Company information. Except as noted below, the following table includes financial and operating information relating to the South Florida Partnership and the Company's 15.7% interest therein which was sold by the Company on May 16, 1996. See "Recent Developments."All of the following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

                                     FISCAL YEAR ENDED MARCH 31,
                               -------------------------------------------
                                1992    1993     1994     1995      1996
                               ------  -------  -------  -------  --------
                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                  DATA)
STATEMENT OF OPERATIONS DATA:
 Telecommunications service
  and management fee revenue.. $   --  $    89  $   434  $ 1,768  $  3,521
 Operating expenses:
  Network operations..........      2       19      330    1,382     2,690
  Selling, general and
  administrative..............    211      921    2,045    2,524     3,084
  Depreciation and
  amortization................     --       30      189      463     1,184
                               ------  -------  -------  -------  --------
                                  213      970    2,564    4,369     6,958
                               ------  -------  -------  -------  --------
 Operating income (loss)......   (213)    (881)  (2,130)  (2,601)   (3,437)
                               ------  -------  -------  -------  --------
 Interest expense and fees....     --       --   (2,164)  (3,321)   (6,088)
                               ------  -------  -------  -------  --------
 Loss before income taxes,
  equity in net loss of joint
  ventures and cumulative
  effect of change in
  accounting principle........ $ (213)   $(881)  (4,294)  (5,922)   (9,525)
 Income tax benefit...........     --       --       55       29       197
 Equity in net loss of joint
  ventures....................     --     (194)    (528)  (1,799)   (4,292)
 Cumulative effect of change
  in accounting
  for income taxes............     --       --       42       --        --
                               ------  -------  -------  -------  --------
 Net income (loss)............ $ (213) $(1,075) $(4,725) $(7,692) $(13,620)
                               ======  =======  =======  =======  ========
 Net loss per weighted average
  share of common stock....... $(0.02) $ (0.11) $ (0.47) $ (0.77) $  (1.36)
 Weighted average shares of
  common stock outstanding.... 10,000   10,000   10,000   10,000    10,000
 Ratio of earnings to fixed
  charges(a)..................     --       --       --       --        --
 Cash dividends declared......     --       --       --       --        --
 Pro forma interest
  expense(b)..................     --       --       --       --    27,796
 Pro forma ratio of earnings
  to fixed charges(c).........     --       --       --       --        --

                                     AS OF MARCH 31,                  PRO FORMA AS OF
                         -------------------------------------------     MARCH 31,
                         1992    1993     1994      1995      1996        1996(F)
                         -----  -------  -------  --------  --------  ---------------
                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Cash and cash
 equivalents............ $   5  $   118  $    --  $     --  $     --     $140,585
 Working capital........  (291)    (441)   1,377       936   (11,455)     129,130
 Total assets...........    82    4,316   14,765    23,212    35,269      182,093
 Senior Notes...........    --       --       --        --        --      163,705
 Note payable--Adelphia.    --    4,814   19,968    35,541    50,855       25,855
 Total liabilities......   295    5,390   20,776    36,915    62,592      201,297
 Stockholders' equity
 (deficiency)...........  (213)  (1,074)  (6,011)  (13,703)  (27,323)     (19,204)
 Book value per common
 share..................  (.02)    (.11)    (.60)    (1.37)    (2.73)       (1.92)

                                      FISCAL YEAR ENDED MARCH 31,
                                 -----------------------------------------
                                 1992   1993    1994      1995      1996
                                 -----  -----  -------  --------  --------
                                          (AMOUNTS IN THOUSANDS)
OTHER COMPANY DATA:
 EBITDA(d)...................... $(213) $(851) $(1,941) $ (2,138) $ (2,253)
 Capital expenditures and
  Company investments in
  Operating Companies and the
  South Florida Partnership(e)..    60  3,891    8,607    10,376    18,899
 Cash used in operating
  activities....................   184    725    2,121     2,130       833
 Cash used in investing
  activities....................    60  3,806    8,607    10,376    18,899
 Cash provided by financing
  activities....................   248  4,645   10,609    12,506    19,732

                                                                         AS OF
                                                                       MARCH 31,
                                                                         1996
                                                                       ---------
NETWORK DATA (G):
 Networks in operation................................................       13
 Cities served........................................................       19
 Network clusters.....................................................        3
 Networks under construction..........................................        4
 Route miles..........................................................    2,210
 Fiber miles..........................................................  106,080
 Buildings connected..................................................      822
 LEC-COs collocated(h)................................................       44
 VGE circuits(i)......................................................  186,292
 Switches and remote switch modules installed.........................        5

                                            FISCAL YEAR ENDED MARCH 31,
                                        -----------------------------------
                                        1992  1993   1994    1995    1996
                                        ---- ------ ------- ------- -------
                                        (AMOUNTS IN THOUSANDS, EXCEPT EMPLOYEE
                                                     INFORMATION)
OTHER NETWORK AND OPERATING DATA (J):
 Network revenues(k)................... $ 0  $  173 $ 1,028 $ 4,083 $12,186
 Capital expenditures(l)...............   0   2,559  27,445  33,522  57,290
 Fiber lease financings during
 period(m).............................   0   1,262   1,527  17,420   9,174
 Employees(n)..........................   4      20      40      95     155

- --------
(a) For purposes of calculating the ratio of earnings to fixed charges: (i) earnings consist of loss before income taxes, plus fixed charges excluding capitalized interest plus amortization of deferred financing costs and
    (ii) fixed charges consist of interest expensed and capitalized. For the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996, the Company's earnings were insufficient to cover fixed charges by $213, $1,075, $4,822, $7,721 and $13,817, respectively.
(b) Pro forma interest expense assumes (i) repayment of $25.0 million of the Adelphia Note (as defined) at an interest rate of 11.28%, (ii) gross proceeds attributable to the issuance of the Senior Notes of $163.7 million, (iii) issuance of the Senior Notes at an interest rate of 13.0% and (iv) original issue discount attributable to the Warrants.
(c) On a pro forma basis, for the year ended March 31, 1996, the Company's earnings would have been insufficient to cover fixed charges by $35,525.

(d) EBITDA consists of net income (loss) before equity in net loss of joint ventures, interest, income taxes, depreciation and amortization for the periods presented. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles. See the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.
(e) For the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996, the Company's capital expenditures (including capital expenditures relating to its wholly-owned Operating Companies) were $60, $1,950, $3,097, $2,850 and $6,084, respectively, and the Company's investments in its less than wholly-owned Operating Companies and the South Florida Partnership were $0, $1,941, $5,510, $7,526 and $12,815, respectively, for the same periods. See the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.
(f) Gives effect to (i) the consummation of the sale on April 15, 1996 of 329,000 Units ("Units") (the "Offering") consisting of $329,000 aggregate principal amount at maturity of Senior Notes and Warrants to purchase an aggregate of 613,427 shares of Common Stock of the Company, and the allocation of approximately $163.7 million to the Senior Notes and approximately $11.6 million to the Warrants and (ii) the application of the estimated net proceeds from such sale, including the repayment of certain indebtedness and loans to certain stockholders.
(g) Network Data is derived from the Company's records and presents information for the Operating Companies, but does not include information for the South Florida Partnership.
(h) LEC-CO collocated means that the Company has interconnected its network at the LEC-CO.
(i) Voice grade equivalent circuits.
(j) Except for employees as discussed in note (n) below, the data presented represent selected unaudited combined operating data of the Company's Operating Companies (including the Company's two wholly-owned Operating Companies) and the South Florida Partnership, and do not include data of the Company on a stand alone basis.
(k) Includes the total of (i) the Operating Companies' revenues and (ii) the South Florida Partnership's revenues.
(l) Represents investments made by the Operating Companies (including investments made by Local Partners) and the South Florida Partnership in property, plant and equipment (including capitalized leases).
(m) Fiber Lease Financing (as defined) represents the incremental borrowings by the Operating Companies and the South Florida Partnership regarding fiber assets accounted for as capital leases for each period presented.
(n) Employees includes combined employees of the Operating Companies and the Company.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. Unless otherwise stated or the context otherwise requires, the following information is as of March 31, 1996.

OVERVIEW

  The Company, through its Operating Companies, provides a competitive alternative to the telecommunications services offered by the incumbent LECs in its markets. Since its inception in October 1991, the Company has experienced substantial growth, building from its original two partnerships which served two markets to serving 13 markets and 19 cities through its 11 Operating Companies. The Operating Companies' customers are principally small, medium and large businesses and government and educational end users as well as IXCs. The Company is also building four additional networks which are expected to serve 17 additional cities and which it will manage and operate upon their expected completion during calendar 1996. Prior to May 16, 1996, the Company also owned a 15.7% investment in the South Florida Partnership in which it had no management responsibility, which investment the Company sold on May 16, 1996. See "--Recent Developments." The Company believes that its strategy of utilizing Local Partners to develop its networks has allowed the Company to build networks with greater coverage, lower upfront and ongoing costs and superior service and reliability.

  The Company's Operating Companies are made up of two wholly owned subsidiaries and 11 investments where the Company owns 50% or less as of July 1, 1996. Results of the wholly owned subsidiaries are consolidated into the Company's financial statements in this Prospectus. The Company's pro rata share of the results of the Operating Companies where the Company owns 50% or less and the South Florida Partnership are recorded under the caption "Equity in net loss of joint ventures" in the Company's consolidated financial statements and results of operations in this Prospectus utilizing the equity method of accounting. Correspondingly, the Company's initial investments in these Operating Companies and the South Florida Partnership are carried at cost, and subsequently are adjusted for the Company's pro rata share of the Operating Companies' and the South Florida Partnership's net losses, additional capital contributions to the Operating Companies and the South Florida Partnership, and distributions from the Operating Companies and the South Florida Partnership to the Company. The Company is responsible for the design, construction, management and operation of all of these Operating Companies and receives management fees from the Operating Companies for its management and network monitoring services. Management fees are determined by Local Partner Agreements and vary depending upon the market. Management fees are accounted for as revenues of the Company and reported in the Company's consolidated financial statements. To date, the Company's principal source of revenues has been derived through management fees from its Operating Companies.

  Since its inception, the Company, in conjunction with its Local Partners, has made substantial investments in designing, constructing and enhancing the Operating Companies' fiber optic networks. As of March 31, 1996, the Company's networks and networks under construction had approximately 2,210 route miles, approximately 106,080 fiber miles and were connected to approximately 822 buildings in 17 markets. The Operating Companies have also installed five switches or remote modules which serve five markets, and the Company has built its Network Operations and Control Center (the "NOCC") in Coudersport, Pennsylvania, which provides for remote control, monitoring and diagnosis of all of the Operating Companies' networks. Based on its review of information made publicly available by other CLECs, the Company believes it is the third largest CLEC in the United States based upon its Operating Companies' networks' route miles or buildings connected. Funding for the development of the Operating Companies has come from investments by the Company and the Local Partners as well as from Fiber Lease Financings which enable the Company to finance the building of fiber optic plant through long-term leases. The combined capital invested through March 31, 1996 in (i) the Operating Companies' networks, (ii) investments in the Company related to the NOCC and other activities and (iii) the Company's and its partners' investments in the South Florida Partnership has totaled approximately $162 million. Due to savings achieved in the construction of fiber optic networks by working with Local Partners, the Company believes that building a comparable level of network infrastructure without Local Partners would require a substantially greater level of capital investment.

  The Company believes that as a result of the Telecommunications Act, the potential market for its services has expanded significantly. According to the Company's analysis of FCC data and its knowledge of the industry, the Company estimates that the market for traditional access services and switched services in its existing markets is approximately $4.8 billion. The Company plans to deploy switches or remote switching modules in the balance of its markets by the end of 1996 in order to more fully address this potential market opportunity. See "Business" and "Regulation."

RECENT DEVELOPMENTS

  Sale of Partnership Interest in the South Florida Partnership. On May 16, 1996, the Company completed the sale of its 15.7% partnership interest in TCG South Florida to Teleport Communications Group Inc. for an aggregate sales price of approximately $11.6 million resulting in a pre-tax gain of approximately $8.4 million. Amounts related to the South Florida Partnership included in the Company's investments and equity in net loss of joint ventures as of and for the year ended March 31, 1996 were approximately $3.4 million and ($0.8) million, respectively. As part of the transaction, the Company was released from its covenant not to compete with respect to the South Florida market. The Company plans to use the proceeds from the sale to continue to expand and develop its existing markets, complete new networks under construction and enter additional markets.

  Other Changes in Partnership Interests. The Company recently entered into agreements pursuant to which the Company's ownership interests in certain of the Operating Partnerships have increased in three markets. These transactions are consistent with the Company's goal to own at least a 50% interest in its Operating Partnerships in the future, and where appropriate the Company may consider similar transactions from time to time in its other markets. Following the completion of these transactions, Hyperion owned at least 50% of ten of its 17 then existing markets and markets under construction. See "Prospectus Summary--Recent Developments."

  National Service Agreement with Major IXC. The Company has entered into a National Service Agreement with AT&T pursuant to which the Company's networks will be the IXC's preferred supplier of dedicated special access and switched access transport services. The National Service Agreement requires the Company to provide such services to AT&T at a discount from the tariffed or published incumbent LEC rates. The National Service Agreement is in effect in all of the Company's markets. The Company believes that only four other CLECs have comparable National Service Agreements and have passed AT&T's network validation tests and operational readiness testing.

RESULTS OF OPERATIONS

 Fiscal 1996 in Comparison with Fiscal 1995

  Revenues increased 99.2% to $3.5 million for the year ended March 31, 1996 ("Fiscal 1996") from $1.8 million for the prior fiscal year. Approximately $1 million of the increase resulted from continued expansion in the number and size of Operating Companies and the resulting increase in management fees, and $0.6 million of the increase resulted from the Company's first wholly-owned Operating Company, which operates in the Vermont market (the "Vermont Operating Company"), generating revenues during the entire fiscal year.

  Network operations expense increased 94.6% to $2.7 million in Fiscal 1996 from $1.4 million for the prior fiscal year. Approximately $0.8 million of the increase was attributable to the Vermont Operating Company reporting expenses relating to its operations for the entire fiscal year and $0.4 million was attributable to the expansion of operations at the NOCC, including systems upgrades.

  Selling, general and administrative expense increased 22% to $3.1 million in Fiscal 1996 from $2.5 million for the prior fiscal year. Of the increase, approximately $0.4 million was attributable to corporate overhead increases to accommodate the growth in the number of Operating Companies managed by the Company, and $0.1 million was attributable to the full twelve-months of operations at the Vermont Operating Company.

  Depreciation and amortization expense increased 156% to $1.2 million in Fiscal 1996 from $0.5 million for the prior fiscal year primarily as a result of increased capital expenditures at the Vermont Operating Company and the NOCC.

  Interest expense increased 83% to $6.1 million in Fiscal 1996 from $3.3 million for the prior fiscal year. The increase was directly attributable to increased borrowings from Adelphia which were used to fund investments in Operating Companies and the South Florida Partnership, capital expenditures and the Company's operations. All of the Company's interest expense was non-cash and was added to amounts due to Adelphia.

  Equity in net loss of joint ventures increased by 139% to ($4.3) million in Fiscal 1996 from ($1.8) million for the prior fiscal year as two more nonconsolidated Operating Companies began operations. The net loss for the nonconsolidated Operating Companies and the South Florida Partnership for the year ended March 31, 1996 aggregated approximately ($14.5) million. The net losses of the Operating Companies for the year ended March 31, 1996 were primarily the result of revenues only partially offsetting startup and other costs and expenses associated with the design, construction, operation and management of the networks of the Operating Companies, and the effect of the typical lag time between the incurrence of such costs and expenses and the subsequent generation of revenues by a network.

  The number of nonconsolidated Operating Companies paying management fees to the Company increased from nine at March 31, 1995 to eleven at March 31, 1996. Such eleven Operating Companies and the networks under construction paid management and monitoring fees to the Company aggregating approximately $2.4 million for Fiscal 1996, an increase of approximately $1.1 million over Fiscal 1995.

  Net income (loss) increased from ($7.7) million for Fiscal 1995 to ($13.6) million for the current fiscal year. The increase was primarily attributable to greater interest expense, increased equity in the net losses of the Company's joint ventures, and increased depreciation and amortization, as noted above.

  EBITDA decreased 5% to ($2.3) million in Fiscal 1996 from ($2.1) million for the prior fiscal year. Increased revenues from management fees and the Vermont Operating Company were more than offset by increased operating costs. EBITDA consists of net income (loss) before equity in net loss of joint ventures, interest, income taxes, depreciation and amortization for the periods presented. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles.

 Fiscal 1995 in Comparison with Fiscal 1994

  Revenues increased 307% from $0.4 million to $1.8 million from the year ended March 31, 1994 ("Fiscal 1994") to the year ended March 31, 1995 ("Fiscal 1995"). Approximately $1.0 million of the increase in revenues resulted from growth in the number of Operating Companies and the resulting management fees. The number of nonconsolidated Operating Companies paying management fees to the Company increased from three at March 31, 1994 to nine at March 31, 1995. Approximately $.2 million of the increase was due to the Vermont Operating Company which commenced operations during Fiscal 1995.

  Network operations expense increased 319% from $0.3 million in Fiscal 1994 to $1.4 million in Fiscal 1995. Approximately $0.8 million of the increase was the result of the expansion of the Company's NOCC staff and technical resources staff required to support an increasing number of Operating Companies that were operating during Fiscal 1995 and the expansion of the Vermont Operating Company staff.

  Selling, general, and administrative expense increased 23% from $2.0 million in Fiscal 1994 to $2.5 million in Fiscal 1995. The change was primarily due to increases in accounting, regulatory and marketing personnel to support increased management and monitoring operations and, to a lesser extent, to additional personnel and related costs for the commencement of operations at the Vermont Operating Company.

  Depreciation and amortization expense increased by 145% from $0.2 million in Fiscal 1994 to $0.5 million in Fiscal 1995. Approximately two-thirds of the increase was attributable to the addition of telecommunications monitoring equipment totaling $1.5 million and the expansion of the telecommunications networks in the Company's wholly-owned Operating Companies.

  Interest expense increased by 53% from $2.2 million in Fiscal 1994 to $3.3 million in Fiscal 1995. The increase was primarily due to the increase in borrowings from Adelphia to fund investments in Operating Companies and the South Florida Partnership, capital expenditures and the Company's operations. All of the Company's interest expense was non-cash and was added to amounts due to Adelphia.

  Equity in net loss of joint ventures increased by ($1.3) million from ($0.5) million in Fiscal 1994 to ($1.8) million in Fiscal 1995. The increase was primarily due to the six nonconsolidated Operating Companies beginning operations in Fiscal 1995, resulting in a total of nine nonconsolidated Operating Companies at year end. The net loss for such nine Operating Companies and the South Florida Partnership for the year ended March 31, 1995 was approximately ($7.3) million. The net losses of the Operating Companies for Fiscal 1995 were primarily the result of revenues only partially offsetting startup and other costs and expenses associated with the design, construction, operation and management of the networks of the Operating Companies, and the effect of the typical lag time between the incurrence of such costs and expenses and the subsequent generation of revenues by a network. The nine nonconsolidated Operating Companies and networks under construction paid the Company an aggregate of approximately $1.3 million in management and monitoring fees for Fiscal 1995, an increase of $1.0 million over Fiscal 1994.

  Net income (loss) increased ($3.0) million from ($4.7) million in Fiscal 1994 to ($7.7) million in Fiscal 1995. This increase was primarily the result of the increase in the Company's operating loss, greater interest expense and increased equity in the net losses of the Company's joint ventures, as noted above.

  EBITDA decreased by $0.2 million or 10% from ($1.9) million in Fiscal 1994 to ($2.1) million in Fiscal 1995. This decrease was the result of increasing expenses incurred in advance of new networks becoming operational, which more than offset increased revenues.

SUPPLEMENTARY OPERATING COMPANY REVENUE ANALYSIS

  The Company believes that working with Local Partners to develop markets enables the Company to build larger networks in a rapid and cost effective manner. In pursuit of this strategy, the Company has entered into nine joint ventures with Local Partners where the Company owns 50% or less of each partnership or corporation. As a result of the Company's ownership position in these joint ventures, a substantial portion of the Operating Companies' results are reported by the Company on the equity method of accounting for investments which only reflects the Company's pro rata share of net income or loss of the Operating Companies. Because all of the assets, liabilities and results of operations of the Operating Companies are not presented in the Company's consolidated financial statements, financial analysis of these Operating Companies based upon the Company's results does not represent a complete measure of the growth or operations of the Operating Companies.

  In order to provide an additional measure of the growth and performance of all of the Company's networks, management of the Company analyzes a variety of financial information including revenues. Revenues of the Operating Companies indicate the level of activity in the Company's networks. Capital expenditures of the Operating Companies along with network construction statistics, such as route miles and buildings connected, indicate the extensiveness of the Company's construction and expansion efforts in those markets. The financial information set forth below, however, is not indicative of the Company's overall financial position and investors should not place undue reliance on such information when considering an investment in the Senior Notes.

  The Operating Companies have shown substantial growth in revenues since the Company's inception in October 1991. Total combined revenues for the Operating Companies has increased approximately 136% from approximately $3.3 million in Fiscal 1995 to approximately $7.8 million in Fiscal 1996. The Operating Companies' revenues for the fiscal quarter ended March 31, 1996 were approximately $2.4 million. There can be no assurance, however, that the Operating Companies will continue to experience revenue growth at this rate, or at all. See "Risk Factors--Negative Cash Flow and Operating Losses; Limited History of Operation." Furthermore, there can be no assurance that the Company will be able to benefit from such growth in revenues if such growth occurs. See "Risk Factors--Holding Company Structure; Inability to Access Cash Flow."

                                                         REVENUES
                                          --------------------------------------
                                                               QUARTER ENDED
                                          FISCAL FISCAL FISCAL   MARCH 31,
CLUSTER                                    1994   1995   1996      1996
- -------                                   ------ ------ ------ -------------
                                                  (AMOUNTS IN THOUSANDS)
Northeast................................  $706  $1,492 $3,991    $1,210
Mid-Atlantic.............................     4     288    735       244
Mid-South................................    --      70    473       187
Other Networks...........................   255   1,401  2,564       798
                                           ----  ------ ------    ------
  Total..................................  $965  $3,251 $7,763    $2,439
                                           ====  ====== ======    ======

LIQUIDITY AND CAPITAL RESOURCES

  The development of the Company's business and the installation and expansion of the Operating Companies' networks, combined with the construction of the Company's NOCC, have resulted in substantial capital expenditures and investments during the past several years. Capital expenditures by the Company were $3.1 million, $2.9 million and $6.1 million for Fiscal 1994, Fiscal 1995 and Fiscal 1996, respectively. Further, investments made in the Company's nonconsolidated Operating Companies and the South Florida Partnership by the Company were $5.5 million, $7.5 million and $12.8 million in Fiscal 1994, Fiscal 1995 and Fiscal 1996, respectively. The Company expects that it will continue to have substantial capital and investment requirements. The Company also expects to have to continue to fund operating losses as the Company develops and grows its business. See "Risk Factors--Significant Future Capital Requirements."

  Since its inception through March 31, 1996, substantially all of the Company's direct expenditures for network construction, expansion, operations and investments have been funded by Adelphia, which had invested as of March 31, 1996 approximately $50.9 million in loans (including accrued interest) in the Company and $6.7 million in fiber network construction leased back to certain Operating Companies and the South Florida Partnership. In addition, Local Partners and the Company's partners in the South Florida Partnership in the aggregate have contributed approximately $75.5 million as their pro rata investment in those networks. These partners have also provided additional capital of $29.3 million for the construction of the Company's and the South Florida Partnership's networks through the partnership agreements by funding the fiber construction of the network and then leasing the fiber back to the partnership in long-term, renewable agreements (the "Fiber Lease Financings"). Collectively, Adelphia's and the Company's partners' investments and the Fiber Lease Financings have totaled $162.4 million from the Company's inception through March 31, 1996. Due to savings achieved in the construction of fiber optic networks by working with Local Partners, the Company believes that building a comparable level of network infrastructure without Local Partners would require a substantially greater level of capital investment.

  The Company has experienced negative cash flow since its inception. A combination of operating losses, the substantial capital investments required to build the Company's wholly-owned networks and its state-of-the-art NOCC, and incremental investments in the Operating Companies has resulted in substantial negative cash flow. See "Risk Factors--Negative Cash Flow and Operating Losses; Limited History of Operations." For the fiscal years ended March 31, 1994, 1995 and 1996, cash used in operating activities totalled $2.1 million, $2.1 million and $.8 million, respectively, cash used in investing activities totalled $8.6 million, $10.4 million and $18.9 million, respectively, and cash provided by financing activities totalled $10.6 million, $12.5 million and $19.7 million, respectively. Funding of the Company's cash flow deficiency was principally accomplished through additional borrowings from Adelphia. Interest and fees on this unsecured credit facility are based upon the weighted average cost of unsecured borrowings of Adelphia. The average interest rate charged for all periods through March 31, 1996 was 11.3% (excluding fees charged which were based on the amount borrowed). As of March 31, 1996, no cash payments for interest or fees have been made by the Company to Adelphia. The total cumulative amount of interest converted to note principal at March 31, 1996 was $9.0 million.

  The Company repaid $25.0 million of its indebtedness to Adelphia from the proceeds of the Offering on April 15, 1996. As of April 15, 1996, approximately $26.1 million of outstanding indebtedness owed to Adelphia was evidenced by an unsecured subordinated note due April 16, 2003, that accrues interest at 16.5% and is subordinated to the Senior Notes. Interest on the subordinated note is payable quarterly in cash, through the issuance of identical subordinated notes, or in any combination thereof, at the option of the Company. Also, proceeds from the Offering were used on April 29, 1996 to repay amounts related to capital expenditures, working capital requirements, operating losses and pro-rata investments in joint ventures totalling $12.8 million incurred during the period January 1, 1996 to April 15, 1996, which amounts had been funded during the same period through advances from Adelphia. See "Certain Relationships and Transactions."

  The competitive local telecommunication service business is a capital-intensive business. The Company's operations have required and will continue to require substantial capital investment for (i) the installation of electronics for switched services in the Company's networks, (ii) the expansion and improvement of the

Company's NOCC and (iii) the design, construction and development of additional networks. The Company plans to make substantial capital investments and investments in Operating Companies in connection with the deployment of switches in all of its operating markets by the end of 1996, the expansion of existing markets and the construction and development of new markets. Expansion of the Company's networks will include the geographic expansion of the Company's existing clusters and the development of new markets. The Company expects to build networks in approximately ten additional markets by the end of 1997. The Company estimates that it will require approximately $110 million to $115 million to fund anticipated capital expenditures, working capital requirements and operating losses of the Company and to make investments in existing and new Operating Companies during calendar 1996 and 1997. The Company expects that it will have adequate resources to fund such expenditures through the proceeds from the sale of the Units and internal sources of funds including cash flow from operations. The Company also expects to raise additional capital through a private or public equity placement in the next 12 to 18 months. There can be no assurance, however, as to the availability of funds from internal cash flow or from the private or public equity markets. See "Risk Factors--Significant Future Capital Requirements." Subsequent to March 31, 1996, the Company sold its interests in the South Florida Partnership and increased its interests in three other markets. See "Prospectus Summary--Recent Developments."

  In addition, the Company expects that pro rata investments by the Company and its Local Partners as well as Fiber Lease Financings and anticipated vendor financings will be adequate to fund the requirements of the Operating Companies for capital expenditures, operating losses and working capital for existing networks, networks currently under construction and certain of the Company's planned additional markets during calendar years 1996 and 1997. There can be no assurance as to the availability of funds from internal cash flow, the Local Partners or other external sources or as to the terms of such financings. In addition, the Indenture provides certain restrictions upon the Company's ability to incur additional indebtedness. The Company's inability to fund pro rata investments required for the Operating Companies could result in a dilution of the Company's interest in the individual Operating Companies or could otherwise have a material adverse effect upon the Company and/or the Operating Companies.

EFFECT OF NEW ACCOUNTING STANDARDS

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with SFAS No. 121, the Company reviews the carrying amounts of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. The adoption of SFAS No. 121 in the year ended March 31, 1995 had no effect on the consolidated financial statements of the Company.

IMPACT OF INFLATION

  The Company does not believe that inflation has had a significant impact on the Company's consolidated operations or on the operations of the Operating Companies over the past three fiscal years.

                                   BUSINESS

INDUSTRY HISTORY

  Deregulation, technological change and the increasingly information intensive nature of the United States economy have significantly expanded the role of telecommunications in business. In particular these changes have accelerated the growth of certain aspects of the telecommunications market. For example, industry sources estimate that voice traffic is growing at a rate of approximately seven percent per year while data communications are growing at three to five times that rate due to the increase in computerized transaction processing and video applications, the movement to distributed data processing and the rise of decentralized management structures, all of which require the transmission of large amounts of information with speed, accuracy and reliability.

  The present structure of the U.S. telecommunications market resulted largely from the divestiture of the "Bell System" in 1984 (the "Divestiture"). As part of the Divestiture, seven RBOCs were created to offer services in geographically defined areas called LATAs. The RBOCs were separated from the long distance provider, AT&T, resulting in the creation of two distinct industries: local exchange and interexchange (commonly known as long distance). The Divestiture facilitated direct, open competition in the long distance segment of the telecommunications market; however, it did not promote competition in the local telecommunications market. Nonetheless, several factors have served to promote competition in the local telecommunications market and the emergence of competitive access providers ("CAPs"), including
(i) the incumbent LECs' monopoly position and regulated pricing structure, which provided little incentive for incumbent LECs to reduce prices, improve service or upgrade their networks, (ii) customer demand for an alternative to the incumbent LEC monopoly, which demand grew rapidly and was spurred in part by the development of competitive activities in the long distance market and increasing demand for high quality, reliable services, (iii) the advancement of fiber optic and digital electronic technologies (such as ATM and SONET), which combined the ability to transmit voice, data and video at high speeds with greatly increased capacity and reliability as compared to the incumbent LECs' copper-based networks and (iv) the significant fees, called "access charges," IXCs are required to pay to incumbent LECs for originating and terminating calls on the incumbent LEC networks.

  Established in the mid 1980s, CAPs were among the first competitors in the local telecommunications market. CAPs provided non-switched services (i.e., dedicated special access and private line) by installing fiber optic facilities connecting IXCs POPs within a metropolitan area and, in some cases, connecting end users (primarily large businesses and government agencies) with IXCs. CAPs used the substantial capacity and economies of scale inherent in fiber optic cable to offer customers service that was generally less expensive and of a higher quality than could be obtained from incumbent LECs. In addition, CAPs offered customers shorter installation and repair intervals and improved service reliability in comparison to incumbent LECs.

  The Telecommunications Act, which was adopted on February 8, 1996, is considered to be the most comprehensive reform of the nation's telecommunications laws since the Communications Act of 1934 and will substantially affect the development of competition for local telephone services. Among the more significant provisions of the Telecommunications Act are (i) the removal of legal barriers to entry in local telephone markets,
(ii) the requirement that incumbent LECs "interconnect" with competitors,
(iii) the establishment of procedures for incumbent LEC entry into new markets, such as long distance and cable television, (iv) the relaxation of the regulation of telecommunication services provided by incumbent LECs and others and (v) the establishment of a subsidy mechanism for the preservation of universal telephone service. The Company believes the Telecommunications Act will position the competitive local telecommunications business for significant growth as CAPs evolve into CLECs by expanding their networks and service offerings. Of the $32 billion of access fees paid by IXCs to LECs in 1994, CAPs accounted for $294 million, or less than 1%. The Company expects that the anticipated entry of incumbent LECs into the long distance business will increase this penetration rate if IXCs seek alternatives to incumbent LECs as sources of access to their customers. BOCs entering the inter-exchange market also may use CAP facilities in areas outside their home regions. Regulatory reform, together with increasing customer demand, will create more opportunities for CLECs to introduce additional services, expand their networks and address a larger customer base. The Company believes that these changes afford CLECs the potential to grow significantly over the next several years. The Company believes, based on data compiled by the FCC, that the passage of the Telecommunications Act combined with earlier state regulatory developments have increased the potential market for CLECs from approximately $26.3 billion to approximately $97.1 billion annually due to the opening of the market for switched services. This new market opportunity will permit CLECs to offer a full range of local telecommunications services including local dial tone, local calls, custom calling features and intraLATA toll services for both business and residential customers. See "Competition" and "Regulation--Overview."

THE COMPANY

  Hyperion is a leading CLEC that designs, constructs, operates and manages state-of-the-art, fiber optic networks and facilities. Based on its review of information made publicly available by other CLECs, the Company believes it operates one of the three largest CLECs in the United States based upon route miles and buildings connected. The Company's networks work in conjunction with IXCs such as AT&T, MCI, Sprint, WorldCom and others in order to offer small, medium and large businesses, government and education end users a broad array of integrated, high quality voice, video and enhanced data communications services. The Company, through its 13 networks, currently offers traditional access services and has also installed switches or remote switching capability in five of its networks and plans to offer switched services, including customer dial tone, in all of its operating markets by the end of 1996. Four of the Company's networks also offer enhanced data services to their customers such as frame relay and ATM data transport. These services, along with the long distance services provided by IXCs, enable the Company to provide an integrated telecommunications service offering to network customers that is more reliable, has a superior level of service and is priced lower relative to that of the incumbent LECs in the markets served by the Company's networks.

  The Company currently manages and operates 13 networks which are primarily clustered in three regions located in the eastern half of the United States and which serve 19 cities with populations from at least 25,000 to more than 600,000. The Company also has four new networks under construction which will serve 17 additional cities and will be managed and operated by the Company upon their expected completion in calendar year 1996. Eleven of the Company's networks and three of its networks under construction are owned in partnership with several major cable television operators including Tele-Communications, Inc., Time Warner/Newhouse, Continental Cablevision, TKR Cable, Lenfest Communications, InterMedia Partners and Multimedia/Gannett, and an electric utility, PECO Energy, owner of the Philadelphia Electric Company. The Company believes that working with Local Partners significantly reduces the cost and time in developing a network through utilization of existing cable or utility facilities. The remaining two operating networks and one network under construction are wholly owned by the Company and lease fiber capacity from Adelphia to achieve similar time and cost savings in developing the networks. Due to savings achieved in the construction of fiber optic networks by working with Local Partners, the Company believes that building a comparable level of network infrastructure without Local Partners would require a substantially greater level of capital investment.

  The Company has targeted markets primarily in the eastern half of the United States where it can leverage the Company's existing network infrastructure and take advantage of the economies of scale associated with operating networks in contiguous markets. Since the Company's inception in October 1991, the Company and its partners have invested approximately $162 million to build and develop the overall network infrastructure. As of March 31, 1996, the Company's 13 operating networks served 19 cities, and along with the four networks under construction, included approximately 2,210 route miles of fiber optic cable and were connected to approximately 822 buildings. The Company intends to increase the density of its existing network clusters and expand into new geographical markets or clusters through the construction of approximately ten additional networks by the end of 1997. The Company will continue to focus on developing networks in conjunction with Local Partners and managing and operating these networks on behalf of the Operating Companies. The Company's goal for future partnerships is to maintain at least a 50% equity interest in these networks. The Company has recently entered into a partnership agreement amendment with TKR and an agreement with InterMedia to increase its equity interests to 50% in the Louisville and Lexington markets and to 95% in the Nashville market. Following the completion of these transactions, Hyperion owned at least 50% of ten of its 17 then existing markets and markets under construction. See "Prospectus Summary--Recent Developments."

COMPANY STRATEGY

  The Company, through its networks, is a leading provider of integrated local telecommunications services to small, medium and large businesses, government and educational end users and IXCs in its existing markets.

The Company differentiates its service offering by partnering with local cable television operators and utility companies to develop networks that will provide customers with greater market coverage, lower costs and superior service. The Company's networks leverage the IXCs' name recognition and reputation for quality and reliability by becoming preferred suppliers for IXCs of local telecommunications services in the Company's markets. The IXCs market their long distance services in conjunction with the Company's local service offerings to provide end users with a fully integrated telecommunications service offering in all of the Company's operating markets. Principal elements of the Company's network, market and customer strategies include:

 Network Strategy

  Develop a Rapid Entry/Low Cost Approach with Local Partners. The Company works with a Local Partner in order to significantly reduce the cost and time to construct a fiber optic network, enable the Company to rapidly begin offering services and lower the overhead associated with operating and maintaining the Company's networks. Advantages of building the Company's networks with Local Partners include (i) sharing the cost of building the fiber optic network with a cable television system or utility system which the Company believes reduces the cost of aerial fiber construction by approximately 62%, (ii) reducing the time and cost of obtaining access to rights-of-way and building entrances and (iii) enabling the Company to leverage the Local Partners' experience and capabilities for building and maintaining fiber optic cables thereby significantly reducing the upfront and ongoing costs of a fiber optic network. Through the partnerships, the Company has financed its expansion at a lower cost relative to its competitors by utilizing pro rata equity investments and Local Partner financings of a significant portion of fiber construction. Local Partners provide most of the funds for the fiber build in a network and lease the fiber capacity back to the partnership under long-term agreements. The partnership purchases and owns the electronic and customer premises equipment associated with the networks.

  The Company is able to lower the cost of building fiber optic networks by working with Local Partners who own existing communications networks and organizations that design, build and maintain these networks. The Company achieves savings in the design, construction and maintenance of these fiber optic networks because a substantial portion of these activities are shared with existing efforts of the Local Partner. A significant portion of the upfront savings is achieved in the construction of the fiber optic network. The Company believes that, based upon its experience of building fiber optic networks with Local Partners, the Company is able to achieve approximately a 62% reduction in aerial fiber optic construction costs versus constructing an aerial fiber optic network without a Local Partner. The Company estimates that approximately 70% of its network construction will be aerial and that the Company can achieve similar savings in underground construction where conduit is available. These estimates are based upon historical experience, and there can be no assurance that the Company will be able to achieve similar results in future efforts. These cost savings are achieved primarily through the sharing of pole attachment costs ("Pole Attachment Costs") and the elimination of costs of the engineering and rearrangement of cables to prepare telephone poles for the attachment of new fiber optic cable ("Make Ready Costs"). An analysis of the estimated cost savings for the Company for one mile of aerial construction is set forth in the following table.

COSTS                       WITH LOCAL PARTNER WITHOUT LOCAL PARTNER
- -----                       ------------------ ---------------------
                                           (AMOUNTS IN THOUSANDS)
Make Ready Costs...........       $ 0.0(a)             $18.0(b)
Pole Attachment Costs......         3.4(c)               5.0
Fiber Costs................         8.0(d)               8.0
Splicing Costs.............         0.6(e)               0.6
                                  -----                -----
  Total....................       $12.0(f)             $31.6
                                  =====                =====

- --------
(a) Assumes a fiber overlash of existing cable plant.
(b) Assumes an average cost of $200 per pole, 40 poles per mile, to move the telephone and cable television wires in the communications space and the replacement of two poles per mile.

(c) Assumes the payment of a pro rata portion (approximately 33%) of such costs by the Local Partner with respect to capacity to be available for such partner's use.
(d) Represents the cost of the Operating Company's fiber that is installed on the pole.
(e) Represents the cost of cutting and integrating new fiber components.
(f) In the above analysis, this would be the amount amortized by an applicable Fiber Lease Financing between an Operating Company and its Local Partner.

  Build Broad Network Coverage. The Company intends to build substantially larger networks than the networks of the CLECs it competes with in its markets. As of March 31, 1996, in all of the markets in which the Company and its networks operate, management believes that the Company has the broadest network coverage in terms of route miles of any of its CLEC competitors. The Company believes that expanded network coverage will enable the Company to (i) provide broader and more reliable coverage for network customers, (ii) carry a greater amount of traffic on its own networks rather than on the networks of other carriers thereby increasing the Company's revenues and profit margins,
(iii) increase the potential market available to the Company due to the greater number of buildings, LEC-COs and customers that the Company's networks can service, (iv) improve the value of the Company's networks to IXCs, cellular providers and new telecommunications providers such as PCS operators that need wide backbone coverage, (v) offer services in areas where there are fewer potential CLECs with facilities and (vi) leverage the fixed cost structure of the Company's networks, particularly with regard to network electronics such as switches.

 Market Strategy

  Expansion through Development of Network Clusters. The Company's networks are located primarily in the eastern half of the United States. The Company expects to continue to focus on this region due to the eastern location of the Company's existing networks and the Company's NOCC and headquarters. The Company also believes that the eastern half of the United States, particularly the Northeast, has greater concentrations of large business, government and education end users and telecommunications traffic. The Company intends to build networks in ten additional markets located near existing clusters or in one or more new clusters by the end of 1997. Management believes that there are significant operating and marketing advantages to locating its networks in clusters. Clustering enables the Company to (i) take advantage of economies of scale in management, construction, network operations and sales and marketing,
(ii) optimize the networks' switching capacity by utilizing remote switch capacity in nearby cities that do not have switches, (iii) offer services to lower density traffic areas in which the Company's networks are less likely to face strong competition from incumbent LECs and other CLECs and (iv) increase the networks' ability to offer highly reliable, end-to-end connectivity on a regional basis. The Company also believes that creating regional networks will enable the Company to gain a greater share of higher margin long distance transport traffic.

 Customer Strategy

  Develop Strategic Relationships with IXCs. The Company, through its networks, provides customers with an integrated, one-stop shopping approach to their telecommunications needs through its strategic relationships with IXCs such as AT&T, MCI, Sprint, WorldCom and others. The goal of these relationships is for the Company's networks to offer their local services in conjunction with the long distance services of these relationship IXCs. Management believes that working in partnership with IXCs instead of as a competitor will be attractive to IXCs and enable the Company to (i) utilize extensive market information from the IXCs regarding traffic patterns and building requirements to more optimally construct and extend its networks,
(ii) work closely with IXC account teams to provide an integrated service approach to end users, (iii) increase market penetration by capitalizing on the IXCs' name recognition and (iv) lower sales and marketing costs by utilizing the extensive marketing resources and salesforce of the IXCs to market the networks' products and services. In pursuing this strategy, the Company has entered into the National Service Agreement with a major IXC pursuant to which the

Company's networks will be the IXC's preferred supplier of dedicated special access and switched access transport services. The National Service Agreement requires the Company to provide such services to the IXC at a discount from the tariffed or published LEC rates. The National Service Agreement is currently in effect in all of the Company's markets. See "Prospectus Summary-- Recent Developments."

  Expand Enhanced Service Provider Offerings. Four of the Company's networks operate in partnership with !NTERPRISE, a leading, nationwide network integrator that designs, develops and deploys state-of-the-art data networks (including both network services and equipment) to support and enhance the information systems with which the networks' customers operate their businesses. Pursuant to the partnership agreements, !NTERPRISE co-markets enhanced services, including frame relay, ATM data transport, business video conferencing, private line data interconnect service and LAN connection and monitoring services to the networks' customers in the networks' respective markets. The Company believes that the partnerships with !NTERPRISE provide the opportunity to offer network customers a full complement of enhanced services more rapidly and without the Company incurring the cost and overhead of establishing its own nationwide enhanced services marketing, sales and installation effort. The Operating Companies intend to enter into additional agreements with !NTERPRISE and other service integrators in the future.

COMPANY SERVICES

 Traditional Access Services

  Special Access and Private Line Services. Non-switched dedicated connections, including high capacity interconnections between (i) POPs of an IXC, (ii) the POPs of different IXCs, (iii) large end users and their selected IXCs and (iv) different locations of particular customers. These services are billed at a flat, non-usage sensitive, monthly rate.

  Collocated Special Access Services. A dedicated line carrying switched transmissions from the IXC POP, through the LEC-CO to the end user.

  Switched Access Transport Services. A dedicated line carrying switched transmissions from the LEC-CO to an IXC POP.

  Long Distance Transport Services. Non-switched, high capacity interconnection services sold on a wholesale basis to IXCs and cellular and PCS operators.

 Switched Services

  Local Exchange Services. Switched services providing dial tone to business customers.

  Long Distance Services. Switching and transport of interexchange traffic, including voice, data and video billed on a minutes-of-use basis. The Company intends to offer this service to its customers in conjunction with IXCs with which it has developed strategic relationships.

 Enhanced Services

  The Company and the Operating Companies currently offer, or intend to offer, their customers a broad array of high bandwidth, enhanced data services, including frame relay, ATM transport services, business Internet access and high speed video conferencing. Operating Companies currently offer some of those services to customers in four markets through partnerships with !NTERPRISE. !NTERPRISE is a wholly-owned subsidiary of US West that provides enhanced data services to end users throughout the country. The Company intends to service additional markets through joint ventures with !NTERPRISE or other enhanced service providers. See""--Customer Strategy."

MARKET SIZE

  The following table sets forth the Company's estimate, based upon an analysis of industry sources including industry projections and FCC data, of the market size in the Company's current operating markets and markets under construction for the services the Company offered in calendar year 1995. The estimates, however, do not include estimates for long distance transport and enhanced services which the Company expects will provide substantial revenue opportunities. See "--Company Services." There is currently limited direct information relating to these markets and therefore a significant portion of the information set forth below is based upon estimates and assumptions made by the Company. Management believes that these estimates are based upon reliable information and that its assumptions are reasonable. There can be no assurance, however, that these estimates will not vary substantially from the actual market data. Investors should not place undue reliance on this information in making an investment decision with respect to the Senior Notes.

                              TRADITIONAL                       TOTAL REVENUE(B)
CLUSTER                    ACCESS SERVICES(A) SWITCHED SERVICES    POTENTIAL
- -------                    ------------------ ----------------- ----------------
                                           (AMOUNTS IN MILLIONS)
Northeast.................       $ 67.9           $1,591.2          $1,659.1
Mid-Atlantic..............        109.3            1,884.5           1,993.8
Mid-South.................         28.1              600.9             629.0
Other Networks............         23.4              480.4             503.8
                                 ------           --------          --------
  Total...................       $228.7           $4,557.0          $4,785.7
                                 ======           ========          ========

- --------
(a) Excludes long distance transport.

(b) Excludes the potential market for enhanced services.

THE COMPANY'S MARKETS

 Overview

  The Company currently manages and operates 13 networks. The networks are owned by the Operating Companies, eight of which are Operating Partnerships and three of which are Operating Corporations. Two of the Operating Corporations are wholly-owned subsidiaries of the Company. The Company manages and operates these networks through a combination of local management and through the Company's headquarters and NOCC in Coudersport, Pennsylvania, and the Company's marketing offices in Pittsburgh, Pennsylvania. The following operating network market statistics are as of August 1, 1996, except for the South Florida Partnership as noted below.

OPERATING NETWORK MARKET STATISTICS

                                 DATE      HYPERION
COMPANY MARKETS             OPERATIONAL(A) INTEREST        LOCAL PARTNERS
- ---------------             -------------- --------   -------------------------
OPERATING NETWORKS
- ------------------
    Northeast Cluster
Albany, NY(b).............       2/95        50.0%    Time Warner/Newhouse
Binghamton, NY(b).........       3/95        20.0     Time Warner/Newhouse
Buffalo, NY...............       1/95        40.0     Tele-Communications, Inc.
                                                      Time Warner/Newhouse
Syracuse, NY(b)...........       8/92        50.0     Time Warner/Newhouse
Vermont...................      11/94       100.0     (c)
   Mid-Atlantic Cluster
Charlottesville, VA.......      11/95       100.0     (c)
Harrisburg, PA............       4/95        50.0     Lenfest Communications
New Brunswick, NJ.........      11/95        19.7     TKR Cable(d)
Richmond, VA..............       9/93        37.0     Continental Cablevision
    Mid-South Cluster
Louisville, KY............       3/95        50.0(e)  TKR Cable
Nashville, TN.............      11/94        95.0(e)  InterMedia Partners
      Other Networks
Jacksonville, FL..........       9/92        20.0     Continental Cablevision
Wichita, KS...............       9/94        49.9     Multimedia/Gannett
NETWORKS UNDER
CONSTRUCTION(F)
- ---------------
   Mid-Atlantic Cluster
Morristown, NJ............       1996(g)     19.7     TKR Cable(d)
Philadelphia, PA..........       1996(g)     50.0     PECO Energy
Scranton/Wilkes-Barre, PA.       1996(g)    100.0     (c)
    Mid-South Cluster
Lexington, KY.............       1996(g)     50.0(e)  TKR Cable
NETWORK INVESTMENTS
- -------------------
South Florida(h)..........       1/94        15.7     (h)

- --------
(a) Refers to the date on which (i) the network is connected to at least one IXC POP; (ii) the network is capable of accepting traffic from IXCs and end users; (iii) the Company's central office is fully functional and (iv) the initial network SONET fiber rings have been completed.

(b) The interests in the Albany, Binghamton and Syracuse markets are all owned by one Operating Partnership.

(c) Adelphia or its affiliate leases 100% of the fiber capacity to the Operating Companies in these markets.

(d) Sutton Capital Associates also owns a minority interest.

(e) The Company's interest in these markets has recently changed. See "Prospectus Summary--Recent Developments."

(f) The Company has entered into binding agreements with respect to the construction of these networks.

(g) The Company expects each of these networks to be operational between August 1996 and December 1996.

(h) The Company was an investor in TCG South Florida, the South Florida Partnership, with several other partners and had no management oversight responsibility with regard to such partnership. On May 16, 1996, the Company sold its investment in such partnership. See "Prospectus Summary-- Recent Developments."

CLUSTER STATISTICS(A)

                                                                       LATEST
                                     ROUTE  FIBER  BUILDINGS           QUARTER
CLUSTER                              MILES  MILES  CONNECTED VGES(B) REVENUES(C)
- -------                              ----- ------- --------- ------- -----------
Northeast...........................   626  30,048    260     46,894   $1,210
Mid-Atlantic........................   666  31,968    169     44,517      244
Mid-South...........................   364  17,472    132     35,356      187
Other Networks......................   554  26,592    261     59,525      798
                                     ----- -------    ---    -------   ------
  Total............................. 2,210 106,080    822    186,292   $2,439
                                     ===== =======    ===    =======   ======

- --------
(a) Non-financial information is as of March 31, 1996.

(b) Voice grade equivalents circuits.

(c) Latest Quarter Revenues is for the quarter ended March 31, 1996.

OPERATING AGREEMENTS

  Generally, subsidiaries of the Company enter into partnership agreements with Local Partners to take advantage of the benefits of building networks in conjunction with local cable television or utility operators. The typical Operating Partnerships are formed and operated pursuant to three key agreements: (i) a partnership agreement between the Company or one of its wholly-owned subsidiaries and a cable television operator or electric utility (the "Local Partner Agreement"); (ii) a fiber capacity lease agreement between the Local Partner and the Operating Partnership (the "Fiber Lease Agreement"); and (iii) a management agreement between the Operating Company and the Company or one of its subsidiaries (the "Management Agreement"). One of the Operating Partnerships and two of the Operating Corporations have also entered into agreements with !NTERPRISE, a wholly-owned subsidiary of US West, to co-market enhanced services.

 Local Partner Agreements

  Each Local Partner Agreement establishes the structure of the applicable Operating Partnership by determining, among other things, the partner's capital contribution requirements, capital structure, purpose and scope of business activities, transfer restrictions, dissolution procedures, duration and competition restrictions, as well as the voting and buy/sell rights and rights of first refusal of the partners of the Operating Partnership.

  Ownership and Capital Contributions. The initial capital contributions and percentage of ownership of the Operating Partnerships vary. Some of the Local Partner Agreements establish maximum capital contributions such that each partner's ultimate aggregate capital contribution is determined at the Operating Partnership's inception. Initial capital contributions are paid on an installment basis as determined by a management committee. Unless a majority vote of the partners determines otherwise, capital contributions in excess of the initial capital contribution are not required. Generally, the percentage of ownership is also fixed at the Operating Partnership's inception. Absent an agreement by the partners, generally, the only circumstances that result in the dilution of such partner's ownership interest are a partner's failure to make a capital contribution or its failure to exercise a right of first refusal.

  Matters Requiring a Vote. Most partner votes of an Operating Partnership require only a majority vote; however, a unanimous vote of the partners is required for, among other things, expansion of the scope of the business activities in the defined business area, admission of additional partners and merger or consolidation with any other entity if the Operating Partnership is not the surviving entity.

  Distributions. Generally, the Local Partner Agreements allow for distributions to the partners; however, the Local Partner Agreements vary with regard to the procedure for determining if, when and how much of a distribution should be made. In one Local Partnership Agreement, the Company, through its affiliate, controls such determinations. In the remaining Local Partner Agreements, the partners or the partnership's Managing Committee makes such determinations by either majority approval or unanimous consent.

  Transfer of Ownership. The Local Partner Agreements generally prohibit the transfer of partnership interests, including most changes in control. Generally, transfers of entire partnership interests to subsidiaries of a partner's parent corporation and the sale or disposition of all or substantially all of the stock or assets of a partner's parent are expressly permitted in the typical Local Partner Agreement.

  Rights of First Refusal; Buy/Sell Agreements. The partners of most of the Operating Partnerships also retain certain rights of first refusal and buy/sell rights. Generally, after a specified period of time, either partner may transfer its interest to an unrelated third party if such partner first offers its interest to the other partner at the same terms and the other partner elects not to purchase the interest. In addition, in most of the Operating Partnerships, either partner can, after a specified period of time, make an offer to the other partner(s) to sell its own interest. Within 30 days of submitting a price, the other partner must respond to the offer indicating its election to either accept the offer to buy or sell at the offered price. Certain partners in two of the partnerships have the right after a specified period of time to put their interest in the respective partnership (i) to the other partners at an amount equal to the fair market value of such partner's interest pursuant to one agreement and (ii) to the Company at an amount equal to the partner's capital contributions plus interest less any distributions pursuant to the other agreement.

  Term. Most of the Operating Partnerships were created in the last three and half years and have a duration of 10 to 25 years unless earlier dissolved. Two of the Local Partner Agreements contain provisions whereby the respective Local Partner can terminate its interest, at such Local Partner's sole discretion, prior to 2003. See "Risk Factors--Risks Associated with Joint Ventures." Generally, each partner and certain of its affiliates are restricted from competing with the Operating Partnership in the defined business area so long as the partner is a partner plus two or three years thereafter.

 Fiber Lease Agreements

  Generally, the Operating Partnerships lease fiber optic capacity from their Local Partners. In some instances, the Operating Partnerships lease existing fiber optic capacity and in other instances, the Operating Partnerships request the Local Partners to construct new fiber optic capacity. Monthly lease payments in both instances are based on the amortization of the Local Partner's cost of construction and material costs over the term of the Fiber Lease Agreement. Because construction and material costs are amortized over the then current term of the Fiber Lease Agreement, it is possible for the amount of a monthly lease payment to be significantly lower during a renewal term unless the construction of additional fiber optic cable is scheduled for such renewal term. Typically, the amount of the lease payments in a renewal period equals the amount of monthly maintenance costs for the leased fiber optic cable.

  Each of the Fiber Lease Agreements is in its initial term. The initial terms vary from 5 to 25 years in length. The Fiber Lease Agreements contain various renewal options. Generally, either party can terminate the Fiber Lease Agreement at the end of the then current term if the terminating party provides prior written notice to the other party.

  Throughout the term of the Fiber Lease Agreements and thereafter, title to the fiber optic cable remains with the Local Partner. Similarly, the Operating Partnerships retain title to all of their own electronics and switches that become a part of the network. A Local Partner cannot sell the fiber subject to the Fiber Lease Agreement to a third party unless its obligations under the Fiber Lease Agreement are assumed by the third party.

 Management Agreements

  Generally, the Company or a wholly-owned subsidiary of the Company provides the Operating Partnerships with the following services pursuant to the Management Agreement for a specified fee: general management, monitoring, marketing, regulatory processing, accounting, engineering designing, planning, construction, maintenance, operations, service ordering and billing. The term of the typical Management Agreement is three or five years and automatically renews for continuous one-year periods unless one party provides the other with written notice that it intends to terminate the agreement.

 Enhanced Service Agreements

  Four of the Operating Companies have entered into partnership with !NTERPRISE (the "!NTERPRISE Partnerships") in order to provide enhanced services such as frame relay, ATM data transport, business video conferencing, private line data interconnect service and LAN connection and monitoring services. The partners in the !NTERPRISE Partnerships are required to contribute equal amounts in order to retain their 50% ownership interests. The business area serviced by the !NTERPRISE Partnerships is the same as that serviced by the applicable Operating Partnership. The partners and their respective affiliates are also prohibited from competing for as long as the partners are partners plus two years thereafter. In addition, the partners have a right of first refusal with regard to the sale of partnership interests and, under certain circumstances, may put their interest to the partnership. Generally, the !NTERPRISE Partnerships have a 20 year duration.

MAJOR IXC CERTIFICATION

  AT&T, the major IXC with which the Company has entered into the National Service Agreement, has established a certification process called Operational Readiness Testing ("ORT") in order to determine whether a supplier's network, systems and processes are capable of providing a level of service which meets such major IXC's standards. ORT is a lengthy process comprised of the following components: (i) Operational Readiness Assessment ("ORA"), (ii) Network Validation Testing ("NVT") and (iii) Switch Network Validation Testing ("SNVT"). CLECs must pass such major IXC's ORT for access services to provide access services to the major IXC and such major IXC's ORT for switched services to provide switched services to such major IXC.

  ORA is a one-time, in-depth evaluation to review all of the Operating Company's processes and to verify that procedures are in place to govern operations from initial design and construction through day-to-day operations and maintenance. ORA is meant to ensure that every aspect of the Operating Company's operations can deliver a product of high quality and reliability.

  NVT is an ongoing evaluation process that continually evaluates existing markets and potential markets. NVT reviews the networks' redundancy of power supplies; the temperature, humidity and ambient condition controls; the fire protection; the route diversity of the fiber network; the design of electronics; the security and general appearance of the Operating Company's facilities.

  SNVT is an ongoing review that evaluates the performance and quality of the Operating Company's switching capabilities.

  The Company has successfully passed the NVT in Jacksonville and Louisville. Passing these evaluations enables the Company's networks in such markets to carry traditional dedicated access and switched access transport. The Company is currently preparing for an ORA of its switch installations and a NVT of its switch operations in two of its other markets. Passing the ORA and the NVT of its switch operations in each market will enable the Company's networks in those markets to carry switched traffic for such major IXC. The Company believes that certifying the Operating Companies' switching operations will significantly enhance the market opportunity for the Operating Companies' services.

SALES AND MARKETING

  The Company targets its network sales and marketing activities at IXCs and business, government and educational end users. The Company's IXC targets include the major IXCs as well as smaller and regional IXCs. IXCs utilize the Operating Companies' services primarily as a local component of their own service offerings to end users. The Company also targets end users which include small, medium and large businesses as well as government and educational institutions. In many cases, the Company works in conjunction with IXCs when marketing to these end users in order to leverage the name recognition, marketing reputation and resources of IXCs. In order to increase the value of the Company's networks to IXCs, the Company's networks do not offer a competing long distance service offering to end users. The Company's networks offer their services in accordance with tariffs filed with the FCC for interstate services and state regulatory authorities for intrastate services. The Operating Companies are classified as non-dominant carriers by the FCC and therefore have substantial pricing flexibility and in many cases may enter into customer and product specific agreements.

 IXC Customers

  The Company has national supplier agreements with all of the major IXCs. The Company believes it can effectively provide IXCs with a full complement of traditional access services as well as switched services. Factors that increase the value of the Company's networks to IXCs include reliability, state-of-the-art technology, route diversity, ease of ordering and customer service. The Company also generally prices the services of an Operating Company at a discount relative to the incumbent LEC. In order to further complement the services provided to the IXCs, the Company integrates its networks with IXC networks to enable the IXC to (i) access service, billing and other data directly from the Company and (ii) electronically send automated service requests to the Company.

  An important component of the Company's strategy is to work with major IXCs to develop an integrated local and long distance service offering to end users. The Company believes this strategy will provide greater access to the IXCs' large customer base and enable the Operating Companies to leverage the IXCs' name recognition and reputation for reliability and quality. In pursuing this strategy, the Company has entered into the National Service Agreement with AT&T pursuant to which the Company's networks will be AT&T's preferred supplier of dedicated special access and switched access transport services in all of the Company's markets. The National Service Agreement requires the Company to provide such services to AT&T at a discount from the tariffed or published LEC rates.

  The Company currently utilizes national account representatives to market to IXC customers since the major IXCs have established national or regional groups to manage and coordinate their purchasing of access services. These groups assess CLECs not only upon price, quality, service and ease of provisioning in a particular market, but also upon size, scope of operations and financial stability in order to maximize the leverage of their CLEC relationships. The Company focuses on serving the Operating Companies' IXC customers in all of the Company's markets with a view to establishing national preferred vendor relationships. The terms and conditions applicable to services ordered by IXCs are generally specified in agreements under which some services can be terminated by the IXC on 60 days or less notice. The Company believes that the Operating Companies are well positioned to serve the IXCs and that the Operating Companies generally have good relationships with their respective IXC.

 End Users

  Each Operating Company works in conjunction with IXCs to offer an integrated package of local and long distance service offerings to end users. Initially, the Operating Company offers high quality access services to these end users in combination with an IXC's long distance offerings. Building on its success with the end users, the Operating Company attempts to increase the size and number of service offerings it provides by working with customers to analyze the customers' local telecommunications needs. In particular, the typical Operating Company offers end users a variety of services, including local dial tone, frame relay, ATM transport, business video conferencing and other services. The Company believes that, based upon the Operating Companies' reputation developed in conjunction with major IXCs, the Operating Companies will be able to systematically increase their share of the end users' telecommunications expenditures. The Company believes the networks will be able to compete for end users' needs based upon price, reliability, product diversity, service and custom solutions to end user needs. A significant component of an Operating Company's reliability will be its ability to offer customers end-to-end SONET ring construction for many localized applications. The Operating Companies' construction of SONET rings combined with the Company's large network size will enable the Operating Companies to offer superior coverage to the incumbent LEC and many CLECs especially in second and third tier markets.

  End users are currently marketed through Company direct sales representatives in each market. The national sales organization also provides support for the local sales groups and develops new product offerings and customized telecommunications applications and solutions which address the specific requirements of particular customers. In addition, the Company markets the Operating Companies' products through advertisements, media relations, direct mail and participation in trade conferences. End users typically commit to a service agreement for a term of three to five years which is either renegotiated or automatically converted to a month-to-month arrangement at the end of the contract term.

 Hyperion Enhanced Networks

  The Company develops applications in conjunction with the Operating Companies that are not specific to an IXC's traditional business or to a particular partnership metropolitan area as special bid Hyperion Enhanced Networks ("HENs"). HEN services include special construction of IXC networks, campus networks, private carriage networks and other similar network applications. HEN customers are currently marketed through Company national account representatives in conjunction with special IXC or information service provider groups that manage special network, campus, or junction applications. The terms and conditions for HENs are generally specified in agreements with three to five year terms which automatically renew to month-to-month arrangements at the end of contract terms.

NETWORK DEVELOPMENT AND DESIGN

  Prior to any network construction in a particular market, the Company's corporate development staff reviews the demographic, economic, competitive and telecommunications demand characteristics of the market. These characteristics generally include market location, the size of the telecommunications market, the number and size of business, institutional and government end users and the economic prospects for the area. In addition, the Company also carefully analyzes demand information provided by IXCs, including demand for end user special access and volume of traffic from the LEC-CO and the IXC POPs. The Company also analyzes market size utilizing a variety of data, including available estimates of the number of interstate access and intrastate private lines in the region. Such information is available from the FCC.

  If a particular market targeted for development is deemed to have sufficiently attractive demographic, economic, competitive and telecommunications demand characteristics, the Company's network planning and design personnel, working in conjunction with the Company's Local Partner, or Adelphia or one of Adelphia's affiliates, design a large regional network targeted to provide access to the identified business, government and institutional end user revenue base and to the IXC POPs and the LEC-COs in the geographic area covered by the proposed network.

  The actual network design is influenced by a number of market, cost and technical factors including:

  . Availability and ease of fiber deployment
  . Location of IXC POPs

  . Density of telecommunication revenue based upon IXC information . The Company's market information
  . Cost of construction

  The objective of the network design is to maximize revenue derived from service to IXC POPs, LEC-COs and important customers in consideration of network construction costs. In most cases, the Local Partner bears the costs of construction for the required fiber, retains ownership of the fiber and leases the fiber to the Operating Company. The fiber lease costs are determined by amortizing the Operating Company's portion of the Local Partner's cost of construction over the term of the Fiber Lease Agreement at an assumed interest rate. This structure generally allows the Operating Company to better match its capital costs to cash flows. See"--Fiber Lease Agreements."

NETWORK CONSTRUCTION

  The Company's networks are constructed to cost-effectively access areas of significant end user telecommunications traffic, as well as the POPs of most IXCs and the majority of the LEC-COs. The Company establishes with its Local Partner or Adelphia general requirements for network design including, engineering specifications, fiber type and amount, construction timelines and quality control. The Company's engineering personnel provide project management, including contract negotiation and overall supervision of the construction, testing and certification of all facilities. The construction period for a new network varies depending upon the number of route miles to be installed, the initial number of buildings targeted for connection to the network, the general deployment of the network and other factors. Networks that the Company has installed to date have generally become operational within six to ten months after the beginning of construction.

NETWORK OPERATING CONTROL CENTER

  In Coudersport, Pennsylvania, the Company has built a NOCC that is equipped with state-of-the-art system monitoring and control technology. The NOCC is a single point interface for monitoring all of the Company's networks and provisioning all services and systems necessary to operate the networks. The NOCC currently supports all of the Company's networks including the management of over 820 building connections, five switches or remote switching modules and approximately 2,210 network route miles. The NOCC is designed to accommodate the Company's anticipated growth in all existing markets as well as in all the markets the Company plans to enter.

  The NOCC is utilized for a variety of network management and control functions including monitoring, managing and diagnosing the Company's SONET networks, central office equipment, customer circuits and signals and the Company's switches and associated equipment. The NOCC is also the location where the Company provisions, coordinates, tests and accepts all orders for switched and dedicated circuit orders. In addition, the NOCC maintains the database for the Company's circuits and network availability. Network personnel at the NOCC also develop and distribute a variety of software utilized to manage and maintain the networks.

EQUIPMENT SUPPLY

  The Company and the Operating Companies purchase fiber optic transmission and other electronic equipment from Lucent Technologies, formerly AT&T Network Systems ("Lucent"), Fujitsu, Tellabs, and other suppliers at negotiated prices. The Company expects that fiber optic cable, equipment and supplies for the construction and development of its networks will continue to be readily available from Lucent, Fujitsu and other suppliers as required. The Company has negotiated multi-year contracts for equipment with Lucent, Fujitsu, and Tellabs. The Company and the Operating Companies have deployed two Lucent 5ESS Switches ("5ESSs") and three remote switching modules in five of their current markets. The Company and the Operating Companies plan to deploy eight additional 5ESSs or remote switching modules during calendar 1996 and additional 5ESSs and remote switching modules in each of the Company's future operational markets.

CONNECTIONS TO CUSTOMER LOCATIONS

  Office buildings are connected by network backbone extensions to one of a number of physical rings of fiber optic cable, which originate and terminate at the Operating Company's central office. Signals are sent simultaneously on both primary and alternate protection paths through a network backbone to the Operating Company's central office. Within each building, Operating Company-owned internal wiring connects the Operating Company's fiber optic terminal equipment to the customer premises. Customer equipment is connected to Operating Company-provided electronic equipment generally located where customer transmissions are digitized, combined and converted to an optical signal. The traffic is then transmitted through the network backbone to the Operating Company's central office where it can be reconfigured for routing to its ultimate destination on the network.

  The Operating Company locates its fiber optic equipment in space provided by the building owner or, more typically, on a customer's premises. IXCs often enter into discussions with building owners to allow the Company to serve the IXCs' customers. This network configuration enables the Company to share electronic equipment among multiple customers, causes little interruption for customers during installation and maintenance and allows the Company to introduce new services rapidly and at low incremental cost.

EMPLOYEES

  As of March 31, 1996, the Operating Companies and the Company employed a total of 87 and 68 full-time employees, respectively, in support of the Operating Companies' and the Company's operations. The Company also regularly uses the services of its Local Partners, employees and contract technicians for the installation and maintenance of its networks. None of the Operating Companies' or the Company's employees is represented by a collective bargaining agreement. The Company believes that the Operating Companies' and the Company's relations with their respective employees are good.

PROPERTIES

  The Company leases its principal executive offices in Coudersport, Pennsylvania and its offices in Pittsburgh, Pennsylvania. Additionally, the Company owns its NOCC facilities, and leases certain office space from Adelphia, in Coudersport, Pennsylvania.

  All of the fiber optic cable, fiber optic telecommunications equipment and other properties and equipment used in the networks, are owned or leased by the applicable Operating Company. See "--Company's Markets." Fiber optic cable plant used in providing service is primarily on or under public roads, highways or streets, with the remainder being on or under private property. As of March 31, 1996, the Company's total telecommunications equipment in service consists of fiber optic telecommunications equipment, fiber optic cable, furniture and fixtures, leasehold improvements and construction in progress. Such properties do not lend themselves to description by character and location of principal units.

  Substantially all of the fiber optic telecommunications equipment used in the Company's networks is housed in multiple leased facilities in various locations throughout the metropolitan areas served by the Company. The Company believes that its properties and those of its Operating Companies are adequate and suitable for their intended purpose.

LEGAL PROCEEDINGS

  The Company is not a party to any pending legal proceedings except for claims and lawsuits arising in the normal course of business. The Company does not believe that these claims or lawsuits will have a material effect on the Company's financial condition or results of operations.

                                  COMPETITION

  The Company operates in a highly competitive environment and has no significant market share in any market in which it operates. In each of the areas served by an Operating Company, services similar to those offered by the Operating Company are offered by the incumbent LEC serving that area. Incumbent LECs have long-standing relationships with their customers, have far greater technical and financial resources and provide services that an Operating Company may not currently be authorized by state regulators to offer. See "Regulation--State Regulation." Following the enactment of the Telecommunications Act, there has been significant merger activity among the RBOCs which will result in competitors with even greater financial resources and geographic scope than currently faced by the Company. In addition, in many markets, the incumbent LEC currently is excused from paying license or franchise fees or pays fees materially lower than those required to be paid by the Operating Companies.

  While new business opportunities will be made available to the Company through the Telecommunications Act and other federal and state regulatory initiatives, regulators are likely to provide the incumbent LECs with an increased degree of flexibility with regard to pricing of their services as competition increases. If the incumbent LECs elect to lower their rates and can sustain lower rates over time, this may adversely affect the revenues of the Operating Companies and the Company by placing downward pressure on the rates the Operating Companies can charge. The Company believes this effect will be offset by the increased revenues available by offering new services, but if future regulatory decisions afford the incumbent LECs excessive pricing flexibility or other regulatory relief, such decisions could have a material adverse effect on the Company.

  Competition for the Company's and the Operating Companies' services are based on price, quality, network reliability, service features and responsiveness to customer needs. The Company believes that its management expertise, coupled with its highly reliable, state-of-the-art digital networks and back-office infrastructure, which offer significant transmission capacity at competitive prices, will allow it to compete effectively with the incumbent LECs, which may not yet have fully deployed fiber optic networks in many of the Company's target markets. The Company believes that the Operating Companies price their services at a modest discount compared to the prices of incumbent LECs while providing a higher level of customer service. The Company's networks provide diverse access routing and redundant electronics, design features not widely deployed by the incumbent LEC networks at the present time. However, as incumbent LECs continue to upgrade their networks, any competitive advantage held by the Company due to the superiority of its facilities may diminish.

  Other current or potential competitors of the Company's networks include other CLECs, IXCs, wireless telecommunications providers, microwave carriers, satellite carriers, private networks built by large end users and cable television operators or utilities in markets in which the Company has not partnered with one or the other. In many markets served by the Company, one or more CLECs already are providing service. Furthermore, the three major IXCs have announced ambitious plans to enter the local exchange market. There is no assurance that these IXCs will choose to obtain local services from the Operating Companies in the Company's markets. In addition, the Telecommunications Act requires all local exchange providers, including new entrants, to offer their services for resale. See "Regulation-- Telecommunications Act of 1996." This requirement permits companies to enter the market for local telecommunications services without investing in new facilities, thereby increasing the number of likely competitors in any given market, and enables the IXCs to provide local services by reselling the service of the incumbent LEC rather than using services provided by the Company.

                                  REGULATION

OVERVIEW

  Telecommunications services provided by the Company and its networks are subject to regulation by federal, state and local government agencies. At the federal level, the FCC has jurisdiction over interstate services, which constitute a majority of the Operating Companies' current services. Interstate services, for the purpose of determining FCC jurisdiction, are communications that originate in one state and terminate in another state or foreign country. State regulatory commissions exercise jurisdiction over intrastate services. Intrastate services are communications that originate and terminate in the same state. Additionally, municipalities and other local government agencies may regulate limited aspects of the Company's business, such as use of rights-of-way.

TELECOMMUNICATIONS ACT OF 1996

  On February 8, 1996, the Telecommunications Act of 1996 was signed into law and is considered to be the most comprehensive reform of the nation's telecommunications laws since the Communications Act of 1934. The Telecommunications Act will result in substantial changes in the marketplace for voice, data and video services. These changes will open the local exchange market to competition and will result in a substantial increase in the addressable market for the Company's networks. Among its more significant provisions, the Telecommunications Act (i) removes legal barriers to entry in local telephone markets, (ii) requires incumbent LECs to "interconnect" with competitors, (iii) establishes procedures for incumbent LEC entry into new markets, such as long distance and cable television, (iv) relaxes regulation of telecommunications services provided by incumbent LECs and all other telecommunications service providers, and (v) directs the FCC to establish a subsidy mechanism for the preservation of universal service.

 Removal of Entry Barriers

  Prior to enactment of the Telecommunications Act, many states limited the services that could be offered by a company competing with the incumbent LEC. See "--State Regulation." In these states, the incumbent LEC retained a monopoly over basic local exchange services pursuant to state statute or regulatory policy. In states with these legal barriers to entry, the Company had been limited to the provision of dedicated telecommunications services, which constitutes only a small portion of the local telephone market.

  The Telecommunications Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing interstate or intrastate telecommunications services. States retain jurisdiction under the Telecommunications Act to adopt laws necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers.

  This provision of the Telecommunications Act should enable the Operating Companies to provide a full range of local telecommunications services in any state. The Operating Companies will continue their policy of not providing long distance services that compete with the major IXCs in order to enable the Company to work with IXCs to provide an integrated local and long distance service offering to end users. Although the Operating Companies will be required to obtain certification from the state regulatory commission in almost all cases, the Telecommunications Act limits substantially the ability of a state commission to deny a request for certification filed by an Operating Company. While this provision of the Telecommunications Act expands significantly the markets available to the Operating Companies, it also reduces the barriers to entry by other potential competitors and therefore increases the level of competition the Operating Companies will face in all their markets. See "Competition."

 Access and Interconnection with LEC Facilities

  A company cannot compete effectively with the incumbent LEC in the market for switched local telephone services unless it is able to connect its facilities with the incumbent LEC and obtain access to certain essential services and resources under reasonable rates, terms and conditions. Incumbent LECs historically have been reluctant to provide these services voluntarily and generally have done so only when ordered to by state regulatory commissions.

  The Telecommunications Act imposes a number of access and interconnection requirements on all local exchange providers, including CLECs, with additional requirements imposed on incumbent LECs. These requirements will provide access to certain networks under reasonable rates, terms and conditions. Specifically, the Telecommunications Act requires the FCC to adopt rules within six months under which LECs must provide the following:

  Telephone Number Portability. Telephone number portability enables a customer to keep the same telephone number when the customer switches local exchange carriers. New entrants are at a competitive disadvantage without telephone number portability because of inconvenience and costs to customers that must change numbers.

  Dialing Parity. All LECs must provide dialing parity, which means that a customer calling to or from a CLEC network cannot be required to dial more digits than is required for a comparable call originating and terminating on the LEC's network.

  Reciprocal Compensation. The duty to provide reciprocal compensation means that LECs must terminate calls that originate on competing networks in exchange for a given level of compensation and that they are entitled to termination of calls that originate on their network for which they must pay a given level of compensation.

  Resale. A LEC may not prohibit or place unreasonable restrictions on the resale of its services. In addition, incumbent LECs must offer services to resellers at a wholesale rate that is less than the retail rate charged to end users.

  Access to Rights-of-Way. A LEC must provide access to its poles, ducts, conduits and rights-of-way on a reasonable, nondiscriminatory basis.

  Unbundling of Network Services. Incumbent LECs must offer unbundled access to the various elements of their network. This requirement allows new entrants to purchase elements of an incumbent LEC's network that may be necessary to provide service to customers not located in the new entrants' networks.

  On July 2, 1996 the FCC released its First Report and Order and Further Notice of Proposed Rulemaking promulgating rules and regulations to implement Congress' statutory directive concerning number portability (the "Number Portability Order"). The FCC ordered all LECs to begin phased development of a long-term service provider portability method in the 100 largest Metropolitan Statistical Areas ("MSAs") no later than October 1, 1997, and to complete deployment in those MSAs by December 31, 1998. Number portability must be provided in those areas by all LECs to all requesting telecommunications carriers. After December 31, 1998, each LEC must make number portability available within six months after receiving a specific request by another telecommunications carrier in areas outside the 100 largest area MSAs in which the requesting carrier is operating or plans to operate. Until long-term service portability is available, all LECs must provide currently available number portability measures as soon as reasonably possible after a specific request from another carrier. As new carriers are at a competitive disadvantage without telephone number portability, the Number Portability Order should enhance the Company's ability to offer service in competition with the incumbent LECs, but it is uncertain how effective these regulations will be in promoting number portability. The Number Portability Order does not address how the costs of implementing long-term service portability will be recovered. This issue is subject to an additional comment period and is not expected to be decided until 1997.

  On August 1, 1996 the FCC adopted its First Report and Order promulgating rules and regulations to implement Congress' statutory directive concerning the interconnection of CLEC and incumbent LEC networks and incumbent LEC pricing of unbundled elements (the "Local Competition Order"). Based on the FCC's press release of August 1, 1996, the Local Competition Order adopts a national framework for interconnection but leaves to the individual states the task of implementing the FCC's rules. The states are directed to base rates for interconnection and unbundled elements on Total Element Long-Run Incremental Cost ("TELRIC") studies that should prevent the incumbent LECs from charging rates for interconnection and unbundled elements that are not cost-based. Because implementation of the Local Competition Order will be at the state level, it is uncertain how these new requirements will affect the Company. To the extent that the Local Competition Order reduces the ability of incumbent LECs to impose non-cost-based access charges on IXCs, the Company's competitive advantage in providing customers with access services will decrease. However, to the extent that CLECs are able to interconnect with incumbent LEC networks on favorable terms, the Company's ability to provide competitive local exchange services will increase.

  Although the Number Portability Order, the Local Competition Order and the underlying statutory requirements are intended to benefit new entrants in the local exchange market, such as the Operating Companies, it is uncertain how effective these requirements will be until the FCC completes all of its rulemaking proceedings under the Telecommunications Act and state regulators begin to implement the FCC's requirements. In particular, if CLECs are unable to obtain favorable agreements with the incumbent LEC regarding call termination and resale of incumbent LEC facilities and services through negotiation with the incumbent LEC or arbitration at state public utility commissions, there is a diminished likelihood that an Operating Company will be successful in its local exchange market.

  Moreover, these requirements place burdens on an Operating Company when it provides switched local exchange services that will benefit potential competitors. In particular, the obligation to offer services for resale means that a company can resell the Operating Company's services without investing in facilities. Similarly, the obligation to provide access to rights-of-way is of limited benefit to the Operating Companies, which already have such access through their Local Partners, but benefits other potential competitors to a far greater degree.

 LEC Entry into New Markets

  The Company's principal competitor in each market it enters is the incumbent LEC. See "Competition." Prior to enactment of the Telecommunications Act, incumbent LECs generally were prohibited from providing cable television service pursuant to the "telco/cable cross-ownership prohibition" contained in the Communications Act of 1934. In addition, the RBOCs generally were prohibited by the MFJ (as defined) from providing interLATA (i.e., long distance) services within the region in which they provide local exchange service.

  The Telecommunications Act repeals the telco/cable cross-ownership prohibition and permits incumbent LECs to provide cable television service. With this prohibition removed, incumbent LECs are more likely to invest in fiber optic networks because those facilities will be able to generate a revenue stream previously unavailable to the incumbent LECs. While incumbent LEC entry into the video market may be the motivating factor for construction of new facilities, these facilities also can be used by an incumbent LEC to provide services that compete with the Company's networks.

  The Telecommunications Act also eliminates the prospective effect of the MFJ and establishes procedures under which an RBOC can enter the market for interLATA services within its telephone service area. Before an RBOC can enter the interLATA market, it must enter into a state-approved interconnection agreement with a company that provides local exchange service to business and residential customers predominantly over its own facilities. Alternatively, if no such competitor requests interconnection, the RBOC can request authority to provide interLATA services if it offers interconnection under state-approved terms and conditions. The interconnection offered or provided by the RBOC must comply with a "competitive checklist" that is comparable to the interconnection requirements discussed above. See "--Telecommunications Act of 1996--Access and Interconnection with LEC Facilities."

  The ability of the RBOCs to provide interLATA services enables them to provide customers with a full range of local and long distance telecommunications services. The provision of interLATA services by RBOCs is expected to reduce the market share of the major long distance carriers, who are the Company's networks' primary customers. Consequently, the entry of the RBOCs into the long distance market may have adverse consequences on the ability to generate revenues from the IXCs.

 Relaxation of Regulation

  A long-term goal of the Telecommunications Act is to increase competition for telecommunications services, thereby reducing the need for regulation of these services. To this end, the Telecommunications Act requires the FCC to streamline its regulation of incumbent LECs and permits the FCC to forbear from regulating particular classes of telecommunications services or providers. Since the Company is lightly regulated by the FCC, the potential for regulatory forbearance likely will be more beneficial to the incumbent LECs than the Company in the long run.

  Pursuant to the forbearance provisions of the Telecommunications Act, the Company has filed a petition requesting that the FCC reinstate its forbearance policy with regard to tariff filing requirements for competitive providers of interstate access services, such as the Company. See "--Federal Regulation." This would relieve the Company of its biggest existing federal regulatory burden. The FCC has not set a timetable for action on the Company's petition.

  The Telecommunications Act eliminates the requirement that LECs obtain FCC authorization before constructing new facilities for interstate services. The Telecommunications Act also limits the FCC's ability to review LEC tariff filings. These changes will increase the speed with which incumbent LECs are able to introduce new service offerings and new pricing of existing services, thereby increasing the incumbent LECs' ability to compete with the Company.

 Preservation of Universal Service

  One of the primary goals of the original Communications Act of 1934 was to extend telephone service to all the citizens of the United States. This goal has been achieved largely by keeping the rates for basic local exchange service at a reasonable level. It was traditionally thought that incumbent LECs were able to keep basic residential rates reasonable by subsidizing them with revenues from business and IXC customers, and by subsidizing rural service at the expense of urban customers. The existence and level of these subsidies has been widely disputed in recent years because they are so difficult to quantify.

  The Telecommunications Act continues the goal of advancing and preserving universal service by requiring the FCC to establish an explicit mechanism for subsidizing service to those who might otherwise drop off the public switched network. Although the details will be determined by the FCC, all carriers will be required to contribute and carriers that serve eligible customers will be able to receive subsidies. In addition, subsidies likely will be available for companies that provide service to schools, libraries and hospitals.

  Depending on how the FCC implements its statutory mandate, this subsidy mechanism may provide an additional source of revenue to those LECs willing and able to provide service to markets that are less desirable, either because of the high cost of providing service or the limited revenues that might be available. This could be advantageous to the Company or it could be beneficial to the Company's competitors, depending on the geographic areas and type of customers for which subsidies are available. For example, if distributions are limited to companies that provide service to residential customers, the Company may contribute more than it receives from the universal service fund due to its focus on business customers.

FEDERAL REGULATION

  Through a series of regulatory proceedings, the FCC has established different levels of regulation for "dominant carriers" and "non-dominant carriers." Only incumbent LECs are classified as dominant; all other providers of domestic interstate services, including the Operating Companies, are classified as non-dominant carriers. As a non-dominant carrier the Operating Companies are subject to relatively limited regulation by the FCC. The Operating Companies must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory, subject to the complaint provisions of the Communications Act of 1934, as amended.

  Presently, the Company is required to file tariffs listing the terms, conditions and rates for its services. The FCC's policy of forbearing from requiring non-dominant carriers to file tariffs was rejected by the U.S. Supreme Court and its policy of permitting carriers to file tariffs listing a range of rates for each service was rejected by the U.S. Court of Appeals for District of Columbia Circuit. Under the Telecommunications Act, the FCC has authority to reinstate its forbearance policy for non-dominant carriers. The Company has filed a petition requesting the FCC to take this action with regard to competitive providers of interstate access services, but there can be no assurance that it will do so.

  The FCC has adopted rules requiring incumbent LECs to provide "virtual collocation" to CAPs for the purpose of interconnecting their competing networks. These rules enable the Operating Companies to carry a portion of a customer's interstate traffic to an IXC even if the customer is not located on the Company's network. The Company has requested collocation in some, but not all, of its markets. The incumbent LECs have proposed interconnection rates that are being investigated by the FCC to determine whether they are excessive. If the FCC orders the incumbent LECs to reduce these rates, collocation will be a more attractive option for CLECs. Based on the press release issued by the FCC on the Local Competition Order, incumbent LECs will be required to provide both virtual collocation and actual collocation at their switching offices.

  Under the Telecommunications Act, an Operating Company may become subject to additional federal regulatory obligations when it provides local exchange service in a market. All LECs, including CLECs, must make their services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. In addition, the Telecommunications Act requires all telecommunications carriers to contribute to the universal service mechanism established by the FCC and to ensure that their services are accessible to and usable by persons with disabilities.

  Because the FCC has yet to adopt all of the rules necessary to implement the Telecommunications Act, it is uncertain how burdensome these requirements will be for the Company and the Operating Companies. The obligation to provide services for resale by others potentially limits any competitive advantage held by the Company by virtue of its state-of-the-art facilities because other carriers, including the incumbent LEC and the IXCs, can simply resell the Operating Companies' services. Similarly, the obligation to provide access to rights-of-way benefits certain competitors more than the Company, which already has such access through its Local Partners. Most of the other obligations impose costs on the Operating Companies that also will be borne by competing carriers so the competitive implication of these requirements should not be significant if they are implemented fairly by the FCC.

  As part of its decision requiring incumbent LECs to provide virtual collocation, the FCC also granted incumbent LECs flexibility to reduce their rates for interstate access services in markets where a CAP is collocated. This flexibility includes the ability to offer volume and term discounts and to deaverage access rates in different "zones" in a state based on the level of traffic. In addition, the FCC has granted two incumbent LECs further flexibility in their most competitive markets and the FCC could grant in the future similar waivers in markets served by the Operating Companies. The FCC also is considering granting incumbent LECs additional pricing flexibility in its pending proceeding regarding incumbent LEC price caps. With the passage of the Telecommunications Act and the anticipated increase in the level of competition faced by incumbent LECs, the FCC could grant incumbent LECs substantial pricing flexibility with regard to interstate access services. It is also anticipated that the prices incumbent LECs charge for access services will be substantially reduced as a result of the FCC's reform of the current access charge regime and the adoption of universal service rules. A Federal-State Joint Board mandated by the Telecommunications Act is required to make recommendations regarding universal service by November 8, 1996, and new universal service rules must be in place by May 8, 1997. The FCC has stated that it intends to tie access charge reform to universal service reform, with a notice of proposed rulemaking to be issued in November and an order in the first half of 1997. To the extent these regulatory initiatives enable or require incumbent LECs to offer selectively reduced rates for access services, the rates the Operating Companies may charge for access services will be constrained. The Operating Companies' rates also will be constrained by the fact that competitors other than the incumbent LECs are subject to the same streamlined regulatory regime as the Operating Companies and can price their services to meet competition.

STATE REGULATION

  Most state public utility commissions require companies that wish to provide intrastate common carrier services to be certified to provide such services. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services in a manner consistent with the public interest.

  Operating Companies have been certificated to provide telecommunications services in Florida, Kansas, Kentucky, New York, Pennsylvania, Tennessee, Vermont and Virginia. The New Jersey Operating Company currently has an application for initial operating authority pending before the New Jersey Board of Public Utilities. The certificates in New York, Florida and Tennessee permit the Operating Companies to provide a full range of local telecommunications services, including basic local exchange service. In light of the Telecommunications Act, the Operating Companies will request removal of any restrictions that now exist on its certificates in the remaining states and anticipate that requests will be granted. See "--Telecommunications Act of 1996--Removal of Entry Barriers." In addition, the Telecommunications Act will enable the Company to enter new states providing a full range of local services upon certification. In certain states, each of the Company, its subsidiaries and the Operating Companies may be subject to additional state regulatory requirements, including tariff filing requirements, in order to begin offering the telecommunications services for which such entities have been certificated. Many states also may have additional regulatory requirements such as reporting and customer service requirements and universal service contributions.

  In addition to obtaining certification, an Operating Company must negotiate terms of interconnection with the incumbent LEC before it can begin providing switched services. Most states in which the Company operates have not adopted rules governing the interconnection of competing networks. Under the Telecommunications Act, the FCC has adopted interconnection requirements. See "--Telecommunications Act of 1996--Access and Interconnection with LEC Facilities." These rules establish guidelines for the states to follow when reviewing interconnection agreements and should greatly facilitate the negotiation of interconnection agreements, although it is anticipated that some incumbent LECs may remain reluctant to comply with interconnection requests, thereby delaying an Operating Company's ability to provide switched services. State regulators are responsible for resolving any disputes that cannot be resolved through negotiation between carriers.

  The Operating Companies are not presently subject to price regulation or rate of return regulation in any state, although there can be no assurance this will not change when the Operating Companies begin providing switched services in some states. In most states, an Operating Company is required to file tariffs setting forth the terms, conditions and prices for intrastate services. In some states, an Operating Company's tariff lists a rate range or set prices on an individual case basis.

  Several states have allowed incumbent LECs rate and tariff flexibility, particularly for services deemed subject to competition. This pricing flexibility increases the ability of the incumbent LEC to compete with an Operating Company and constrains the rates an Operating Company may charge for its services. In light of the additional competition that is expected to result from the Telecommunications Act, states may grant incumbent LECs additional pricing flexibility. At the same time, some incumbent LECs may request increases in local exchange rates to offset revenue losses due to competition.

LOCAL GOVERNMENT AUTHORIZATIONS

  An Operating Company may be required to obtain from municipal authorities street opening and construction permits to install and expand its fiber optic networks in certain cities. In some cities, the Local Partners or subcontractors may already possess the requisite authorizations to construct or expand the Company's networks. An Operating Company or its Local Partners also must obtain a license to attach facilities to utility poles in order to build and expand facilities. Because utilities that are owned by a cooperative or municipality are not subject to federal pole attachment regulation, there are no assurances that an Operating Company or its Local Partners will be able to obtain pole attachments from these utilities at reasonable rates, terms and conditions.

  In some of the areas where the Operating Companies provide service, their Local Partners pay license or franchise fees based on a percent of gross revenue. In addition, in areas where the Company does not use facilities constructed by a Local Partner, the Operating Company may be required to pay such fees. There are no assurances that certain municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. In many markets, other companies providing local telecommunications services, particularly the incumbent LECs, currently are excused from paying license or franchise fees or pay fees that are materially lower than those required to be paid by the Operating Company or Local Partner. The Telecommunications Act requires municipalities to charge nondiscriminatory fees to all telecommunications providers, but it is uncertain how quickly this requirement will be implemented by particular municipalities in which the Company operates or plans to operate or whether it will be implemented without a legal challenge initiated by the Company or another CLEC.

  If any of the existing Local Partner Agreements or Fiber Lease Agreements held by a Local Partner or an Operating Company for a particular market were terminated prior to its expiration date and the Local Partner or Operating Company were forced to remove its fiber optic cables from the streets or abandon its network in place, even with compensation, such termination could have a material adverse effect on the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are:

 NAME                          AGE POSITION
 ----                          --- --------
 John J. Rigas...............   71 Chairman and Director
 James P. Rigas..............   38 Vice Chairman, Executive Vice President and
                                   Director
 Michael J. Rigas............   42 Vice Chairman, Executive Vice President and
                                   Director
 Timothy J. Rigas............   40 Vice Chairman, Executive Vice President,
                                    Treasurer
                                    and Director
 Daniel R. Milliard..........   49 President, Secretary and Director
 Charles R. Drenning.........   51 Vice President and Director
 Paul D. Fajerski............   47 Vice President and Director
 Randolph S. Fowler..........   44 Vice President and Director

  John J. Rigas is the Chairman of the Board of the Company. He also is the founder, Chairman, Chief Executive Officer and President of Adelphia. Mr. Rigas has owned and operated cable television systems since 1952. Among his business and community service activities, Mr. Rigas is Chairman of the Board of Directors of Citizens Bank Corp., Inc., Coudersport, Pennsylvania and a member of the Board of Directors of the Charles Cole Memorial Hospital. He is a director of the National Cable Television Association and a member of its Pioneer Association and a past President of the Pennsylvania Cable Television Association. He is also a member of the Board of Directors of C-SPAN and the Cable Advertising Bureau, and is a Trustee of St. Bonaventure University. He graduated from Rensselaer Polytechnic Institute with a B.S. in Management Engineering in 1950.

  John J. Rigas is the father of Michael J. Rigas, Timothy J. Rigas and James
P. Rigas, each of whom currently serves as a director and executive officer of the Company.

  James P. Rigas is Vice Chairman and Executive Vice President of the Company, Executive Vice President, Strategic Planning of Adelphia and a Vice President of Adelphia's other subsidiaries. He has been with Adelphia since 1986. Mr. Rigas graduated from Harvard University (magna cum laude) in 1980 and received a Juris Doctor degree and an M.A. degree in Economics from Stanford University in 1984. From June 1984 to February 1986, he was a consultant with Bain & Co., a management consulting firm.

  Michael J. Rigas is Vice Chairman and Executive Vice President of the Company, Executive Vice President, Operations of Adelphia and a Vice President of Adelphia's other subsidiaries. He has been with Adelphia since 1981. From 1979 to 1981, he worked for Webster, Chamberlain & Bean, a Washington, D.C. law firm. Mr. Rigas graduated from Harvard University (magna cum laude) in 1976 and received his Juris Doctor degree from Harvard Law School in 1979.

  Timothy J. Rigas is Vice Chairman and Executive Vice President and Treasurer of the Company, Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer of Adelphia, and a Vice President of Adelphia's other subsidiaries. He has been with Adelphia since 1979. Mr. Rigas graduated from the University of Pennsylvania, Wharton School, with a B.S. degree in Economics (cum laude) in 1978.

  Daniel R. Milliard is President and Secretary of Hyperion, and Senior Vice President and Secretary of Adelphia and its subsidiaries. Mr. Milliard currently spends approximately 95% of his time on concerns of the Company. He has been with Adelphia since 1982. He served as outside general counsel to Adelphia's predecessors from 1979 to 1982. Mr. Milliard graduated from American University in 1970 with a B.S. degree in Business Administration. He received an M.A. degree in Business from Central Missouri State University in 1971, where he was an Instructor in the Department of Finance, School of Business and Economics, from 1971-73, and received his Juris Doctor degree from the University of Tulsa School of Law in 1976. He is a member of the Board of Directors of Citizens Bank Corp., Inc. in Coudersport, Pennsylvania and is President of the Board of Directors of the Charles Cole Memorial Hospital.

  Charles R. Drenning is Vice President, Engineering operations. Prior to joining Hyperion in this capacity in October 1991, Mr. Drenning was a District Sales manager for Penn Access Corporation. In addition, he has over 22 years experience with AT&T and the Bell System, where he served in a number of executive level positions in sales and marketing, accounting, data processing, research and development, and strategic planning. Mr. Drenning began his career with AT&T as a member of the technical staff of Bell Laboratories in Columbus, Ohio. His seven years of research work at the laboratories included both hardware and software development for central office switching equipment. Mr. Drenning holds a B.S. in Electrical Engineering and an M.S. in Computer Information Science from Ohio State University. He is a member of the Pennsylvania Technical Institute and IEEE.

  Paul D. Fajerski is Vice President, Marketing and Sales. Prior to joining Hyperion in this capacity in October 1991, Mr. Fajerski was a District Sales Manager for Penn Access Corporation, a competitive access provider in Pittsburgh, Pennsylvania. In addition, he has over 13 years experience with AT&T and the Bell System where he served in a number of executive level positions in sales and marketing. Mr. Fajerski holds a B.S. in Business Administration from the College of Steubenville.

  Randolph S. Fowler is Vice President, Business Development and Regulatory Affairs. Prior to joining Hyperion in this capacity in October 1991, Mr. Fowler was Vice President of Marketing for Penn Access Corporation, a competitive access provider in Pittsburgh, Pennsylvania. He previously served for four years as Director of Technology Transfer and Commercial Use of Space in two NASA-sponsored technology transfer programs. In addition, he has over 17 years experience with AT&T and the Bell System, where he served in a number of executive level positions in sales and marketing, operations, human resources, business controls, and strategy development. Mr. Fowler holds a B.S. in Business Administration from the University of Pittsburgh. He has developed and taught courses in Marketing, Network Management, and Regulation for the University of Pittsburgh's Graduate Program in Telecommunications. Mr. Fowler is a contributing author for the Encyclopedia of Telecommunications.

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding compensation paid by the Company for services rendered during the Company's last three fiscal years ending March 31, 1996 to the Company's President and the other most highly compensated executive officers whose total annual salary and bonus exceeds $100,000.

NAME AND PRINCIPAL POSITION(A)  FISCAL YEAR  SALARY      BONUS  ALL OTHER COMPENSATION
- ------------------------------  ----------- --------    ------- ----------------------
Daniel R. Milliard......           1996     $207,474    $    --         $5,250(c)
 President and Secretary           1995      187,412(b)      --          5,350(c)
                                   1994      183,484(b)      --          5,250(c)
Charles R. Drenning.....           1996     $139,982    $25,000         $   --
 Vice President                    1995      128,254     17,345             --
                                   1994      105,379     21,250             --
Paul D. Fajerski........           1996     $139,982    $25,000         $   --
 Vice President                    1995      128,254     17,345             --
                                   1994      105,379     21,250             --
Randolph S. Fowler......           1996     $139,982    $25,000         $   --
 Vice President                    1995      128,254     17,345             --
                                   1994      105,379     21,250             --

- --------
(a) James P. Rigas, Michael J. Rigas and Timothy J. Rigas are not employed by the Company, and the Company does not reimburse Adelphia for any services they provide to the Company.

(b) Daniel R. Milliard is not employed by the Company, but is compensated by Adelphia for his services to the Company pursuant to an employment agreement with Adelphia. The Company, however, reimburses Adelphia for Mr. Milliard's base salary, insurance premium payments and other benefits paid by Adelphia.

(c) Fiscal 1996, 1995 and 1994 amounts include (i) life insurance premiums paid during each respective fiscal year pursuant to the employment agreement of Daniel R. Milliard with Adelphia, in the premium payment amounts of $4,500 during Fiscal 1996, $4,600 during Fiscal 1995, and $4,500, during Fiscal 1994, on policies owned by Mr. Milliard and (ii) $750 in matching contributions for Mr. Milliard under Adelphia's 401(k) savings plan for each of Fiscal 1996, 1995 and 1994.

DIRECTOR COMPENSATION

  The directors do not receive any compensation for services rendered to the Company in their capacities as directors.

EMPLOYMENT CONTRACTS

  Each of Messrs. Drenning, Fajerski and Fowler (the "Management Shareholders") have employment agreements with the Company which expire on October 20, 1998. The employment agreements provide for base salary, bonuses and benefits, and contain noncompetition and nondisclosure provisions. The employment agreements also provide for base pay and bonuses to be paid to each Management Shareholder that are comparable to industry average base pay and bonuses paid by comparable companies for comparable positions. Mr. Milliard is also a senior vice president and secretary of Adelphia and has an employment agreement with Adelphia which provides for base salary and insurance premium payments and benefits. The Company reimburses Adelphia for Mr. Milliard's base salary, insurance premium payments and benefits paid by Adelphia.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

  The Company was founded in October 1991. From the Company's inception through March 31, 1996, Adelphia, which owns 89% of the Company's outstanding common stock, provided all the equity capital to the Company and also made loans and advances totaling approximately $50.9 million. The Company repaid $25 million of such indebtedness to Adelphia from the proceeds of the Offering on April 15, 1996, on which date the remaining $26.1 million, including accrued interest and fees of approximately $1.2 million for the period January 1, 1996 through April 15, 1996, was evidenced by an unsecured subordinated note due April 16, 2003 that accrues interest at an annual rate of 16.5% and is subordinated to the Senior Notes upon Senior Note defaults. Interest on the subordinated note is payable quarterly in cash, through the issuance of identical subordinated notes or in any combination thereof, at the option of the Company. Interest (excluding fees relating to amounts borrowed) accrued on the indebtedness to Adelphia at an annual rate of 11.3% prior to April 15, 1996.

  Messrs. Drenning, Fajerski and Fowler together hold 11% of the Company's outstanding common stock, and are parties to a shareholder agreement, as amended ("Shareholder Agreement") with Adelphia. The Shareholder Agreement provides, among other things, (i) that upon the earlier of (a) the termination of employment of any Management Shareholder or (b) after October 7, 1998, such Management Shareholder may put his shares to Adelphia for fair market value, unless such put rights are terminated as a result of the registration of the Company's Common Stock under the Securities Act; (ii) for Adelphia to vote its shares in the Company to elect each Management Shareholder to the Board of Directors of the Company; and (iii) for certain buy/sell and termination rights and duties among Adelphia and the Management Shareholders.

  The Company has also entered into Term Loan and Stock Pledge Agreements ("Loan Agreements") with each of the Management Shareholders. Pursuant to the Loan Agreements, each Management Shareholder has borrowed $1 million from the Company. Each of these loans accrues interest at the average rate at which the Company can invest cash on a short-term basis, is secured by a pledge of the borrower's common stock in the Company, and matures upon the earlier of (i) October 8, 1998 or (ii) the date when the Company's common stock is registered under the 1933 Act and the Management Shareholders have the right to sell their shares pursuant to the registration rights agreement discussed below. Each Loan Agreement also provides that any interest accruing on a loan from the date six months after the date of such loan shall be offset by a bonus payment which shall be paid when principal and interest thereon are due and which shall include additional amounts to pay income taxes applicable to such bonus payment. The Company has also agreed to provide the Management Shareholders with one collective demand registration right and certain piggyback registration rights in an initial public offering of the Company's common stock.

  During Fiscal 1994, 1995 and 1996, the Company incurred charges from Adelphia of $214,000, $209,000 and $250,000, respectively, for the provision to the Company of shared corporate overhead services in areas such as personnel, payroll, management information services, shared use of office and network facilities and support equipment. The Company expects that charges for the provision of similar services by Adelphia to the Company, or by the Company to Adelphia, will continue to be incurred or charged by the Company in the future. The transactions related to the provision of these services have been based on allocation of Adelphia's costs incurred for these services, and do not necessarily represent the cost to the Company had these services been provided on an arm's length basis. During Fiscal 1995 and 1996, the Company paid Adelphia or certain of Adelphia's affiliates fiber lease payments of $303,000 and $1,022,000, respectively.

                          OWNERSHIP OF CAPITAL STOCK

  The Company previously had authorized capital consisting of 1,000 shares of Common Stock, par value of $1.00 per share. Prior to the closing of the Offering of the Units, the Company recapitalized (the "Recapitalization") by
(i) amending its authorized capital to consist of 30,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock") 5,000,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), and (ii) declaring a stock split resulting in 10,000,000 shares of Common Stock being outstanding. As of the date hereof, Adelphia owns 8,900,020 shares of Common Stock and Messrs. Drenning, Fajerski and Fowler each own 366,660 shares of Common Stock. In connection with the closing of the Offering of the Units, the Company issued Warrants which will be exercisable to purchase 613,427 shares of Common Stock at an exercise price of $0.01 per share. In addition, Adelphia and Messrs. Drenning, Fajerski and Fowler are parties to a shareholders agreement. See "Certain Relationships and Transactions."

  The following table provides information, as of July 1, 1996, with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be a beneficial owner of more than 5% of any class of the Company's voting securities, (ii) the directors and executive officers and
(iii) all directors and executive officers as a group.

                                                       SHARES OF   PERCENTAGE OF
                                                      COMMON STOCK COMMON STOCK
                                                      ------------ -------------
Adelphia Communications Corporation (1)..............  8,900,020       89.0%
Charles R. Drenning (2)..............................    366,660       3.67%
Paul D. Fajerski (2).................................    366,660       3.67%
Randolph S. Fowler (2)...............................    366,660       3.67%
All executive officers and directors as a group
 (eight persons).....................................  1,099,980       11.0%

- --------
(1) The business address of Adelphia Communications Corporation is the same as the Company. In their capacity as executive officers of Adelphia, the following persons share or may be deemed to share voting and dispositive power over the shares of Common Stock, subject to the discretion of the Board of Directors of Adelphia: John J. Rigas, Michael J. Rigas, Timothy
    J. Rigas, James P. Rigas and Daniel R. Milliard.

(2) The business address of each such holder is 2570 Boyce Plaza, Pittsburgh, Pennsylvania 15241.

                        DESCRIPTION OF THE SENIOR NOTES

GENERAL

  The New Notes, like the Old Notes, will be issued pursuant to the Indenture, dated April 15, 1996 (the "Indenture"), between the Company and Bank of Montreal Trust Company, as trustee (the "Trustee"). The terms of the Senior Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The terms of the New Notes are substantially identical to the Old Notes in all material respects (including interest rate and maturity), except that (i) the New Notes will not be subject to the restrictions on transfer (other than with respect to holders that are broker-dealers, persons who participated in the distribution of the Old Notes or affiliates) and (ii) the Registration Rights Agreement covenants regarding registration and the related Liquidated Damages (other than those that have accrued and were not paid) with respect to Registration Defaults will have been deemed satisfied. The Senior Notes are subject to all such terms, and holders of Senior Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture and Registration Rights Agreement is available as set forth under "Available Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." As used in this section, the term "Company" refers only to Hyperion Telecommunications, Inc. and not to its subsidiaries.

  As of the date of this Prospectus, $329,000,000 principal amount of the Old Notes was outstanding.

RANKING

  The Senior Notes rank senior in right of payment to all subordinated Indebtedness of the Company. The Senior Notes rank pari passu in right of payment with all senior borrowings.

  The Company is the sole obligor with respect to the Senior Notes, however the operations of the Company are conducted through its Subsidiaries and Joint Ventures and, therefore, the Company is dependent upon the operations and cash flow of its Subsidiaries and Joint Ventures to meet its obligations, including its obligations under the Senior Notes. The Senior Notes are effectively subordinated to all indebtedness and other liabilities and commitments (including, without limitation, trade payables and lease obligations) of the Company's

Subsidiaries and Joint Ventures. Any right of the Company to receive assets of any of its Subsidiaries and Joint Ventures upon such Subsidiary's or Joint Venture's liquidation or reorganization (and the consequent right of the holders of the Senior Notes to participate in those assets) is effectively subordinated to the claims of that Subsidiary's or Joint Venture's creditors except to the extent that the Company is itself recognized as a creditor of such Subsidiary or Joint Venture, in which case the claims of the Company are still subordinate to the claims of such creditors who hold any security in the assets of such Subsidiary or Joint Venture and to the claims of such creditors who hold indebtedness of such Subsidiary or Joint Venture senior to that held by the Company. As of March 31, 1996, the aggregate principal amount of such senior Indebtedness incurred by the Company's Subsidiaries and Joint Ventures (excluding trade payables and other accrued liabilities) was approximately $25.9 million, substantially all of which were Capital Lease Obligations. See "Risk Factors--Holding Company Structure; Inability to Access Cash Flow."

PRINCIPAL, MATURITY AND INTEREST

  The Senior Notes are senior unsecured obligations of the Company, limited in aggregate principal amount to $329.0 million at maturity and will mature on April 15, 2003. The Senior Notes were offered at a substantial discount from their principal amount at maturity, along with the Warrants, to generate gross proceeds of approximately $175.3 million. See "Certain Federal Income Tax Considerations--The Senior Notes-- Original Issue Discount." Until April 15, 2001, no interest will accrue on the Senior Notes, but the Accreted Value will accrete (representing the amortization of original issue discount) between the date of original issuance and April 15, 2001, on a semi-annual bond equivalent basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount of the Senior Notes on April 15, 2001. Beginning on April 15, 2001, interest on the Senior Notes will accrue at a rate of 13% per annum and will be payable semi-annually in cash on April 15 and October 15, commencing on October 15, 2001, to holders of record on the immediately preceding April 1 and October 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Principal, premium, if any, and interest on the Senior Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Senior Notes at their respective addresses set forth in the register of holders of Senior Notes; provided that all payments with respect to Senior Notes the holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of same day funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Senior Notes are issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

  The Senior Notes are not be redeemable at the Company's option prior to April 15, 2001. Thereafter, the Senior Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2001...........................................................   106.5%
      2002 and thereafter............................................   100.0%

  Notwithstanding the foregoing, the Company, on or prior to April 15, 1999, may redeem up to a maximum of 25% of the aggregate principal amount of the Senior Notes then outstanding at a redemption price of 113.0% of the Accreted Value thereof, with the net proceeds from either (i) an Initial Public Offering of the common stock of the Company or (ii) a sale of the Capital Stock (other than Disqualified Stock) of the Company to a Strategic Investor in a single transaction or a series of related transactions for at least $25.0 million; provided that, in either case, at least 75% in aggregate principal amount of the Senior Notes remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 90 days of the date of the closing of such Initial Public Offering or such sale to a Strategic Investor, as the case may be.

MANDATORY REDEMPTION

  Except as set forth below under "--Offer to Purchase upon Change of Control" and "--Certain Covenants--Asset Sales," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

OFFER TO PURCHASE UPON CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, the Company will be required to make an offer (the "Change of Control Offer") to each holder of Senior Notes to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of repurchase (or, in the case of repurchases of Senior Notes prior to April 15, 2001, at a purchase price equal to 101% of the Accreted Value thereof as of the date of repurchase), in accordance with the procedures set forth in the Indenture. Within ten days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Senior Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Notes as a result of a Change of Control.

  The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Senior Notes to require that the Company repurchase or redeem the Senior Notes in the event of a takeover, recapitalization or similar transaction.

  "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Affiliates, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person," other than the Principals and their Affiliates, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Capital Stock of the Company, (iv) the consummation of the first transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" becomes the "beneficial owner," directly or indirectly, of more of the voting power of the Capital Stock of the Company than is at the time "beneficially owned" by the Principals and their Affiliates in the aggregate or (v) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. For purposes of this definition, any transfer of an Equity Interest of an entity that was formed for the purpose of acquiring voting power of Capital Stock of the Company will be deemed to be a transfer of such portion of such voting power of Capital Stock as corresponds to the portion of the equity of such entity that has been so transferred.

  The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the Company's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Notes to require the Company to repurchase such Senior Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company to another person may be uncertain.

SELECTION AND NOTICE

  If fewer than all of the Senior Notes are to be redeemed at any time, selection of Senior Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Notes are listed, or, if the Senior Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Senior Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Senior Notes to be redeemed at its registered address. If any Senior Note is to be redeemed in part only, the notice of redemption that relates to such Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Senior Note. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

CERTAIN COVENANTS

 RESTRICTED PAYMENTS

  The Indenture provides that (i) the Company will not, and will not permit any of its Subsidiaries or Joint Ventures to, directly or indirectly: (a) declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Subsidiary); (b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company (other than Equity Interests owned by the Company or any Wholly Owned Subsidiary of the Company); or (c) purchase, redeem or otherwise acquire or retire for value, prior to a scheduled mandatory sinking fund payment date or maturity date, any Indebtedness of the Company which ranks subordinated in right to payment to the Senior Notes and (ii) the Company will not, and will not permit any of its Subsidiaries or Permitted Joint Ventures to, make any Investment other than a Permitted Investment (all such payments and other actions set forth in clauses (i) and (ii) above being collectively referred to as "Restricted Payments") unless, at the time of and after giving effect to such Restricted Payment:

    (x) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (y) such Restricted Payment, together with the aggregate amount of all other Restricted Payments (including, without limitation, all Restricted Payments referred to in clauses (a), (b) and (c)(1) below but excluding those made under clauses (c)(2) and (d) below) made by the Company and its Subsidiaries after the date of the Indenture is less than the sum of: (1) the excess of (A) Cumulative Pro Forma EBITDA over (B) 2.0 times Cumulative Interest Expense plus (2) the aggregate net cash proceeds received by the Company (other than from a Subsidiary or Joint Venture) (A) as capital contributions to the Company, (B) from the issuance and sale of Equity Interests, other than Disqualified Stock, and (C) from the issuance and sale of Indebtedness that is convertible into Capital Stock (other than Disqualified Stock), to the extent such Indebtedness is actually converted into such Capital Stock (clauses (A), (B) and (C) collectively referred to as "Equity Issuances"), other than any such net cash proceeds from Equity Issuances that were used as set forth in clause (c) and (d) below; and

    (z) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness other than Permitted Indebtedness.

  The foregoing provisions will not prohibit the following Restricted
Payments:

    (a) the payment of any Required Capital Contribution;

    (b) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

    (c) so long as no Default or Event of Default shall have occurred and be continuing, Restricted Joint Venture Investments, which at the time any such Restricted Joint Venture Investment was made, did not cause the aggregate amount of all Restricted Joint Venture Investments then outstanding under this clause (c) to exceed (1) $20.0 million plus (2) the net cash proceeds from Equity Issuances not used as set forth in clause
  (y) above and clause (d) below;

    (d) so long as no Default or Event of Default shall have occurred and be continuing, the making of any Investment in a Telecommunications Business out of the net cash proceeds from Equity Issuances not used as set forth in clauses (y) and (c)(2) above; or

    (e) so long as no Default or Event of Default shall have occurred and be continuing, the making of loans and advances to senior management in an amount not to exceed $3.0 million.

  For purposes of this covenant, in the event that a Restricted Joint Venture becomes a Permitted Joint Venture or otherwise ceases to be a Restricted Joint Venture, all of the then outstanding Investments made by such entity since the date of the Indenture, shall be deemed to have been made as of the date that such Restricted Joint Venture becomes a Permitted Joint Venture or otherwise ceases to be a Restricted Joint Venture; provided that if a Restricted Joint Venture ceases to be a Restricted Joint Venture as a result of (i) the loss of its Local Partner or (ii) the loss of management control of such Restricted Joint Venture, then the provisions of this paragraph shall not be applied to such entity.

  The amount of all Restricted Payments, other than cash, shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of such Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to such Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

 ASSET SALES

  The Indenture provides that the Company will not, and will not permit any Subsidiary to, directly or indirectly, whether in a single transaction or a series of related transactions occurring within any twelve-month period, make any Asset Sale, unless:

    (i) the Company or the Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Board of Directors) for the shares or assets sold or otherwise disposed of; and

    (ii) at least 90% of such consideration consists of cash,

provided that

    (A)an amount equal to the fair market value (as determined in good faith by the Board of Directors) of:

     (1) Telecommunications Related Assets received by the Company or any Subsidiary from the transferee that will be used by the Company or such Subsidiary in the operation of a Telecommunications Business;

     (2) the Voting Stock of any Person engaged in a Telecommunications Business received by the Company or any Subsidiary; provided that on the date such Voting Stock is received, such Investment in Voting Stock constitutes a Permitted Joint Venture Investment; or

     (3) the publicly tradeable Voting Stock of any person engaged in the Telecommunications Business received by the Company or any Subsidiary as consideration for a sale of an Equity Interest in any Restricted Joint Venture, will, for the purposes of this covenant, be deemed to be cash which was applied in accordance with the first sentence of the penultimate paragraph of this covenant; and

    (B)in the case the event of a sale by (1) Hyperion Telecommunications of Pennsylvania, Inc., (2) Hyperion Telecommunications of Tennessee, Inc. or
  (3) Hyperion Telecommunications of New York, Inc. of its partnership interest in its respective partnership to its respective partner in the manner specified by the related partnership agreement (y) the principal amount of any seller note issued to the Company or any of its Wholly Owned Subsidiaries will be deemed to be cash for purposes of this covenant and
  (z) the payments of principal pursuant to such seller note shall be deemed to be Net Cash Proceeds (for purposes of the penultimate paragraph of this covenant) as and when such payments are received.

  For purposes of this covenant, the first $1.0 million of Net Cash Proceeds received from Asset Sales in any fiscal year shall not be subject to the restrictions contained in this covenant.

  The Indenture provides that, in determining the fair market value with respect to any Asset Sale or series of related Asset Sales involving aggregate consideration in excess of $10.0 million, the Board of Directors of the Company must obtain an opinion as to the fairness to the holders of the Senior Notes of such Asset Sales from a financial point of view issued by a nationally recognized investment banking firm with total assets in excess of $1.0 billion; provided that no such opinion is required if such Asset Sale is in accordance with the terms of any Local Partnership Agreement to which the Company or any of its Subsidiaries is a party on the date of the Indenture.

  The Indenture also provides that the Company may apply the Net Cash Proceeds from such Asset Sale to an investment in Telecommunications Related Assets in a Telecommunications Service Market within 180 days after any Asset Sale; provided that if the Company determines to make such investment in a New Telecommunications Service Market, the Company will (y) within 180 days of such Asset Sale, deliver to the Trustee a resolution adopted by a majority of the Board of Directors set forth in an Officer's Certificate certifying that the Company intends to utilize the Net Cash Proceeds of such Asset Sale to invest in a specific new Telecommunications Service Market and (z) complete such investment within 360 days of such Asset Sale. The Company will be deemed to have completed its investment for purposes of the preceding clause (z), so long as the Company has (i) a business plan that sets forth the Company's investment plans for the applicable Telecommunications Service Market and (ii) issued all material purchase orders to the appropriate parties that are necessary to complete such business plan. Any Net Cash Proceeds from an Asset Sale that are not invested as provided in the preceding sentence shall constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $2.5 million, the Company shall offer to purchase (an "Asset Sale Offer") from all holders of the Senior Notes the maximum principal amount of Senior Notes that may be purchased out of the Excess Proceeds, at an offer price in cash equal to 100% of aggregate principal amount thereof, plus accrued and unpaid interest to the date of repurchase (or, in the case of repurchases of Senior Notes prior to April 15, 2001, at a purchase price equal to 100% of the Accreted Value thereof as of the date of repurchase) in accordance with the procedures set forth in the Indenture. To the extent that the aggregate principal amount thereof, plus accrued and unpaid interest to the date of repurchase (or, in the case of repurchases of Senior Notes prior to April 15, 2001, the Accreted Value thereof as of the date of repurchase) of the Senior Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such remaining Excess Proceeds for any purpose not prohibited by the Indenture. If the aggregate principal amount thereof, plus accrued and unpaid interest to the date of repurchase (or, in the case of repurchases of Senior Notes prior to April 15, 2001, the Accreted Value thereof as of the date of repurchase) of Senior Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Company shall select the Senior Notes to be purchased on a pro rata basis. Upon completion of such offer, the amount of Excess Proceeds shall be reset at zero. Pending application of the Net Cash Proceeds as set forth above from Asset Sales, all such Net Cash Proceeds will be placed in escrow for the benefit of the holders of the Senior Notes. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Notes as a result of an Asset Sale.

  Notwithstanding the foregoing, the Company will not, and will not permit any Subsidiary to, directly or indirectly, make any Asset Sale of any Equity Interests of any Subsidiary (at least 80% of the voting power of the Capital Stock of which is owned by the Company) except pursuant to an Asset Sale of all of the Equity Interests of such Subsidiary; provided that any sale of any Equity Interest of any such Subsidiary to a Strategic Investor shall be deemed not to be an Asset Sale for purposes of this covenant, so long as such sale of such Equity Interests does not result in such Subsidiary ceasing to be a Subsidiary of the Company.

 INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries or Joint Ventures to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including, without limitation, Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries or Joint Ventures to issue any shares of Preferred Stock; provided that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if the Company's Consolidated Leverage Ratio as of the last day of the Company's most recently ended fiscal quarter for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred, or such Disqualified Stock is issued, as the case may be, would have been (a) greater than zero and less than 5.5 to 1.0, if such incurrence or issuance is on or prior to March 31, 1999, and (b) greater than zero and less than 5.0 to 1.0, if such incurrence or issuance is after March 31, 1999, determined on a pro forma basis (including pro forma application of the net proceeds therefrom) as if such Indebtedness had been incurred, or such Disqualified Stock had been issued, as the case may be, at the beginning of such fiscal quarter.

  The foregoing provisions do not apply to:

    (i) the incurrence of Indebtedness by the Company, any Subsidiary (other than a General Partner Subsidiary) or any Permitted Joint Venture pursuant to Credit Agreement(s), provided that the aggregate principal amount of such Credit Agreement(s) at any one time outstanding under this clause (i) does not exceed $50.0 million for the Company, all of its Subsidiaries (other than a General Partner Subsidiary) and all of its Permitted Joint Ventures combined;

    (ii) the incurrence of Vendor Debt by the Company, any Subsidiary (other than a General Partner Subsidiary) or any Permitted Joint Venture, provided that the aggregate principal amount of such Vendor Debt does not exceed 80% of the purchase price or cost of the construction, acquisition or improvement of the applicable Telecommunications Related Assets;

    (iii) Refinancing Indebtedness;

    (iv) the incurrence of Indebtedness by the Company not to exceed, at any one time outstanding, 2.0 times the net cash proceeds received by the Company from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person other than a Subsidiary or a Joint Venture of the Company, provided that such Indebtedness (y) does not mature prior to the Stated Maturity of the Senior Notes and has a Weighted Average Life to Maturity longer than the Senior Notes and (z) is subordinated to the Senior Notes;

    (v) the incurrence by the Company of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million;

    (vi) the incurrence by any Restricted Joint Venture of Non-Recourse Debt, provided that if any Non-Recourse Debt of a Restricted Joint Venture ceases to be Non-Recourse Debt, such event shall be deemed to constitute an incurrence of Indebtedness as of the date such Indebtedness ceases to be Non-Recourse Debt; and

    (vii) the guarantee of Indebtedness by a General Partner Subsidiary in connection with the incurrence of Indebtedness by the Restricted Joint Venture of which such General Partner Subsidiary is a general partner.

  For purposes of this covenant, the Indenture provides that, in the event that the Company proposes to incur Indebtedness pursuant to clause (iv) above, the Company shall, simultaneously with the incurrence of such Indebtedness, deliver to the Trustee a resolution of the Board of Directors set forth in an Officers' Certificate stating that the sale or sales of Capital Stock forming the basis for the incurrence of such Indebtedness (i) constitutes a long term investment in the Company and (ii) has not been made for the purpose of circumventing this covenant. The Indenture also provides that, in event that the Company rescinds, reverses or unwinds such sale of Capital Stock or otherwise returns or refunds all or any portion of the net cash proceeds of such sale of Capital Stock (whether by dividend, distribution or otherwise) within 270 days of the date of the incurrence of such Indebtedness, such Indebtedness will be deemed to be incurred on the date of, and immediately after giving effect to, such rescission, reversal, unwinding, return or refund.

  For purposes of this covenant, in the event that a Restricted Joint Venture becomes a Permitted Joint Venture or otherwise ceases to be a Restricted Joint Venture, all of the then outstanding Indebtedness of such entity shall be deemed to have been incurred as of the date that such Restricted Joint Venture becomes a Permitted Joint Venture or otherwise ceases to be a Restricted Joint Venture.

  In addition to the foregoing provisions, the Indenture permits the Company's Subsidiaries (other than General Partner Subsidiaries) and Permitted Joint Ventures to incur Indebtedness (including Acquired Debt) all of the net proceeds of which are used by such Subsidiary or Permitted Joint Venture directly in connection with the design, construction, development or acquisition of a Telecommunications Service Market if, as of the last day of the Company's most recently ended fiscal quarter for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred, either (a) the aggregate principal amount of all Indebtedness of such Subsidiary or such Permitted Joint Venture does not exceed 1.75 times the Invested Equity Capital of such Subsidiary or such Permitted Joint Venture; or (b) the Consolidated Leverage Ratio of such Subsidiary or such Permitted Joint Venture would not have been greater than
3.5 to 1.0, in each case determined on a pro forma basis (including pro forma application of the net proceeds therefrom) as if such Indebtedness had been incurred at the beginning of such fiscal quarter; provided that any Indebtedness incurred by any Subsidiary of the Company or any Permitted Joint Venture (other than Related Networks) pursuant to this paragraph shall be non-recourse with respect to the Company or any other Subsidiary of the Company or any other Joint Venture.

 LIENS

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries or Permitted Joint Ventures to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

 LIMITATIONS ON SALE AND LEASEBACK TRANSACTIONS

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that the Company or any Subsidiary (other than a General Partner Subsidiary) may enter into a Sale and Leaseback Transaction if (i) the Company or other entity could have incurred the Indebtedness relating to such Sale and Leaseback Transaction pursuant to the "--Incurrence of Indebtedness and Issuance of Preferred Stock" and "--Liens" covenants to incur secured Indebtedness in an amount equal to the Attributable Debt with respect to such transaction, (ii) the net proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value of such property as determined in good faith by the Board of Directors of the Company and (iii) such proceeds are applied in accordance with the "--Asset Sales" covenant.

 DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to:

    (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries,

    (ii) make loans or advances to the Company or any of its Subsidiaries,

    (iii) grant liens or grant security interests on its asset in favor of the holders of the Senior Notes or guarantee the payment of the Senior Notes; or

    (iv) transfer any of its properties or assets to the Company or any of its Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of:

      (a) Existing Indebtedness as in effect on the date of the Indenture;

      (b) any Credit Agreement creating or evidencing Indebtedness permitted by the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof;

      (c) the Indenture and the Senior Notes;

      (d) applicable law;

      (e) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

      (f) purchase money obligations or Vendor Debt for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iv) above on the property so acquired;

      (g) Indebtedness incurred pursuant to the last paragraph under the "--Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, provided that such encumbrance or restriction only relates to the Subsidiary or Permitted Joint Venture incurring such Indebtedness; and

      (h) Refinancing Indebtedness, provided that such encumbrances or restrictions are no more restrictive than those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

 MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Senior Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and
(iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "--Incurrence of Indebtedness and Issuance of Preferred Stock" covenant contained herein.

 TRANSACTIONS WITH AFFILIATES

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless

    (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary, other than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person; and

    (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution adopted by a majority of the disinterested members of the Board of Directors and a majority of the Independent Directors of the Company set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above; and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the holders of the Senior Notes of such Affiliate Transaction from a financial point of view issued by a nationally recognized consulting firm, business valuation firm or investment banking firm;

provided that: (i) all agreements and arrangements with Affiliates, including without limitation the Local Partner Agreements, the Fiber Lease Agreements, the Management Agreements, network monitoring agreements and transactions in connection therewith or pursuant thereto existing on the date of the Indenture and through the current term thereof; (ii) all arrangements and transactions with Adelphia, including existing intercompany Indebtedness, overhead charges made in the ordinary course of business, fiber lease arrangements and similar services existing on the date of the Indenture and through the current term thereof; (iii) all employment arrangements approved by the Board of Directors;
(iv) all Restricted Payments made pursuant to the covenant entitled "-- Restricted Payments;" (v) transactions between or among the Company and/or its Wholly Owned Subsidiaries; (vi) transactions between a General Partner Subsidiary and the Restricted Joint Venture of which such General Partner Subsidiary is a general partner; and (vii) management and network monitoring agreements between the Company and any of its Joint Ventures, shall not be deemed Affiliate Transactions.

 LOANS TO SUBSIDIARIES AND JOINT VENTURES

  The Indenture provides that all loans to Subsidiaries or Joint Ventures made by the Company from time to time after the date of the Indenture will be evidenced by Intercompany Notes in favor of the Company. The Indenture also provides that all loans by the Company to any Subsidiary or Joint Venture outstanding on the date of the Indenture will be evidenced by an unsecured Intercompany Note. The Indenture prohibits loans by Subsidiaries to other Subsidiaries and prohibits loans by Subsidiaries to Joint Ventures in which such Subsidiary does not have an Equity Interest, except that such loans may be (i) incurred and maintained between and among the Company, its Subsidiaries and Permitted Joint Ventures in connection with the incurrence of Indebtedness pursuant to clause (i) of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock" or (ii) incurred and maintained between and among Related Networks in connection with the incurrence of Indebtedness by such Related Networks pursuant to the proviso in the last paragraph of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock." A form of Intercompany Note is attached as an annex to the Indenture.

 LIMITATION ON STATUS AS INVESTMENT COMPANY

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, conduct its business in a fashion that would cause it to be required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended) or otherwise become subject to regulation under the Investment Company Act of 1940.

 PAYMENTS FOR CONSENT

  The Indenture provides that neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Senior Notes for or as inducement to any consent, waiver or amendment of any terms or provisions or the Senior Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Senior Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

INDEPENDENT DIRECTORS

  The Company is required, no later than 360 days from the date of the Indenture, to have at least two members of its Board of Directors who are neither officers nor employees of the Company or its Affiliates (the "Independent Directors"). Any transaction requiring the approval of the majority of the Independent Directors shall be prohibited at any time that there are not at least two Independent Directors on the Company's Board of Directors. If Hyperion fails to comply with this covenant, Hyperion will pay Liquidated Damages to each holder of Senior Notes (i) with respect to the first 90-day period immediately following the occurrence of such default at a rate of 0.5% per annum, determined daily, on the Accreted Value of the Senior Notes (or after April 15, 2001, on the principal amount of the Senior Notes) and (ii) at the beginning of each subsequent 90-day period at a rate increased by an additional 0.25% per annum up to a maximum aggregate increase of 2.0% per annum until such default has been cured.

 BUSINESS ACTIVITIES

  The Company will not, and will not permit any Subsidiary to, engage in any business other than the Telecommunications Business and such business activities as are incidental or related thereto.

 REPORTS

  The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Senior Notes are outstanding, the Company is required to furnish to the holders of Senior Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports; and (iii) on a quarterly basis, certain financial information and operating data with respect to each Subsidiary and Joint Venture engaged in a Telecommunications Business, in the form specified by Schedule E of the Indenture. In addition, whether or not required by the rules and regulations of the Commission, the Company is required to file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Senior Notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an Event of
Default:

    (i) default for 30 days in the payment when due of interest on the Senior Notes;

    (ii) default in payment when due of the principal of or premium, if any, on the Senior Notes;

    (iii) failure by the Company to comply with the provisions described under the captions "--Change of Control," "--Asset Sales," "--Restricted Payments," or "--Merger, Consolidation or Sale of Assets";

    (iv) failure by the Company to comply with the provisions described under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock," provided that for purposes of the penultimate paragraph of such covenant, in the event that the Company fails to comply with such covenant because indebtedness is deemed to be incurred by a Restricted Joint Venture solely as a result of such Restricted Joint Venture ceasing to be a Restricted Joint Venture as a result of (i) the loss of a Local Partner or (ii) the loss of management control of such Restricted Joint Venture, such failure shall continue for 90 days;

    (v) failure by the Company for 30 days after notice to comply with any of its other agreements in the Indenture or the Senior Notes;

    (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

    (vii) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid within, discharged by or stayed for a period of 60 days;

    (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or any of its Joint Ventures that would, if it were a Subsidiary, constitute a Significant Subsidiary.

  If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Senior Notes will become due and payable without further action or notice. Holders of the Senior Notes may not enforce the Indenture or the Senior Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Senior Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Senior Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes. If an Event of Default occurs prior to April 15, 2001 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Senior Notes prior to April 15, 2001, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes.

  The holders of a majority in aggregate principal amount of the Senior Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Senior Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Senior Notes.

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Senior Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Notes by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Senior Notes ("Legal Defeasance") except for:

    (i) the rights of holders of outstanding Senior Notes to receive payments in respect of the principal of, premium, if any, and interest on such Senior Notes when such payments are due from the trust referred to below;

    (ii) the Company's obligations with respect to the Senior Notes concerning issuing temporary Senior Notes, registration of Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

    (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

    (iv) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Senior Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance:

    (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Senior Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Senior Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Senior Notes are being defeased to maturity or to a particular redemption date;

    (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

    (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

    (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

    (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

    (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

    (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Senior Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

    (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

  A holder may transfer or exchange Senior Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture.

The Company is not required to transfer or exchange any Senior Note selected for redemption. Also, the Company is not required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

  The registered holder of a Senior Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next three succeeding paragraphs, the Indenture or the Senior Notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate outstanding principal amount of the Senior Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes), and any existing default or compliance with any provision of the Indenture or the Senior Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Senior Notes (including consents obtained in connection with a tender offer or exchange offer for Senior Notes).

  Without the consent of each holder affected, an amendment or waiver may not (with respect to any Senior Notes held by a non-consenting holder):

    (i) reduce the principal amount of Senior Notes whose holders must consent to an amendment, supplement or waiver;

    (ii) reduce the principal of or change the fixed maturity of any Senior Note or alter the provisions with respect to the redemption of the Senior Notes (other than provisions relating to the covenants described above under the caption "--Offer to Purchase Upon Change of Control" and "--Asset Sales");

    (iii) reduce the rate of or change the time for payment of interest on any Senior Note;

    (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Senior Notes (except a rescission of acceleration of the Senior Notes by the holders of at least a majority in aggregate principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration);

    (v) make any Senior Note payable in money other than that stated in the Senior Notes;

    (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Senior Notes to receive payments of principal of or premium, if any, or interest on the Senior Notes;

    (vii) waive a redemption payment with respect to any Senior Note (other than a payment required by the covenants described above under the captions "Offer to Purchase upon Change of Control" or "Certain Covenants--Asset Sales"); and

    (viii) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any holder of Senior Notes, the Company and the Trustee may amend or supplement the Indenture or the Senior Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes, to provide for the assumption of the Company's obligations to holders of Senior Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Senior Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign. The Trustee also serves as Registrar and Paying Agent and Trustee under certain indentures governing debt securities of Adelphia.

  The holders of a majority in principal amount of the then outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Senior Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

  The Company and the Initial Purchasers entered into the Registration Rights Agreement pursuant to which the Company agreed to file the Exchange Offer Registration Statement with the Commission. If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any holder of Transfer Restricted Securities notifies the Company within the specified time period that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Senior Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the Senior Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Senior Note is distributed to the public pursuant to Rule 144 under the Act.

  The Registration Rights Agreement provides that (i) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to October 12, 1996, (ii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue, on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (iii) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises (and in any event by October 12, 1996) and to cause the Shelf Registration to be declared effective by the Commission on or prior to 30 days after such obligation arises. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to Consummate the Exchange Offer within 30 business days of the

Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company must pay Liquidated Damages to each holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of such Registration Default, at a rate of 0.5% per annum, determined daily, on the Accreted Value of the Senior Notes (or after April 15, 2001, on the principal amount of the Senior Notes) as of the immediately preceding interest payment date. Such interest rate will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period up to a maximum aggregate increase of 2.0% per annum until all Registration Defaults have been cured, at which time the accrual rate borne by the Senior Notes will be reduced to the original accrual rate. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date to the Global Senior Note holder by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Securities by mailing checks to their registered addresses.

  Holders of Old Notes are required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and are required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions set forth above.

ADDITIONAL INFORMATION

  Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Hyperion Telecommunications, Inc., 5 West Third Street, Coudersport, Pennsylvania 16915; Attention: Controller.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Accreted Value" means, as of any date of determination prior to April 15, 2001, with respect to any Senior Note, the sum of (a) the initial offering price (which shall be calculated by discounting the aggregate principal amount at maturity of such Senior Note at a rate of 13% per annum, compounded semi-annually on each April 15 and October 15 from April 15, 2001 to the date of issuance) of such Senior Note and (b) the portion of the excess of the principal amount of such Senior Note over such initial offering price which shall have been accreted thereon through such date, such amount to be so accreted on a daily basis at the rate of 13% per annum of the initial offering price of such Senior Note, compounded semi-annually on each April 15 and October 15 from the date of issuance of the Senior Notes through the date of determination, computed on the basis of a 360-day year of twelve 30-day months.

  "Acquired Indebtedness" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of the Indenture, beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control; provided, that no Local Partner will be deemed an affiliate of a Subsidiary or a Joint Venture solely as a result of such Local Partner's ownership of more than 10% of the Voting Stock of such Subsidiary or Joint Venture.

  "Annualized Pro Forma EBITDA" means with respect to any Person, such Person's Pro Forma EBITDA for the latest fiscal quarter for which internal financial statements are then available multiplied by four.

  "Asset Sale" means

    (i) the sale, lease, conveyance, disposition or other transfer of any assets (including, without limitation, by way of a Sale and Leaseback Transaction) other than (a) sales of inventory in the ordinary course of business consistent with past practices and (b) issuances and sales by the Company of its Equity Interests (provided that the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and

    (ii) the issuance or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries or Joint Ventures, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million.

Notwithstanding the foregoing: (x) a transfer of assets by the Company to a Wholly Owned Subsidiary or by a Subsidiary to the Company or to another Wholly Owned Subsidiary, (y) an issuance of Equity Interests by a Subsidiary to the Company or to a Wholly Owned Subsidiary and (z) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments" will not be deemed to be Asset Sales.

  "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any U.S. commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and
(iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.


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

  "Consolidated Interest Expense" means, for any Person, for any period, the aggregate of the following for such Person for such period determined on a consolidated basis in accordance with GAAP: (a) the amount of interest in respect of Indebtedness (including amortization of original issue discount, amortization of debt issuance costs, and non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation) and
(b) the interest component of rentals in respect of any Capital Lease Obligation paid, in each case whether accrued or scheduled to be paid or accrued by such Person during such period to the extent such amounts were deducted in computing Consolidated Net Income, determined on a consolidated basis in accordance with GAAP. For purposes of this definition, interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP consistently applied.

  "Consolidated Leverage Ratio" means, for any Person, as of any date, the ratio of (i) the sum of the aggregate outstanding amount of all Indebtedness of a Person and its Subsidiaries (other than any Indebtedness of a General Partner Subsidiary to the extent that such Indebtedness has been incurred in connection with such General Partner Subsidiary's partnership interest in the Restricted Joint Venture of which such General Partner Subsidiary is a general partner) determined on a consolidated basis in accordance with GAAP to (ii) Annualized Pro Forma EBITDA.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions actually paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

  "Credit Agreement" means, with respect to any Person, any agreement entered into by and among such Person and one or more commercial banks or financial institutions, providing for senior term or revolving credit borrowings of a type similar to credit agreements typically entered into by commercial banks and financial institutions, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and related agreements may be amended, extended, refinanced, renewed, restated, replaced or refunded from time to time.

  "Cumulative Interest Expense" means the aggregate amount of Consolidated Interest Expense of the Company paid or accrued by the Company from and after the first day of the first fiscal quarter beginning after the date of the Indenture to the end of the fiscal quarter immediately preceding a proposed Restricted Payment, determined on a consolidated basis in accordance with GAAP.

  "Cumulative Pro Forma EBITDA" means the cumulative EBITDA of the Company from and after the first day of the first fiscal quarter beginning after the date of the Indenture to the end of the fiscal quarter immediately preceding the date of a proposed Restricted Payment, or, if such cumulative EBITDA for such period is negative, minus the amount by which such cumulative EBITDA is less than zero.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Senior Notes mature.

  "EBITDA" means, for any Person, for any period, an amount equal to (A) the sum of (i) Consolidated Net Income for such period plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof plus (iii) Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period minus (B) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP consistently applied.

  "Enhanced Services Provider" means (i) !NTERPRISE, a wholly owned subsidiary of US West, (ii) any nationally recognized Person which provides enhanced telecommunications services, including but not limited to frame relay, Asynchronous Transfer Mode data transport, business video conferencing, private line data interconnect service and LAN connection and monitoring services, or (iii) any Person that has at least 500 existing enhanced data services installations in the United States.

  "Enhanced Services Venture" means any entity in which any Qualified Subsidiary or Permitted Joint Venture owns at least 50% of the Equity Interest, provided that the remainder of the Equity Interest is owned by an Enhanced Services Provider.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Existing Indebtedness" means the Senior Notes and any other Indebtedness of the Company and its Subsidiaries in existence on the date of the Indenture.

  "Existing Networks" means the telecommunications networks operated by all Joint Ventures, the Company and its Subsidiaries, including all networks under construction, on the date of the Indenture.

  "Fiber Lease Agreements" means the agreements relating to fiber leases as set forth on Schedule A to the Indenture.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and

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

pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

  "General Partner Subsidiary" means a direct or indirect Wholly Owned Subsidiary of the Company that (i) is a general partner or stockholder of a Restricted Joint Venture and (ii) (a) is not engaged in any trade or business other than the holding, voting, disposing of or taking any action with respect to its Equity Interest in such Restricted Joint Venture, (b) has no material assets other than its Equity Interest in such Restricted Joint Venture, (c) has no material liabilities other than liabilities arising (A) as a result of the guarantee by such General Partner Subsidiary's guarantee of Indebtedness incurred by the Restricted Joint Venture of which such General Partner Subsidiary is a general partner or (B) by operation of law; provided that, for purposes of this definition, Hyperion Telecommunications of Virginia, Inc. and Hyperion Telecommunications of New York, Inc. shall be deemed to be General Partner Subsidiaries for all purposes in the Indenture so long as Hyperion Telecommunications of Virginia, Inc. and Hyperion Telecommunications of New York, Inc. do not engage in any operations or business that is materially different from the operations or business engaged in by such companies on the date of the Indenture.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Indebtedness" means, with respect to any Person, (a) any liability of any Person, whether or not contingent (i) for borrowed money, or under any reimbursement obligation relating to a letter of credit, bankers' acceptance or note purchase facility; or (ii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation); or (iii) for the payment of money relating to a lease that is required to be classified as a Capitalized Lease Obligation in accordance with GAAP; or (iv) for Disqualified Stock; or (v) for preferred stock of any Subsidiary (other than preferred stock held by the Company or any of its Subsidiaries); (b) any liability of others described in the preceding clause (a) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and
(c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above.

  "Initial Public Offering" means an initial underwritten public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act of 1933, as amended.

  "Intercompany Notes" means the intercompany notes issued by Subsidiaries and Joint Ventures of the Company in favor of the Company or its Subsidiaries to evidence loans by the Company to such Subsidiary or Joint Venture, in each case, in the form attached as Annex A to the Indenture.

  "Invested Equity Capital" means, with respect to any Company's Subsidiaries or Joint Ventures as of any date, the sum of (i) the total dollar amount contributed in cash plus the value of all property contributed (valued at the lower of fair market value of such property at the time of contribution, determined in good faith by the Company's Board of Directors, or the book value of such property at the time of contribution on the books of the Person making such contribution) to such Subsidiary or Joint Venture, as the case may be, since the date of its formation in the form of common equity plus, without duplication, (ii) the total dollar amount contributed in cash plus the value of all property contributed (valued at the lower of fair market value of such property at the time of contribution, determined in good faith by the Company's Board of Directors, or the book value of such property at the time of contribution on the books of the Person making such contribution) to such Subsidiary or Joint Venture, as the case may be, since the date of its formation by Local Partners (and their Affiliates) in consideration of the issuance of preferred equity on a basis that is substantially proportionate to their common equity interests plus, without duplication, (iii) the total dollar amount contributed in cash plus the value of all property contributed (valued at the lower of fair market value of such property at the time of contribution, determined in good faith by the Company's Board of Directors, or the book value of such property at the time of contribution on the books of the Person making such contribution) to such Subsidiary or Joint Venture since the date of its formation by the Company in consideration of the issuance of preferred equity less (iv) the fair market

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

value of all dividends and other distributions (in respect of any Equity Interest and in whatever form and however designated) made by such Subsidiary or Joint Venture, as the case may be, since the date of its formation to the holders of its common equity (and their Affiliates) provided that in no event shall the aggregate amount of such dividends and other distributions made by such Subsidiary or Joint Venture, as the case may be, to any such Person (or its Affiliates) reduce the Invested Equity Capital of such Subsidiary or Joint Venture, as the case may be, by more than the total contributions (per clauses
(i) through (iii) above) to such Subsidiary or Joint Venture, as the case may be, by such Person (and its Affiliates).

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting solely of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of.

  "Joint Venture" means a corporation, partnership or other entity engaged in one or more Telecommunications Businesses (i) in which the Company or its Subsidiaries owns, directly or indirectly, an Equity Interest with the balance of the Equity Interest thereof being held by one or more Local Partners and
(ii) that is managed and operated by the Company or any of its Subsidiaries.

  "Joint Venture Investment" means Investments in Joint Ventures.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Local Partner" means, with respect to any Joint Venture, (i) the Joint Venture partners set forth on Schedule B to the Indenture, and (ii) any other Person, provided that such other Person (a) is a major cable company or utility that has a substantial presence within the specific market of such Joint Venture, which presence shall be evidenced, (1) in the case of a cable company, by such company having a market share consisting of at least 50% of the total number of cable subscribers in such market and (2) in the case of a utility company, by such company having at least 75% of the total customer base of such market or (b) is a Wholly Owned Subsidiary of a major cable company or utility that (1) meets the criteria set forth in the immediately preceding clause (a) or (2) has all of its initial capital contributions under the agreement governing the Joint Venture fully and unconditionally guaranteed, until such time as all such contributions have been made, by one or more Persons who meet the criteria set forth in the immediately preceding clause (a).

  "Local Partner Agreements" means the joint venture agreements with Local Partners, as set forth on Schedule C to the Indenture.

  "Management Agreements" means the agreements governing the management of the networks, as set forth on Schedule D to the Indenture.

  "Net Cash Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale and principal payments on indebtedness received in any Asset Sale, as and when received), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to Sale and Leaseback Transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

  "New Telecommunications Service Market" means a Telecommunications Service Market in an area that is not within ten miles of any of the Company's Existing Networks.

  "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Subsidiaries nor any of its Permitted Joint Ventures (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor, co-obligor or otherwise) or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against a Restricted Joint Venture) would permit (upon notice, lapse of time, the occurrence, or failure to occur, of any other condition or event or any combination thereof) any holder of any other Indebtedness of the Company, any of its Subsidiaries or any of its Permitted Joint Ventures to declare a default on such other Indebtedness or cause or permit the payment thereof to be accelerated prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company, any of its Subsidiaries or any of its Permitted Joint Ventures; provided that the recourse (if any) of a holder of such Indebtedness to the General Partner Subsidiary of a Restricted Joint Venture in which such General Partner Subsidiary is a general partner as a result of being a general partner of such Restricted Joint Venture will not be considered credit support or direct or indirect liability of such General Partner Subsidiary for purposes of clauses (i)(a), (ii)(b) and (iii) above.

  "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Permitted Investments" means

    (a) any Investment in a Wholly Owned Subsidiary of the Company that is engaged, either directly or indirectly through a Qualified Subsidiary or Joint Venture, in the Telecommunications Business;

    (b) any Investment in a Qualified Subsidiary of the Company that is directly engaged in the Telecommunications Business;

    (c) any Investment in Cash Equivalents;

    (d) any Investment in a Person that is not a Subsidiary of the Company, if as a result of such Investment (i)(A) such Person becomes a Qualified Subsidiary or Wholly Owned Subsidiary of the Company or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Qualified Subsidiary and (ii)(A) such Wholly Owned Subsidiary, either directly or indirectly through a Qualified Subsidiary or a Joint Venture, is engaged in the Telecommunications Business or (B) such Qualified Subsidiary is directly engaged in the Telecommunications Business;

    (e) any Permitted Joint Venture Investment;


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

    (f) any Investment made as a result of the receipt of non-cash consideration (whether or not such non-cash consideration is deemed to be cash for the purposes of such covenant) from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Certain Covenants--Asset Sales"; or

    (g) any Investment in an Enhanced Services Venture.

  "Permitted Joint Venture" means any Joint Venture in which the Company has, directly or indirectly, a 45% or greater Equity Interest.

  "Permitted Joint Venture Investment" means any Joint Venture Investment by the Company or a Wholly Owned Subsidiary of the Company if, after such Joint Venture Investment, the Company has, directly or indirectly, a 45% or greater Equity Interest in such Joint Venture.

  "Permitted Liens" means

    (i) Liens on the property of the Company, any Subsidiary or any Permitted Joint Venture securing Obligations under Indebtedness that may be incurred pursuant to clause (i) of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock;"

    (ii) Liens in favor of the Company;

    (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company, any Subsidiary or any Permitted Joint Venture; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company;

    (iv) Liens on property existing at the time of acquisition thereof by the Company, any Subsidiary or any Permitted Joint Venture, provided that such Liens were in existence prior to the contemplation of such acquisition;

    (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

    (vi) Liens existing on the date of the Indenture;

    (vii) Liens on property of Subsidiaries and Permitted Joint Ventures securing Obligations under Indebtedness incurred pursuant to the proviso in the last paragraph of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock," but only to the extent that (a) in the case of Subsidiaries and Permitted Joint Ventures that are incurring Indebtedness other than Related Network Debt, such Liens secure only such Indebtedness incurred by such Subsidiary or such Joint Venture; and (b) in the case of Subsidiaries and Joint Ventures that are incurring Related Network Debt, such Liens secure only such Related Network Debt;

    (viii) Liens securing Obligations under the Senior Notes and the Indenture;

    (ix) Liens securing Obligations under Vendor Debt pursuant to clause (ii) of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock," provided that the principal amount of such Vendor Debt secured by such Lien does not exceed 100% of the purchase price or cost of acquisition, construction or improvement of the Telecommunications Related Assets subject to such Liens;

    (x) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;


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    (xi) Liens incurred in the ordinary course of business of the Company, any Subsidiary or any Permitted Joint Venture with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company, such Subsidiary or such Permitted Joint Venture; and

    (xii) Liens securing Refinancing Indebtedness, but only if, and to the extent, that such Liens that are incurred in connection with such Refinancing Indebtedness do not encumber any assets or properties (or interests therein) other than those assets or properties (or interests therein) subject to Liens pursuant to the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Preferred Stock" for any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

  "Principals" means John J. Rigas and members of his immediate family, any of their respective spouses, estates, lineal descendants, heirs, executors, personal representatives, administrators, trusts for any of their benefit and charitable foundations to which shares of the Company's Capital Stock beneficially owned by any of the foregoing have been transferred.

  "Pro Forma EBITDA" means, for any Person, for any period, the EBITDA of such Person as determined on a consolidated basis in accordance with GAAP consistently applied, after giving effect to the following: (i) if, during or after such period, such Person or any of its Subsidiaries shall have made any Asset Sale, Pro Forma EBITDA for such Person and its Subsidiaries for such period shall be reduced by an amount equal to the Pro Forma EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Sale for the period or increased by an amount equal to the Pro Forma EBITDA (if negative) directly attributable thereto for such period and (ii) if, during or after such period, such Person or any of its Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or a Subsidiary of such Person, Pro Forma EBITDA shall be computed so as to give pro forma effect to such Asset Sale or the acquisition of such Person or business, as the case maybe.

  "Qualified Subsidiary" means any Subsidiary of the Company in which a Local Partner or Local Partners own at least 5% but less than 50% of the Equity Interests of such Subsidiary; provided that such Subsidiary remains a Subsidiary of the Company at all times for purposes of the Indenture.

  "Refinancing Indebtedness" means any Indebtedness of the Company, any of its Subsidiaries or any of its Permitted Joint Ventures issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company, any of its Subsidiaries or any of its Permitted Joint Ventures; provided that: (i) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);
(ii) such Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, such Refinancing Indebtedness has a final maturity date later than the final maturity date of the Senior Notes, and is subordinated in right of payment to the Senior Notes

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

on terms at least as favorable to the holders of Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iv) to the extent that the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded was secured by Liens, any Liens being incurred in connection with such Refinancing Indebtedness do not encumber any assets or properties (or interests therein) other than those assets or properties (or interests therein) subject to Liens pursuant to the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (v) such Indebtedness is incurred either by the Company, the Subsidiary or the Permitted Joint Venture who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Related Network Debt" means any Credit Agreement entered into by and among the Qualified Subsidiaries and/or Permitted Joint Ventures that comprise a Related Network.

  "Related Networks" means any group of Qualified Subsidiaries or Permitted Joint Ventures in which the same Local Partner owns, or the same group of Local Partners own, all the Equity Interests of each such Qualified Subsidiary or Permitted Joint Venture that comprise such Related Network that are not owned by the Company.

  "Required Capital Contribution" means any capital contribution made by Hyperion Telecommunications, Inc. of Florida, pursuant to that certain partnership agreement, relating to TCG South Florida, dated November 1, 1993.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Joint Venture" means any Joint Venture that is not a Permitted Joint Venture, but only if such Joint Venture: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not a party to any agreement, contract, arrangement or understanding with the Company, any of its Subsidiaries or any of its Permitted Joint Ventures unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company, such Subsidiary or such Permitted Joint Venture than those that might be obtained at the time from Persons who are not Affiliates of the Company; and
(c) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company, any of its Subsidiaries or any of its Permitted Joint Ventures. If, at any time, a Restricted Joint Venture fails to meet the requirements of a Restricted Joint Venture by becoming a Permitted Joint Venture or otherwise, it shall thereafter cease to be a Restricted Joint Venture for purposes of the Indenture and (i) all of the then outstanding Indebtedness of such entity shall be deemed to be incurred as of the date on which such entity becomes a Permitted Joint Venture or otherwise ceases to be a Restricted Joint Venture for purposes of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock" (and if such Indebtedness is not permitted to be incurred as of such date under such covenant, the Company shall be in default of such covenant) and (ii) all of the then outstanding Investments made by such entity since the date of the Indenture, shall be deemed to have been made as of the date that such Restricted Joint Venture becomes a Permitted Joint Venture or otherwise ceases to be a Restricted Joint Venture for purposes of the covenant entitled "-- Restricted Payments" (and if such Investments are not permitted to be made as of such date under such covenant, the Company shall be in default of such covenant).

  "Restricted Joint Venture Investment" means any Joint Venture Investment by a General Partner Subsidiary if, after such Joint Venture Investment, such Joint Venture is a Restricted Joint Venture.

  "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 365 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

  "Significant Subsidiary" means, any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

  "Stated Maturity" means with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable.

  "Strategic Investor" means a corporation, partnership or other entity engaged in one or more Telecommunications Businesses that has, or 80% or more of the voting power of the Capital Stock of which is owned by a Person that has, an equity market capitalization, at the time (i) of its initial Investment in the Company or (ii) it purchases an Equity Interest in a Subsidiary or Joint Venture of the Company, as the case may be, in excess of $2.0 billion.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership of which more than 50% of the partnership's capital accounts, distribution rights or general or limited partnership interests are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

  "Telecommunications Business" means the business of (i) transmitting, or providing services relating to the transmission of, voice, video or data through owned or leased transmission facilities, (ii) creating, developing or marketing communications related network equipment, software and other devices for use in a telecommunications business or (iii) evaluating, participating or pursuing any other activity or opportunity that is primarily related to those identified in (i) or (ii) above; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors of the Company.

  "Telecommunications Related Assets" means all assets, rights (contractual or otherwise) and properties, whether tangible or intangible, used or intended for use in connection with a Telecommunications Business.

  "Telecommunications Service Market" means a network built by the Company to service a market.

  "Vendor Debt" means any purchase money Indebtedness of the Company or any Subsidiary incurred in connection with the acquisition of Telecommunications Related Assets and which purchase money Indebtedness was extended by the vendor of such Telecommunications Related Assets or an affiliate thereof.

  "Voting Stock" of any person means Capital Stock of such person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such person, whether at all times or only so long as no senior class of securities has voting power by reason of any contingency.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests (other than directors' qualifying shares) of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or a combination thereof.


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

BOOK-ENTRY, DELIVERY AND FORM

  Except as set forth in the next paragraph, the New Notes will initially be issued in the form of one or more registered notes in global form (the "New Global Note," and together with the global notes representing the Old Notes, the "Global Note"). The New Global Note will be deposited on the Exchange Date with, or on behalf of, the Depositary and registered in the name of the Global Note Holder.

  New Notes that were issued as described below under "Certificated Securities" will be issued in the form of registered definitive certificates (the "Series B Certificated Securities"). Upon the transfer to a qualified institutional buyer of Certificated Securities initially issued to a purchaser of the Units who does not hold its interest in the Units, the Senior Notes and the Warrants (a "Non-Global Purchaser"), such Certificated Securities may, unless the Global Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the amount of the Senior Notes being transferred.

  The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

  The Company expects that pursuant to procedures established by the Depositary ownership of the Senior Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Holders are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Senior Notes evidenced by the Global Note will be limited to such extent.

  So long as the Global Note Holder is the registered owner of any Senior Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Senior Notes evidenced by the Global Note. Beneficial owners of Senior Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Senior Notes.

  Payments in respect of the principal of, premium, if any, interest and Liquidation Damages, if any, on any Senior Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names Senior Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Senior Notes (including principal, premium, if any, interest and Liquidation Damages, if any). The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Senior Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

  Subject to certain conditions, any Person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Senior Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Senior Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Senior Notes in such form will be issued to each Person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Senior Notes.

  Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Senior Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

SAME-DAY SETTLEMENT AND PAYMENT

  The Indenture will require that payments in respect of the Senior Notes represented by the Global Senior Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made in immediately available funds. With respect to Certificated Securities, however, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by mailing a check to each Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Senior Notes represented by the Global Note are expected to be eligible to trade in the PORTAL Market and to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Senior Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion, in the opinion of Buchanan Ingersoll Professional Corporation, counsel to the Company, sets forth the material federal income tax consequences relevant to the exchange of the Old Notes for the New Notes, but does not purport to be a complete analysis of all potential tax effects. The following is based upon the Code, Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the New Notes. The following discussion assumes that holders hold the Old Notes and the New Notes as capital assets within the meaning of Section 1221 of the Code. The Company has not sought and will not seek any rulings from the IRS with respect to the positions of the Company discussed below.

  The tax treatment of a holder may vary depending on his or its particular situation or status. This summary does not address the tax consequences to taxpayers who are subject to special rules such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign entities and individuals, persons holding

Old Notes or New Notes as a part of a hedging or conversion transaction or a straddle and holders whose "functional currency" is not the U.S. dollar, or aspects of federal income taxation that may be relevant to a prospective investor based upon such investor's particular tax situation. In addition, the description does not consider the effect of any applicable foreign, state, local or other tax laws.

  EACH HOLDER SHOULD CONSULT HIS OR ITS OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR IT OF EXCHANGING OLD NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE

  The exchange of the New Notes for Old Notes should not constitute a recognition event for federal income tax purposes. Consequently, no gain or loss should be recognized by holders upon receipt of the New Notes. For purposes of determining gain or loss upon the subsequent exchange of New Notes, a holder's basis in the New Notes will be the same as a holder's basis in the Old Notes exchanged therefor. Holders should be considered to have held the New Notes from the time of their original acquisition of the Old Notes. As used herein, the term "Senior Note" refers to both an Old Note and a New Note received in exchange therefor.

THE SENIOR NOTES

  Original Issue Discount. The Senior Notes will be issued with original issue discount ("OID") for federal income tax purposes. Accordingly, a holder generally will be required to recognize taxable income with respect to the Senior Notes as the OID accrues, regardless of the holder's method of income tax accounting.

  The amount of OID on a Senior Note will be equal to the excess of the "stated redemption price at maturity" of the Senior Note over the issue price of the Senior Note. The stated redemption price at maturity of each Senior Note will be the sum of all payments, including principal and interest, required to be made thereunder until maturity. The issue price of a Senior Note will be equal to that portion of the issue price of the Unit allocable to the Senior Note. Accordingly, the Senior Notes will be issued with a substantial amount of OID.

  Taxation of Original Issue Discount. A holder of a Senior Note is required to include in gross income an amount equal to the sum of the "daily portions" of the OID for the Senior Note for all days during the taxable year in which such holder holds the Senior Note ("accrued OID") without regard to when the cash to which such income is attributable is received. The daily portion of OID is determined by allocating to each day in any "accrual period" a pro rata portion of OID allocable to that accrual period. The amount of OID allocable to any full accrual period is an amount equal to the product of the Senior Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating OID for an initial short accrual period. The "adjusted issue price" of a Senior Note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by the amount of any payments made on such Senior Note on or before the first day of the accrual period. The yield-to-maturity is the discount rate that, when used in computing the present value of all principal and interest payments to be made on the Senior Note, produces an amount equal to its issue price.

  The accrual period generally is the six-month period ending on the day in each calendar year corresponding to the day before the maturity date of the Senior Note or the date six months before such day. The initial accrual period of a Senior Note is the short period beginning on the issue date and ending before the first day of the first full accrual period.

 Applicable High Yield Discount Obligation

  If the yield-to-maturity on the Senior Notes equals or exceeds the sum of
(x) the applicable federal long-term rate (a rate published by the IRS each month for application during the following month) in effect at the time of issuance of the Senior Notes (the "AFR") plus (y) five percentage points, the Senior Notes will be considered "applicable high yield discount obligations" under Section 163(i) of the Code. If so, the Company will not be allowed to take a deduction for interest (including OID) accrued on the Senior Notes for federal income tax purposes until such time as the Company actually pays such interest (including OID) in cash or in other property (other than stock or debt of the Company or certain related persons).

  Moreover, if the yield-to-maturity on the Senior Notes exceeds the sum of
(x) the AFR and (y) 6% (such excess shall be referred to hereafter as the "Disqualified Yield"), the deduction for interest (including OID) accrued on the Senior Notes will be permanently disallowed (regardless of whether the Company actually pays such interest or OID in cash or in other property) for federal income tax purposes to the extent such interest or OID is attributable to the Disqualified Yield on the Senior Notes ("Dividend-Equivalent Interest"). For purposes of the dividends-received deduction, such Dividend-Equivalent Interest will be treated as a dividend to the extent it is deemed to have been paid out of the Company's current or accumulated earnings and profits. Accordingly, a holder of a Senior Note that is a corporation may be entitled to take a dividends-received deduction with respect to any Dividend-Equivalent Interest received by such corporate holder on such Senior Note.

  Sale, Redemption, Retirement or Other Taxable Disposition of Senior
Notes. In general, the holder of a Senior Note will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of the Senior Note measured by the difference between (i) the amount of cash and the fair market value of property received in exchange therefor and (ii) the holder's adjusted tax basis in the Senior Note.

  An initial holder's tax basis in a Senior Note will generally be equal to the portion of the issue price of a Unit allocated to such Senior Note increased by the OID previously includible in gross income and reduced by any payments on the Senior Note.

  Any gain or loss on the sale, redemption, retirement or other taxable disposition of a Senior Note should be capital gain or loss, provided the Senior Note was a capital asset in the hands of the holder. Any capital gain or loss will be long-term capital gain or loss if the Senior Note has been held for more than one year and otherwise will be short-term capital gain or loss.

  Holders should be aware that the resale of a Senior Note may be affected by the "market discount" rules of the Code under which a subsequent purchaser of Senior Note acquiring the Senior Note at a market discount generally would be required to include as ordinary income a portion of the gain realized upon the disposition or retirement of such Senior Note to the extent of the market discount that has accrued while the debt instrument was held by such holder.

INFORMATION REPORTING; BACKUP WITHHOLDING

  The Company is required to furnish certain information to the IRS, and will furnish annually to record holders of the Senior Notes, other than corporations and other exempt holders, information with respect to interest paid and the amount of OID accrued on the Senior Notes. Holders who purchase Senior Notes for an amount other than the adjusted issue price and/or on a date other than the first day of an accrual period are required to determine for themselves the amount of OID, if any, they are required to include in gross income for federal income tax purposes.

  The backup withholding rules require a payor to deduct and withhold a tax if
(i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) the payee has failed to report properly the receipt of a "reportable payment" on one or more occasions and the IRS has notified the payor that withholding is required, or (iv) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to withholding under Section 3406 of the Code. If any one of the foregoing events occurs, the Company, its paying agent or other withholding agent will be required to withhold a tax equal to 31% of any "reportable payment" made in connection with the Senior Notes. A "reportable payment" includes, among other things, interest (including OID) paid in respect of a Senior Note and amounts paid through brokers in retirement of a Senior Note. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a refund or credit against such holder's federal income tax, provided that the required information is furnished to the IRS. Certain holders (including, among others, corporations and certain tax-exempt organizations) are not subject to the backup withholding and information reporting requirements. A holder should consult his or its tax advisor as to his or its qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

DEDUCTIBILITY OF ORIGINAL ISSUE DISCOUNT

  The deduction by the Company in respect of OID accrued with respect to the Senior Notes will be limited in part and deferred in part if the Senior Notes are "applicable high yield discount obligations." The Company anticipates that the Senior Notes will be applicable high yield discount obligations because, among other things, it is expected that the yield to maturity of the Senior Notes will exceed the sum of the AFR plus five percentage points. If the Senior Notes are applicable high yield discount obligations, then (i) if the yield to maturity of the Senior Notes exceeds the sum of the AFR plus six percentage points (such excess referred to below as the "Disqualified Yield"), the deduction for OID accrued on the Senior Notes will be permanently disallowed to the extent such OID is attributable to the Disqualified Yield, and such OID would be treated as dividends to corporate holders of the Senior Notes for purposes of the dividends-received deduction (to the extent that such amounts would have been treated as dividends had they been distributions made by the Company with respect to its stock), and (ii) the remainder of the OID on the Senior Notes would not be deductible by the Company until paid.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 365 days after the Expiration Date or until all participating broker-dealers have so resold.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concession from any such broker-dealer and/or the purchasers of any New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

                                 LEGAL MATTERS

  The validity of the New Notes will be passed upon on behalf of the Company by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania.

                                    EXPERTS

  The financial statements as of March 31, 1995 and 1996 and for each of the three years in the period ended March 31, 1996 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for income taxes), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

               HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

Independent Auditors' Report...............................................  F-2
Consolidated Balance Sheets, March 31, 1995 and 1996.......................  F-3
Consolidated Statements of Operations, Years Ended March 31, 1994, 1995 and
 1996 .....................................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficiency), Years Ended
 March 31, 1994,
 1995 and 1996.............................................................  F-5
Consolidated Statements of Cash Flows, Years Ended March 31, 1994, 1995 and
 1996......................................................................  F-6
Notes to Consolidated Financial Statements.................................  F-7

INDEPENDENT AUDITORS' REPORT

Hyperion Telecommunications, Inc.:

  We have audited the accompanying consolidated balance sheets of Hyperion Telecommunications, Inc. and subsidiaries as of March 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hyperion Telecommunications, Inc. and subsidiaries at March 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 8 to the consolidated financial statements, effective April 1, 1993, the Company changed its method of accounting for income taxes.

DELOITTE & TOUCHE LLP

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 28, 1996 (August 1, 1996 as to the
               sixth paragraph of Note 6)

               HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                  MARCH 31,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
ASSETS:
- -------
Current assets:
  Cash and cash equivalents..................................  $   --   $   --
  Other current assets.......................................      511      282
  Due from affiliates--net...................................    1,799      --
                                                               -------  -------
    Total current assets.....................................    2,310      282
Investments..................................................   12,564   21,087
Property, plant and equipment--net...........................    7,538   12,561
Other assets--net............................................      712    1,045
Deferred income taxes--net...................................       88      294
                                                               -------  -------
    Total....................................................  $23,212  $35,269
                                                               =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY):
- --------------------------------------------------
Current liabilities:
  Accounts payable...........................................  $ 1,169  $ 2,529
  Due to affiliates--net.....................................      --     8,707
  Other current liabilities..................................      205      501
                                                               -------  -------
    Total current liabilities................................    1,374   11,737
Note payable--Adelphia.......................................   35,541   50,855
                                                               -------  -------
    Total liabilities........................................   36,915   62,592
                                                               -------  -------
Commitments and contingencies (Note 6)
Stockholders' equity (deficiency):
  Common stock, $.01 par value, 30,000,000 shares authorized,
     10,000,000 shares outstanding...........................      100      100
  Accumulated deficit........................................  (13,803) (27,423)
                                                               -------  -------
    Total stockholders' equity (deficiency)..................  (13,703) (27,323)
                                                               -------  -------
    Total....................................................  $23,212  $35,269
                                                               =======  =======


                See notes to consolidated financial statements.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      YEAR ENDED MARCH 31,
                                                    --------------------------
                                                     1994     1995      1996
                                                    -------  -------    ----
Revenues........................................... $   434  $ 1,768  $  3,521
                                                    -------  -------  --------
Operating expenses:
  Network operations...............................     330    1,382     2,690
  Selling, general and administrative..............   2,045    2,524     3,084
  Depreciation and amortization....................     189      463     1,184
                                                    -------  -------  --------
    Total..........................................   2,564    4,369     6,958
                                                    -------  -------  --------
Operating loss.....................................  (2,130)  (2,601)   (3,437)
Interest expense and fees..........................  (2,164)  (3,321)   (6,088)
                                                    -------  -------  --------
Loss before income taxes, equity in net loss of
 joint ventures and
 cumulative effect of change in accounting
 principle.........................................  (4,294)  (5,922)   (9,525)
Income tax benefit.................................      55       29       197
                                                    -------  -------  --------
Loss before equity in net loss of joint ventures
 and cumulative effect of
 change in accounting principle....................  (4,239)  (5,893)   (9,328)
Equity in net loss of joint ventures...............    (528)  (1,799)   (4,292)
                                                    -------  -------  --------
Loss before cumulative effect of change in
accounting principle...............................  (4,767)  (7,692)  (13,620)
Cumulative effect of change in accounting for
income taxes.......................................      42      --        --
                                                    -------  -------  --------
Net loss........................................... $(4,725) $(7,692) $(13,620)
                                                    =======  =======  ========
Loss per weighted average share of common stock
 before cumulative
 effect of change in accounting principle.......... $ (0.48) $ (0.77) $  (1.36)
Cumulative effect per weighted average share of
 common stock of
 change in accounting for income taxes.............    0.01      --        --
                                                    -------  -------  --------
Net loss per weighted average share of common
stock.............................................. $ (0.47) $ (0.77) $  (1.36)
                                                    =======  =======  ========
Weighted average shares of common stock
outstanding........................................  10,000   10,000    10,000
                                                    =======  =======  ========


                See notes to consolidated financial statements.

               HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                          COMMON ACCUMULATED    STOCKHOLDERS'
                                          STOCK    DEFICIT   EQUITY (DEFICIENCY)
                                          ------ ----------- -------------------
Balance, March 31, 1993..................  $100   $ (1,386)       $ (1,286)
  Net loss...............................   --      (4,725)         (4,725)
                                           ----   --------        --------
Balance, March 31, 1994..................   100     (6,111)         (6,011)
  Net loss...............................   --      (7,692)         (7,692)
                                           ----   --------        --------
Balance, March 31, 1995                     100    (13,803)        (13,703)
  Net loss...............................   --     (13,620)        (13,620)
                                           ----   --------        --------
Balance, March 31, 1996..................  $100   $(27,423)       $(27,323)
                                           ====   ========        ========





                See notes to consolidated financial statements.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                    YEAR ENDED MARCH 31,
                                                  ---------------------------
                                                   1994      1995      1996
                                                   ----      ----      ----
Cash flows from operating activities:
  Net loss....................................... $(4,725) $( 7,692) $(13,620)
  Adjustments to reconcile net loss to net cash
     used
     in operating activities:
    Depreciation.................................     183       397     1,061
    Amortization.................................       6        66       123
    Equity in net loss of joint ventures.........     528     1,799     4,292
    Non-cash interest expense....................   2,164     3,321     6,088
    Cumulative effect of accounting change.......     (42)      --        --
    Deferred income taxes........................      (9)      (37)     (206)
    Changes in operating assets and liabilities:
      Other assets--net..........................    (535)     (550)     (227)
      Accounts payable...........................     223       499     1,360
      Other liabilities--net.....................      86        67       296
                                                  -------  --------  --------
Net cash used in operating activities............  (2,121)   (2,130)     (833)
                                                  -------  --------  --------
Cash flows from investing activities:
   Expenditures for property, plant and
    equipment....................................  (3,097)   (2,850)   (6,084)
   Investments in joint ventures.................  (5,510)   (7,526)  (12,815)
                                                  -------  --------  --------
Cash used in investing activities................  (8,607)  (10,376)  (18,899)
                                                  -------  --------  --------
Cash flows from financing activities:
   Borrowings on notes payable--Adelphia.........  12,990    12,252     9,226
   Advances from (to) related parties............  (2,381)      254    10,506
                                                  -------  --------  --------
Net cash provided by financing activities........  10,609    12,506    19,732
                                                  -------  --------  --------
Net decrease in cash and cash equivalents........    (119)      --        --
Cash and cash equivalents beginning of year......     119       --        --
                                                  -------  --------  --------
Cash and cash equivalents end of year............ $   --   $    --   $    --
                                                  =======  ========  ========


                See notes to consolidated financial statements.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Business

  The consolidated financial statements include the accounts of Hyperion Telecommunications, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company was formed in 1991 and is an 89% owned subsidiary of Adelphia Communications Corporation ("Adelphia"). The remaining 11% is owned by certain key Company officers.

  The Company provides telecommunications service through its subsidiaries and joint ventures, in which it has less than a majority equity interest. The Company's efforts have been directed primarily toward becoming an owner and manager of competitive local exchange carrier ("CLEC") business telecommunications services in selected mid-sized cities. The Company generally partners with a local cable television or utility company, whose fiber facilities are located in the market areas, to build competitive access fiber optic networks. The Company then operates the networks for a management fee. Each network provides local special access, carrier-to-carrier, and point-to-point telecommunications services to major businesses and government customers. The Company's revenues are derived from a combination of direct business telecommunication services provided by its subsidiaries and management fees from its unconsolidated joint ventures.

  Joint ventures in which the Company does not have a majority interest are accounted for under the equity method of accounting.

 Cash and cash equivalents

  Cash and cash equivalents generally consist of highly liquid instruments with an initial maturity date of three months or less.

 Property, Plant and Equipment

  Property, plant and equipment is stated at cost less accumulated depreciation. Costs capitalized include amounts directly associated with network engineering, design and construction.

  Provision for depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets beginning in the month the asset is available for use or is acquired.

  The estimated useful lives of the Company's principal classes of property, plant and equipment are as follows:

   Telecommunications networks...................................... 10-20 years
   Network monitoring equipment.....................................  5-10 years
   Other............................................................  3-10 years

 Revenue Recognition

  The Company recognizes revenues related to management and network monitoring of the joint ventures in the month that the related services are provided. The Company recognizes revenue from telecommunications services in the month the related service is provided. Revenues on billings to customers for services in advance of providing such services are deferred and recognized when earned.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

 Loss Per Common Share

  The computation of loss per common share is based upon the weighted average number of common shares outstanding. All references in the accompanying consolidated financial statements to the number of shares of common stock have been retroactively restated to reflect the stock split (See Note 5).

 Income Taxes

  Deferred income taxes are recognized for the tax effects of temporary differences between financial statement and income tax bases of assets and liabilities and for loss carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets to the net amount that management believes will more likely than not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

 Other Assets

  Costs incurred in developing new networks or expanding existing networks, including network design, negotiating rights-of-way and obtaining legal/regulatory authorizations are deferred and amortized over five years. Pre-operating costs represent certain nondevelopment costs incurred during the pre-operating phase of a newly constructed network and are amortized over five-year periods commencing with the start of operations.

 Asset Impairments

  The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

 Financial Instruments

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable. Concentration of credit risk with respect to accounts receivable is limited due to the dispersion of the Company's customer base among different entities and geographic areas. The carrying value of the Note Payable--Adelphia (see Note
4) at March 31, 1995 and 1996 approximates its fair value based upon the terms of the note in comparison with other similar instruments.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(2) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following:

                                                                  MARCH 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------  -------
  Telecommunications networks.................................. $1,704  $ 6,312
  Network monitoring equipment.................................  3,244    5,267
  Construction in process......................................  2,910    2,245
  Other........................................................    270      388
                                                                ------  -------
                                                                 8,128   14,212
  Less accumulated depreciation................................   (590)  (1,651)
                                                                ------  -------
    Total...................................................... $7,538  $12,561
                                                                ======  =======

(3) INVESTMENTS

  The equity method of accounting is used to account for investments in joint ventures in which the Company owns less than a majority interest. Under this method, the Company's initial investment is recorded at cost and subsequently adjusted for the amount of its equity in the net income or losses of its joint ventures. Dividends or other distributions are recorded as a reduction of the Company's investment. Investments in joint ventures accounted for using the equity method reflect the Company's equity in their underlying net assets.

  The Company's nonconsolidated investments are as follows:

                                                                 MARCH 31,
                                                   OWNERSHIP  ----------------
                                                   PERCENTAGE  1995     1996
                                                   ---------- -------  -------
EQUITY BASIS INVESTMENTS:
Continental Fiber Technologies (Jacksonville).....       20%  $ 1,467  $ 4,701
Multimedia Hyperion Telecommunications (Wichita)..     49.9%    1,445    2,620
Louisville Lightwave..............................       20%      531      996
NewChannels Hyperion Telecommunications (Albany)..       50%      924      999
NewChannels Hyperion Telecommunications
(Binghamton)......................................       20%      355      504
NHT Partnership (Buffalo).........................       40%    1,369    2,457
NewChannels Hyperion Telecommunications
(Syracuse)........................................       50%    2,957    3,140
Hyperion of Harrisburg............................       50%      701    1,600
Hyperion of Tennessee (Nashville).................       25%      695    1,345
Alternet of Virginia (Richmond)...................       37%    1,633    3,406
New Jersey Fiber Technologies (New Brunswick).....     19.7%        9      956
TCG of South Florida..............................     15.7%    2,981    4,679
Other ............................................  Various        18      497
                                                              -------  -------
                                                               15,085   27,900
Cumulative equity in net losses...................             (2,521)  (6,813)
                                                              -------  -------
Total Investments.................................            $12,564  $21,087
                                                              =======  =======

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(3) INVESTMENTS, CONTINUED

  Summarized combined unaudited financial information for the Company's investments being accounted for using the equity method of accounting as of and for the years ended March 31, 1994, 1995 and 1996, is as follows:

                                                            MARCH 31,
                                                     --------------------------
                                                      1994     1995      1996
                                                     -------  -------  --------
   Current assets................................... $ 7,278  $ 6,842  $  5,709
   Non-current assets...............................  29,410   59,870   109,583
   Current liabilities..............................  10,345    6,444    11,683
   Non-current liabilities..........................   2,743   20,858    25,912
   Revenues.........................................   1,028    3,894    11,513
   Net loss.........................................  (2,059)  (7,319)  (14,475)

  On May 16, 1996, the Company sold its 15.7% interest in TCG of South Florida to a third party for approximately $11,618 cash resulting in a pre-tax gain of approximately $8,400. Amounts related to TCG of South Florida included in the Company's investments and equity in net loss of joint ventures as of and for the year ended March 31, 1996 were $3,422 and $778, respectively.

(4) FINANCING ARRANGEMENTS

 Note Payable--Adelphia

  The Company has an unsecured credit arrangement with Adelphia which had no repayment terms prior to April 15, 1996. On April 15, 1996, $25,000 of the proceeds from the sale of the 13% Senior Discount Notes and Warrants discussed below were used to repay a portion of this obligation. Interest expense and fees on this credit arrangement were based upon the weighted average cost of unsecured borrowings of Adelphia during the corresponding periods.

  Interest at 11.28% per annum plus fees was charged on the Note Payable-- Adelphia for the years ended March 31, 1994, 1995 and 1996. The total amount of interest converted to note principal at March 31, 1996 is $9,007.

  Effective April 15, 1996, the remaining balance due on the Note Payable-- Adelphia is evidenced by an unsecured subordinated note due April 16, 2003. This obligation bears interest at 16.5% per annum with interest payable quarterly in cash; by issuing additional subordinated notes; or a combination of cash and additional subordinated notes, all of which is at the Company's option.

 13% Senior Discount Notes and Warrants

  On April 15, 1996, the Company issued $329,000 of 13% Senior Discount Notes (the "Senior Notes") due April 15, 2003 and 329,000 warrants to purchase an aggregate of 613,427 shares of its common stock. Proceeds to the Company, net of discounts, commissions, and other transaction costs were approximately $168,600. Such net proceeds were used to pay $25,000 of the Note Payable-- Adelphia discussed above, to make loans of $3,000 to certain key Company officers (see Note 5) and to fund the Company's capital expenditures, working capital requirements, operating losses and its pro-rata investments in joint ventures. Use of proceeds from the Senior Notes also included the repayment of amounts related to capital expenditures, working capital requirements, operating losses and pro-rata investments in joint ventures totaling $12,800 incurred during the period from January 1, 1996 to April 15, 1996. These amounts had been funded during the same time period through advances from Adelphia.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(4) FINANCING ARRANGEMENTS, CONTINUED

  Prior to April 15, 2001, interest on the Senior Notes is not payable in cash, but is added to principal. Thereafter, interest is payable semi-annually commencing October 15, 2001. The Senior Notes are unsecured and are senior to the Note Payable--Adelphia and all future subordinated indebtedness. On or before April 15, 1999 and subject to certain restrictions, the Company may redeem, at its option, up to 25% of the aggregate principal amount of the Senior Notes at a price of 113% of the Accreted Value (as defined in the Indenture). On or after April 15, 2001, the Company may redeem, at its option, all or a portion of the Senior Notes at 106.5% which declines to par in 2002, plus accrued interest.

  The holders of the Senior Notes may put the Senior Notes to the Company at any time at a price of 101% upon the occurrence of a Change of Control (as defined in the Indenture). In addition, the Company will be required to offer to purchase Senior Notes at a price of 100% with the proceeds of certain asset sales (as defined in the Indenture).

  The Indenture stipulates, among other things, limitations on additional borrowings, issuance of equity instruments, payment of dividends and other distributions, repurchase of equity interests or subordinated debt, sale-- leaseback transactions, liens, transactions with affiliates, sales of Company assets, mergers and consolidations.

  In accordance with a registration rights agreement, the Company has agreed to file a registration statement offering to exchange the Senior Notes for Series B Senior Discount Notes registered under the Securities Act of 1933, as amended (the "Securities Act"). Terms of the Series B Senior Discount Notes will be substantially the same as the Senior Notes. Under certain circumstances, if the above exchange is not consummated or such registration is not filed or effective within the time periods stipulated in the agreement, the Company must pay liquidated damages to the holders of the Senior Notes ranging from .5% per annum to 2.0% per annum based on the amount of additional time required to consummate the exchange. The Company is in the process of filing the required registration statement and does not expect to incur any liquidated damages.

  The Warrants are exercisable at $.01 per share upon the earlier of May 1, 1997 or a Change of Control. Unless exercised, the Warrants expire on April 1, 2001. The number of shares and the exercise price for which a warrant is exercisable are subject to adjustment under certain circumstances. In accordance with a registration rights agreement, the Company has agreed to file shelf registration statements under the Securities Act covering the Warrants and the Warrant Shares. Under certain circumstances, if the shelf registrations are not effective within the time period specified in the agreement, the Company must pay liquidated damages to the holders of the Warrants or Warrant Shares ranging from $.0025 to $.0125 per week per Warrant or per Warrant Share then issuable based on the amount of additional time required to accomplish the shelf registrations.

  If the Senior Notes and Warrants had been issued on April 1, 1995, interest expense would have been $21,708 for the year ended March 31, 1996.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1966
               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(4) FINANCING ARRANGEMENTS, CONTINUED

  The following unaudited pro forma balance sheet has been prepared assuming that the issuance of the Senior Notes and Warrants had occurred on March 31, 1996.

   PRO FORMA BALANCE SHEET MARCH 31, 1996 (DOLLARS IN THOUSANDS) (UNAUDITED)

                                                 AS       PRO FORMA      PRO
                                              REPORTED  ADJUSTMENTS(A)  FORMA
                                              --------  -------------- --------
Cash and cash equivalents.................... $    --      $140,585    $140,585
Other current assets.........................      282          --          282
                                              --------     --------    --------
Total current assets.........................      282      140,585     140,867
                                              --------     --------    --------
Other assets.................................   34,987        6,239      41,226
                                              --------     --------    --------
Total assets................................. $ 35,269     $146,824    $182,093
                                              ========     ========    ========
Current liabilities.......................... $ 11,737     $    --     $ 11,737
Senior Notes.................................      --       163,705     163,705
Notes Payable--Adelphia......................   50,855      (25,000)     25,855
                                              --------     --------    --------
Total liabilities............................   62,592      138,705     201,297
                                              --------     --------    --------
Stockholders' equity (deficiency):
   Common Stock..............................      100          --          100
   Warrants..................................      --        11,119      11,119
   Loans to stockholders.....................      --        (3,000)     (3,000)
   Accumulated deficit.......................  (24,423)         --      (27,423)
                                              --------     --------    --------
Total Stockholders equity (deficiency).......  (27,323)       8,119     (19,204)
                                              --------     --------    --------
                                              $ 35,269     $146,824    $182,093
                                              ========     ========    ========

- --------
(a) Amounts represent sources and uses of funds provided by the issuance of the Senior Notes and Warrants as follows:

   Proceeds from Senior Notes..................................................  $163,705
   Proceeds from Warrants......................................................    11,559
   Underwriters' fee and transaction costs applicable to Senior Notes..........    (6,239)
   Underwriters' fee and transaction costs applicable to Warrants..............      (440)
   Repayment of portion of Note Payable--Adelphia..............................   (25,000)
   Loans to stockholders.......................................................    (3,000)
                                                                                 --------
   Net cash proceeds...........................................................  $140,585
                                                                                 ========

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(5) STOCKHOLDERS' EQUITY

  The common stock of the Company held by Adelphia and certain key Company officers (the "Officers") is subject to sale and transfer restriction provisions. These provisions state that none of the Officers may transfer any shares unless they have offered to sell such shares to Adelphia (or the other remaining Officers if Adelphia declines) at a price per share equal to the terms of the proposed third party sale or exchange.

  In accordance with a shareholder agreement, upon termination of employment or at any time after October 7, 1996, the Officers could have required Adelphia to purchase all their outstanding shares (the "Officers' Option"). At any time after October 7, 2001, Adelphia could have required the Officers to sell all of their outstanding shares to Adelphia (the "Adelphia Option"). The price per share shall be equal to the fair market value of the shares as determined by a nationally recognized financial advisor selected by Adelphia and the Officers.

  On March 19, 1996, such shareholder agreement was amended primarily to (i) grant the Officers certain registration rights regarding their common stock;
(ii) extend the Officers' Option date until after October 7, 1998; (iii) extend the Adelphia Option date until after October 7, 2003 and (iv) provide for aggregate loans to the Officers of $3,000 from the proceeds received from the private placement of the Senior Notes and Warrants discussed in Note 4. Such loans, including accrued interest at a rate equal to the rate which the Company is able to invest cash on a short-term basis, are secured by a pledge of each Officer's common stock in the Company and are payable to the Company on the earlier of October 8, 1998 or the date of the registration of an equity security of the Company as described below. Also, an amount equal to the interest that accrues on such loans from the date six months after the date the loans are made until due and payable will be satisfied through additional compensation to the Officers. The shareholder agreement is terminated upon the registration of an equity security of the Company under the Securities Act or the Securities Exchange Act of 1934, as amended, which equity security is of the same class as the equity security held by the Officers.

  On March 19, 1996, the Board of Directors of the Company approved a ten thousand-for-one stock split of its common stock and the reduction of the par value from $1.00 per share to $.01 per share. All references in the accompanying consolidated financial statements to the number of shares of common stock and the par value have been retroactively restated to reflect this stock split and par value reduction. In addition, on March 19, 1996, the Board of Directors approved charter amendments to increase the Company's authorized shares of common stock from 1,000 shares to 30,000,000 shares and authorized 5,000,000 shares of preferred stock with terms of such preferred stock to be determined by the Board of Directors of the Company. No preferred stock has been issued by the Company.

(6) COMMITMENTS AND CONTINGENCIES

  The Company rents office space, node space and fiber under leases with terms which are generally less than one year or under agreements that are generally cancelable on short notice. Total rental expense under all operating leases aggregated $65, $478, and $1,210 for the years ended March 31, 1994, 1995 and 1996, respectively.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(6) COMMITMENTS AND CONTINGENCIES, CONTINUED

  The minimum future lease obligations under the noncancelable operating leases as of March 31, 1996 are approximately:

                                                         PERIOD ENDING MARCH 31,
                                                         -----------------------
   1997.................................................          $140
   1998.................................................            14
   1999.................................................            13
   2000.................................................             4
   2001.................................................             4
   Thereafter...........................................            --

  Under certain investment agreements, the Company has committed to make specific capital contributions to the joint ventures. Total capital commitments to be made as a result of these agreements at March 31, 1996 was $2,299.

  Certain investors in two of the joint ventures have the right after a specified period of time to sell their interest to the Company. Under one agreement, the sales price represents the investor's aggregate capital contribution less distributions plus interest accrued at the prime rate. The Company's obligation under this commitment at March 31, 1996 was approximately $2,946. The sales price under the second agreement is equal to the fair market value of such investor's interest.


  The Company has agreed that it will make all required capital contributions to Louisville Lightwave that are necessary to increase its ownership to 50%. The Company expects these capital contributions will aggregate approximately $3,000.

  On August 1, 1996, the Company purchased additional general and limited partnership interests in Hyperion of Tennessee for approximately $5,000, which increases the Company's ownership of Hyperion of Tennessee to 95%. The following unaudited financial information for the year ended March 31, 1996 assumes that this acquisition had occurred on April 1, 1995:

         Revenues                                       $ 3,963
         Net loss before extraordinary items             15,239
         Net loss                                        15,239
         Net loss per weighted average share of common
          stock                                           $1.52

  The Company has entered into employment agreements with certain key Company officers, the terms of which expire on October 20, 1998, as amended. The employment agreements provide for base salary, benefits and bonuses payable if specified management goals are attained. In addition, the employment agreements contain noncompetition and nondisclosure provisions.

  The President of the Company has an employment agreement with Adelphia where he is a vice president and secretary. His agreement provides for base salary, benefits and insurance premium payments. The Company reimburses Adelphia for such payments.

  The Company's operations and the operations of its joint ventures may be adversely affected by changes and developments in governmental regulation, competitive forces and technology. The telecommunications industry is subject to extensive regulation at the federal, state and local levels. On February 8, 1996, President

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(6) COMMITMENTS AND CONTINGENCIES, CONTINUED

Clinton signed the Telecommunications Act of 1996 (the "Telecommunications Act"), the most comprehensive reform of the nation's telecommunications laws since the Communications Act of 1934.

  The more significant provisions of the Telecommunications Act and certain of its possible effects are as follows:

  The Telecommunications Act removes legal barriers of entry in local telephone markets. This provision should enable the Company to provide a full range of services in any state while potentially increasing the level of competition the Company faces in all its markets.

  The Telecommunications Act requires incumbent Local Exchange Company's ("LECs") to "interconnect" with competitors which will provide access to certain networks under reasonable rates, terms and conditions. It is uncertain how effective these requirements will be or their impact on the Company until the FCC completes its rulemaking proceedings requiring the LECs to provide telephone number portability, dialing parity, reciprocal compensation, resale, access to rights-of-way and unbundling of network services.

  The Telecommunications Act establishes procedures for LEC and Bell Operating Company ("BOC") entry into new markets, including long distance and cable television service. The Company's management believes LECs are now more likely to invest in fiber optic networks and enter the video market which will generate a revenue stream previously unavailable to them. These facilities can then also be used to provide services that compete with the Company. By allowing the BOC to enter the long distance market, this may reduce the market share of the major long distance carriers (the Company's joint ventures' primary customers) and have adverse consequences on the Company's joint ventures' ability to generate revenues from the long distance carriers.


  The Telecommunications Act eliminates the requirement that LECs obtain FCC authorization before constructing new facilities for interstate services and limits the FCC's ability to review LEC tariff filings. The changes will increase the speed with which the LECs are able to introduce new service offerings and new pricing of existing services, thereby increasing the LEC's ability to compete with the Company.

  The Telecommunications Act requires the FCC to establish an explicit mechanism for subsidizing service to markets that are less desirable, either because of the high cost of providing service or the limited revenues that might be available. This could be advantageous to the Company or it could be beneficial to the Company's competitors depending on the geographic areas and the type of customers for which subsidies are available.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(7) RELATED PARTY TRANSACTIONS

  The following table summarizes the transactions with related parties which are included in the Company's consolidated financial statements:

                                                                 MARCH 31,
                                                            --------------------
                                                             1994   1995   1996
                                                            ------ ------ ------
   REVENUES:
     Management fees....................................... $  261 $1,045 $1,950
     Network monitoring fees...............................     51    217    446
     Special access fees...................................     --    189    651
     Interest..............................................     --     65    199
                                                            ------ ------ ------
     Total................................................. $  312 $1,516 $3,246
                                                            ====== ====== ======
   EXPENSES:
     Interest expense and fees............................. $2,164 $3,321 $6,088
     Allocated corporate costs.............................    214    209    250
     Fiber leases..........................................     --    303  1,022
                                                            ------ ------ ------
     Total................................................. $2,378 $3,833 $7,360
                                                            ====== ====== ======

  Management fees from related parties represent fees received by the Company from its unconsolidated joint ventures for the performance of financial, legal, regulatory and other administrative services.

  Network monitoring fees represent fees received by the Company for technical support for the monitoring of each individual joint venture's telecommunications system.

  Interest represents interest charged on certain affiliate receivable balances with joint ventures.

  Special access fees represent amounts charged to joint ventures for use of the network of a wholly-owned subsidiary of the Company.

  Interest expense and fees relate to the Note Payable--Adelphia (See Note 4).

  Allocated corporate costs represent costs incurred by Adelphia on behalf of the Company for the administration and operation of the Company. These costs include charges for office space and shared services such as finance activities, information systems, computer services, human resources, and taxation. Such costs were estimated by Adelphia and do not necessarily represent the actual costs required for these services.

  Fiber lease expense represents amounts paid to various subsidiaries of Adelphia for the utilization of existing cable television plant for development and operation of the consolidated operating networks.

(8)INCOME TAXES

  The Company and its corporate subsidiaries adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective April 1, 1993. The cumulative effect of adopting SFAS No. 109 at April 1, 1993 was to decrease net loss by $42 for the year ended March 31, 1994. Adoption of SFAS No. 109 had no other effect on net loss for the year ended March 31, 1994.

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(8) INCOME TAXES, CONTINUED

  Adelphia and its corporate subsidiaries (including the Company) file a consolidated federal income tax return. For financial reporting purposes, current and deferred income tax assets and liabilities are computed on a separate company basis. The valuation allowance is adjusted for benefits associated with filing a consolidated income tax return, similar to provisions of the Internal Revenue Code. At March 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of $23,100 expiring through 2011.

  Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and
(b) operating loss carryforwards.

  Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

                                                                MARCH 31,
                                                             -----------------
                                                              1995      1996
                                                             -------  --------
   DEFERRED TAX ASSETS:
    Differences between book and tax basis of intangible
     assets................................................. $   404  $    119
    Net operating loss carryforwards........................   4,823     9,302
    Investment in Partnerships..............................     327     1,401
    Other...................................................      27       134
                                                             -------  --------
     Total..................................................   5,581    10,956
    Valuation allowance.....................................  (5,295)  (10,459)
                                                             -------  --------
     Total..................................................     286       497
                                                             -------  --------
   DEFERRED TAX LIABILITIES:
    Differences between book and tax basis of property,
      plant and equipment...................................     198       203
                                                             -------  --------
   Net deferred tax asset................................... $    88  $    294
                                                             =======  ========

  The net change in the total valuation allowance for the years ended March 31, 1995 and 1996 was an increase of $3,111 and $5,164, respectively.

  Income tax benefit for the years ended March 31, 1994, 1995 and 1996 is as follows:

                                                                   MARCH 31,
                                                                 ---------------
                                                                 1994 1995  1996
                                                                 ---- ----  ----
  Current....................................................... $46  $(8)  $ (9)
  Deferred......................................................   9   37    206
                                                                 ---  ---   ----
  Total......................................................... $55  $29   $197
                                                                 ===  ===   ====

              HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(8) INCOME TAXES, CONTINUED

  A reconciliation of the statutory federal income tax rate and the Company's effective income tax rate is as follows:

                                                                MARCH 31,
                                                            -------------------
                                                            1994   1995   1996
                                                            -----  -----  -----
  Statutory federal income tax rate........................  35.0%  35.0%  35.0%
  Change in valuation allowance............................ (42.0) (39.0) (34.6)
  State taxes, net of federal benefit and other............   8.1    4.4    1.0
                                                            -----  -----  -----
  Income tax benefit.......................................   1.1%    .4%   1.4%
                                                            =====  =====  =====

                                  APPENDIX A

                                   GLOSSARY

  Access Charges--The fees paid by long distance carriers to LECs for originating and terminating long distance calls over the LECs' local networks.

  ATM (Asynchronous Transfer Mode)--A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video (sometimes referred to as "multi-media" information) at varying rates. The ATM format can be used by many different information systems, including LANs.

  Broadband--Broadband communications systems can transmit large quantities of voice, data and video by way of digital or analog signals. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast television station signal, that transmits high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

  CAP (Competitive Access Provider)--A company that provides its customers with an alternative to the incumbent local telephone company for local transport of private line, special access and interstate transport of switched access telecommunications services. CAPs are also referred to in the industry as alternative local telecommunications service providers (ALTs), metropolitan area network providers (MANs) and alternative access vendors (AAVs).

  Central Offices or LEC-COs--The switching centers or central switching facilities of the LECs or CLECs.

  Centrex--Centrex is a service that offers features similar to those of a Private Branch Exchange (PBX), except the equipment is located at the carrier's premises and not at the premises of the customer. These features include direct dialing within a given phone system, direct dialing of incoming calls, and automatic identification of outbound calls. This is a value-added service that LECs and CLECs can provide to a wide range of customers who do not have the size or the funds to support their own on-site PBX.

  CLEC (Competitive Local Exchange Carrier)--A CAP that also provides switched local telecommunications services.

  Collocation--The ability of a CAP, IXC or end user to connect its network to a LEC-COs. Physical collocation occurs when a CAP places its network connection equipment inside the LEC-COs. Virtual collocation is an alternative to physical collocation pursuant to which the LEC permits a CAP to connect its network to the LEC-COs on comparable terms, even though the CAP's network connection equipment is not physically located inside the central offices.

  Dedicated Lines--Telecommunications lines dedicated or reserved for use exclusively by particular customers along predetermined routes (in contrast to telecommunications lines within the public switched network).

  Digital--A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary code digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Digital transmission and switching technologies offer a threefold improvement in speed and capacity over analog techniques, allowing much more efficient and cost-effective transmission of voice, video and data.

  Dialing Parity--Dialing parity exists when a customer calling to or from the network of a CLEC is not required to dial any more digits than for a comparable call originating and terminating on the incumbent LEC's network.

  Diverse Access Routing--A telecommunications network configuration in which signals are transported simultaneously along two different paths so that if one cable is cut, traffic can continue in the other direction without interruption to its destination. The Company's networks generally provide diverse access routing.

  DS-0, DS-1, DS-3--Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 45 megabits per second.

  FCC--Federal Communications Commission

  Fiber Mile--The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "route mile" below.

  Fiber Optics--Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet is said to have more bandwidth capacity than copper cable the size of a telephone pole.

  Fiber Optic Ring Network--Most CAPs have built their networks in ring configurations in order to ensure that, if one segment of a network is damaged or cut, the traffic is simply re-routed and sent to its destination in the opposite direction. The Company uses a "self-healing" optical fiber ring architecture known as SONET.

  Frame Relay--Frame relay is a high speed data packet switching service used to transmit data between computers. Frame relay supports data units of variable lengths at access speeds ranging from 56 kilobits to 1.5 megabits. This service is appropriate for connecting LANs, but is not appropriate for voice and video applications due to the variable delays which can occur. Frame relay was designed to operate at higher speeds on modern fiber optic networks.

  Frame Relay Service--Data communications service that functions as a fast packet transport service of variable length data packets between customer designated locations and supports the establishment of software defined logical connections and circuits that act as private facilities on a public platform.

  Hubs--Collection centers located centrally in an area where telecommunications traffic can be aggregated at a central point for transport and distribution.

  Interconnection Decisions--Rulings by the FCC announced in September 1992 and August 1993, which require the RBOCs and most other LECs to provide interconnection in LEC-COs to any CAP, IXC or end user seeking such interconnection for the provision of interstate special access and switched access transport services.

  lnterLATA Calls--InterLATA calls are calls that pass from one LATA to another. Typically, these calls are referred to as long distance calls. The Telecommunications Act establishes procedures under which the RBOCs can receive authority to provide interLATA services.

  IntraLATA Calls--IntraLATA calls, also known as short haul calls, are those calls that originate and terminate within the same LATA. All states allow intraLATA competition, but dialing parity still does not exist in most states and very little LEC intraLATA revenue has been won by competitors.

  IXC (Interexchange or Long Distance Carriers)--Usually referred to as long distance carriers. There are many facilities-based IXCs, including AT&T, MCI, WorldCom and Sprint, as well as a select few CAPs that provide interexchange service.

  Kilobit--One thousand bits of information. The information-carrying capacity (i.e., bandwidth of a circuit may be measured in "kilobits per second.")

  LANs (Local Area Networks)--The interconnection of computers for the purpose of sharing files, programs and various devices such as work stations, printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

  LATAs--The geographically defined Local Access and Transport Areas in which LECs are authorized by the MFJ to provide local exchange services. These LATAs roughly reflect the population density of their respective states (for example California has 11 LATAs while Wyoming has one). There are 164 LATAs in the United States.

  LEC (Local Exchange Carrier)--A company providing local telephone services.

  LEC-COs--Local Exchange Carrier's central office.

  Local Exchange Areas--A geographic area determined by the appropriate state regulatory authority in which local calls generally are transmitted without toll charges to the calling or called party.

  Megabit--One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

  MFJ (Modified Final Judgment)--The MFJ was a consent decree entered into in 1982 between AT&T and the Department of Justice which forced the breakup of the old Bell System through the divestiture of the seven separate Regional Bell Operating Companies (RBOCs) from AT&T. Divestiture resulted in two distinct segments of the telecommunications service market: local and long distance. This laid the groundwork for intense competition in the long distance industry, but essentially created seven separate regionally-based local exchange service monopolies. The Telecommunications Act removes most MFJ restrictions on a prospective basis from AT&T and the RBOCs.

  Network Systems Integration--Involves the creation of a turnkey telecommunications network including (i) route and site selection and obtaining rights of way and legal authorizations to install the network; (ii) design and engineering of the system, including technology and vendor assessment and selection, determining fiber optic circuit capacity, and establishing reliability/flexibility standards; and (iii) project and construction management, including contract negotiations, purchasing and logistics, installation as well as testing and construction management.

  Number Portability--The ability of an end user to change local exchange carriers while retaining the same telephone number.

  Off-Net--A customer that is not physically connected to one of the Company's networks but who is accessed through interconnection with a LEC network.

  On-Net--A customer that is physically connected to one of the Company's networks.

  PCS (Personal Communications Service)--A type of wireless telephone system that uses light, inexpensive handheld sets and communicates via low power antennas.

  PBX--A Private Branch Exchange is a switching system within an office building which allows calls from outside to be routed directly to the individual instead of through a central number. A PBX also allows for calling within an office by way of four digit extensions. Centrex is a service which can simulate this service from an outside switching source, thereby eliminating the need for a large capital expenditure on a PBX.

  Physical Collocation--Physical Collocation occurs when a CAP places its own network connection equipment inside the LEC-CO. The Telecommunications Act gives the FCC authority to mandate physical collocation. See Virtual Collocation.

  POPs (Points of Presence)--Locations where an IXC has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that IXC.

  Private Line--A private, dedicated telecommunications connection between different end user locations (excluding IXC POPs).

  Private Line Data Interconnect Service--A data transport service utilizing data products and on-net private line facilities that are packaged together with data products.

  Public Switched Network--That portion of a LEC's network available to all users generally on a shared basis (i.e., not dedicated to a particular user).

  Public Utility Commission--A state regulatory body which regulates utilities, including telephone companies providing intrastate services. In some states this regulatory body may have a different name, such as public service commission.

  RBOCs (Regional Bell Operating Companies)--The seven local telephone companies established by the MFJ. The RBOCs were prohibited from providing interLATA services and from manufacturing telecommunications equipment under the MFJ, but the Telecommunications Act of 1996 establishes procedures for lifting these restrictions.

  Reciprocal Compensation--The compensation paid by a local carrier for termination of a local call on the network of a competing carrier which is obligated to pay a comparable charge to terminate traffic on the network of the first carrier. Reciprocal compensation is distinct from the one way access charges by which the IXCs compensate LEC's for originating or terminating traffic.

  Redundant Electronics--A telecommunications facility using two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

  Route Miles--The number of miles of the telecommunications path in which fiber optic cables are installed as it would appear on a network map.

  Second and Third Tier Markets--Metropolitan markets in the United States with population bases ranging from 250,000 to two million.

  Special Access Services--The lease of private, dedicated telecommunications lines or "circuits" along the network of a LEC or a CAP, which lines or circuits run to or from the IXC POPs. Examples of special access services are telecommunications lines running between POPs of a single IXC, from one IXC POP to the POP of another IXC or from an end user to its IXC POP. Special access services do not require the use of switches.

  SONET (Synchronous Optical Network)--SONET is the electronics and network architecture which enable transmission of voice, video and data (multimedia) at very high speeds. This state-of-the-art self-healing ring network offers advantages over older linear networks in that a cut line or equipment failure can be overcome by re-routing calls within the network. If the line is cut, the traffic is simply reversed and sent to its destination around the other side of the ring.

  Switch--A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

  Switched Access Transport Services--Transportation of switched traffic along dedicated lines between the LEC central offices and IXC POPs.

  Switched Services--Services which utilize a switch, as opposed to dedicated services which are non-switch. These services are the greatest source of revenue for carriers.

  Switched Traffic--Telecommunications traffic along a switched network.

  Virtual Collocation--Virtual collocation is an alternative to physical collocation in which the CAPs connect their equipment to the LECs facilities from a remote location and request that the LEC install the necessary electronics in its central office which is then leased by the LEC to the CAP for charges which are generally higher than the charges for physical collocation. However, the CAP avoids payment of the initial capital costs for the leased facilities which the CAP must incur under physical collocation.

  Voice Grade Equivalent Circuit--One DS-0. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth per second.

===============================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE HYPERION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF HYPERION SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL CONSTITUTES AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 ------------

                               TABLE OF CONTENTS

                                                                           Page

Available Information.......................................................   1
Prospectus Summary..........................................................   2
Risk Factors................................................................  14
The Exchange Offer..........................................................  20
Use of Proceeds.............................................................  28
Capitalization..............................................................  29
Selected Consolidated Financial and
 Operating Data.............................................................  30
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.................................................................  32
Business....................................................................  38
Competition.................................................................  53
Regulation..................................................................  53
Management..................................................................  60
Certain Relationships and Transactions......................................  62
Ownership of Capital Stock..................................................  63
Description of the Senior Notes.............................................  64
Certain Federal Income Tax Considerations...................................  92
Plan of Distribution........................................................  95
Legal Matters...............................................................  96
Experts.....................................................................  96
Index to Financial Statements............................................... F-1
Glossary.................................................................... A-1

===============================================================================





===============================================================================


                                     LOGO

                       HYPERION TELECOMMUNICATIONS, INC.
                 13% SENIOR DISCOUNT NOTES DUE 2003, SERIES B

                               ----------------

                                  PROSPECTUS
                               ----------------

                             AUGUST 12, 1996


===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law provides in general that a corporation may indemnify its directors, officers, employees or agents against expenditures (including judgments, fines, amounts paid in settlement and attorneys' fees) made by them in connection with certain lawsuits to which they may be made parties by reason of their being directors, officers, employees or agents and shall so indemnify such persons against expenses (including attorneys' fees) if they have been successful on the merits or otherwise. The bylaws of Hyperion provide for indemnification of the officers and directors of Hyperion to the full extent permissible under Delaware law.

  Hyperion's Certificate of Incorporation also provides, pursuant to Section 102(b)(7) of the Delaware General Corporation Law, that directors of Hyperion shall not be personally liable to Hyperion or its stockholders for monetary damages for breach of fiduciary duty as a director for acts or omissions, provided that directors shall nonetheless be liable for breaches of the duty of loyalty, bad faith, intentional misconduct, knowing violations of law, unlawful distributions to stockholders, or transactions from which a director derived an improper personal benefit.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
     1.1*    Purchase Agreement dated as of April 10, 1996 between the
             Registrant and Bear, Stearns & Co. Inc., Chase Securities Inc. and
             NationsBanc Capital Markets, Inc. (collectively, the "Initial
             Purchasers").
     2.1*    Purchase Agreement effective as of May 13, 1996 between Teleport
             Communications Group Inc. and Hyperion Telecommunications of
             Florida, Inc.
     3.1*    Certificate of Incorporation of Registrant, together with all amendments thereto.
     3.2*    Bylaws of Registrant.
     4.1*    Indenture, dated as of April 15, 1996, between the Registrant and
             Bank of Montreal Trust Company.
     4.2     Form of Note (contained in Indenture filed as Exhibit 4.1).
     4.3*    Registration Rights Agreement dated as of April 15, 1996, between the Registrant and the Initial Purchasers.
     4.4*    Subordinated Note dated April 15, 1996 by the Company in favor of
             Adelphia.
     5.1*    Opinion of Buchanan Ingersoll Professional Corporation.
     8.1*    Tax Opinion of Buchanan Ingersoll Professional Corporation
             (contained in Exhibit 5.1)
    10.1*    Employment Agreement between the Registrant and Charles R.
             Drenning.
    10.2*    Employment Agreement between the Registrant and Paul D. Fajerski.
    10.3*    Employment Agreement between the Registrant and Randolph S.
             Fowler.
    10.4     Employment Agreement dated July 1, 1986 between Adelphia and
             Daniel R. Milliard. Exhibit 10.15 to Adelphia's Registration
             Statement No. 33-6974 on Form S-1 is incorporated herein by reference.
    10.5*    Pre-Incorporation and Shareholder Restrictive Agreement between
             Adelphia, Paul D. Fajerski, Charles R. Drenning and Randolph S.
             Fowler.
    10.6*    Term Loan Note dated May 10, 1996 between Charles R. Drenning in favor of Registrant in the amount of $1,000,000.

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
    10.7*    Term Loan Note dated May 10, 1996 between Paul D. Fajerski in favor of Registrant in the amount of $1,000,000.
    10.8*    Term Loan Note dated May 10, 1996 between Randolph S. Fowler in favor of Registrant in the amount of $1,000,000.
    10.9*    Term Loan and Stock Pledge Agreement dated May 10, 1996 between the Registrant and Charles R. Drenning.
   10.10*    Term Loan and Stock Pledge Agreement dated May 10, 1996 between the Registrant and Paul D. Fajerski.
   10.11*    Term Loan and Stock Pledge Agreement dated May 10, 1996 between the Registrant and Randolph S. Fowler.
   10.12*    Letter Agreement dated March 19, 1996 between the Registrant,
             Charles R. Drenning, Paul D. Fajerski, Randolph S. Fowler and
             Adelphia.
   10.13*    Warrant Agreement dated as of April 15, 1996, by and among
             Hyperion Telecommunications, Inc. and Bank of Montreal Trust
             Comapny.
   10.14*    Warrant Registration Rights Agreement dated as of April 15, 1996, by and among Hyperion Telecommunications, Inc. and the Initial
             Purchasers.
   10.15*    Form of Management Agreement.
    12.1*    Computation of Ratio of Earnings to Fixed Charges.
    21.1*    Subsidiaries of the Registrant.
    23.1*    Consent of Buchanan Ingersoll Professional Corporation (contained in its opinion filed as Exhibit 5.1 hereto).
    23.2*    Consent of Deloitte & Touche LLP.
    24.1*    Power of Attorney (appearing on Signature Page).
    25.1*    Form T-1 Statement of Eligibility of Trustee.
    27.1*    Financial Data Schedule.
    99.1*    Form of Letter of Transmittal and Notice of Guaranteed Delivery.

- --------

*Previously filed.

ITEM 22. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed part of the Registration Statement as of the time it was declared effective.

  (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

  (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (3)(i) and (3)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (6) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coudersport, Commonwealth of Pennsylvania, on the 9th day of August, 1996.

                                          HYPERION TELECOMMUNICATIONS, INC.

                                               /s/ Daniel R. Milliard
                                          By:  ________________________________
                                              Daniel R. Milliard President and
                                                  Chief Executive Officer

  Pursuant to the requirements of the Securities Act, this amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                           TITLE                       DATE

            *                 Chairman and Director
- -------------------------                                         August 9,
John J. Rigas                                                     1996

            *                 Vice Chairman, Executive Vice
- -------------------------     President and Director              August 9,
Michael J. Rigas                                                  1996

            *                 Vice Chairman, Executive Vice
- -------------------------     President, Treasurer, Chief         August 9,
Timothy J. Rigas              Financial Officer and Director      1996

            *                 Vice Chairman, Executive Vice
- -------------------------     President and Director              August 9,
James P. Rigas                                                    1996

/s/ Daniel R. Milliard        President, Secretary, Chief
- -------------------------     Executive Officer and Director      August 9,
Daniel R. Milliard                                                1996

            *                 Vice President and Director
- -------------------------                                         August 9,
Charles R. Drenning                                               1996

            *                 Vice President and Director
- -------------------------                                         August 9,
Paul D. Fajerski                                                  1996

            *                 Vice President and Director
- -------------------------                                         August 9,
Randolph S. Fowler                                                1996

            *                 Chief Accounting Officer
- -------------------------                                         August 9,
Edward E. Babcock                                                 1996

*/s/ Daniel R. Milliard
- -------------------------                                         August 9,
 Daniel R. Milliard, as                                           1996
    Attorney In Fact